Form 20-F
period 2012-08-31
Stellar Biotechnologies, Inc.
filed 2013-01-15
CIK 1540159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[      ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2012

OR

[      ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[      ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Stellar Biotechnologies, Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

332 E. Scott Street, Port Hueneme, CA 93041

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           45,413,561 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___     No  _X_

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __  No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes _X_  No _ _

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __                                             Accelerated filer  __                                   Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]

International Financial Reporting Standards as issued

Other [   ]

by the International Accounting Standards Board [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_  Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  _X_ N/A __

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Stellar  is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 96

Stellar Biotechnologies Inc.

Form 20-F Annual Report

INTRODUCTION

Stellar Biotechnologies, Inc. (or the “Company”) was incorporated on June 12, 2007 in Canada under the Canada Business Corporations Act under the name China Growth Capital Inc. The Company was originally classified as a Capital Pool Corporation ("CPC") and changed its name to CAG Capital Inc. ("CAG") on April 15, 2008. On November 25, 2009, the Company was continued into British Columbia under the British Columbia Business Corporations Act.  On April 7, 2010, the Company changed its name to Stellar Biotechnologies Inc. and subsequently completed its qualifying transaction through a reverse merger transaction with Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999.

BUSINESS OF STELLAR BIOTECHNOLOGIES INC.

Stellar Biotechnologies is a biotechnology research and production company involved in the production and marketing of Keyhole Limpet Hemocyanin ("KLH") as well as the development of new technology related to the culture and production of KLH and subunit KLH ("suKLH"), a more refined product from KLH primarily used in human vaccines. Stellar extracts the KLH from limpets raised in its own aquaculture facilities and manufactures and sells the pharmaceutical grade KLH and suKLH to third parties for use in the development of vaccines and diagnostic products.

KLH is a potently immunogenic (i.e., a substance that induces an immune response) high-molecular-weight protein produced from California giant keyhole limpets (Megathura crenulata), a large saltwater mollusk from the California coast and the only species of its type. KLH operates as a carrier molecule for vaccine antigens (substances that promote the generation of antibodies) against cancers and infectious agents. The combination of an antigen against specific tumor cell-types, conjugated to the Immunogenic ("IMG") KLH molecule, is the basis for a proven strategy for a new class of drugs known as therapeutic vaccines. Potent yet proven safe in humans, KLH is a critical component of several important therapeutic vaccines including vaccines for lymphoma, bladder, breast, colon, and other cancers.

Stellar currently has only limited revenue from commercial sales of its KLH products. Commercial sales are highly dependent upon the rate of development and clinical trials of vaccines and other therapeutic drugs that utilize the Company's products by third-party customers. The advancement of these vaccines is dependent upon many factors, including available capital, trial recruitment, and regulatory review, and revenue from these customers is highly variable.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with product development; the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Stellar”, “the Company”, “Issuer”, and “Registrant” refer collectively to Stellar Biotechnologies, Inc., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended August 31, 2012 and 2011, derived from the financial statements of the Company which have been audited by D+H Group LLP, Chartered Accountants, as indicated in its auditor's report which is included elsewhere in this Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for the fiscal years ended August 31, 2012 and  2011. The auditor conducted its audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).

Table No. 1

Selected Financial Data

(US$ in 000, except per share data)

	Year Ended 8/31/12	Year Ended 8/31/11

Revenue	$ 286	$ 697
Other Income	1,327	1,235
Comprehensive Net Loss	(5,197)	(3,597)
Comprehensive Net Loss Per Share	(0.12)	(0.09)
Dividends Per Share	Nil	Nil

Working Capital	$ 486	$ 4,062
Long-Term Debt	Nil	Nil
Shareholder’s Equity (deficit)	852	3,064
Total Assets	1,544	4,751

Weighted Average Shares Outstanding for the Year	43,775,766	38,087,574
Number of Shares Outstanding at Year End	45,413,561	41,611,831

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars ($).

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of research and development. In particular, the following risk factors apply:

Risks Relating to the Operations of the Company

Research and Development of drugs and medical products can be costly and require years of research and development activities.

The Company is expending substantial resources on research and development of its products and aquaculture technology. Much of the products and technology is at the development stage, and may never be commercially successful. The Company’s future success will be in part dependent upon the Company’s ability to successfully develop its products, the ability to obtain the required regulatory approvals, the protection of its processes and products, and commercial acceptance of its products.

The Company may not achieve its projected development goals in the timeframes it announces and expects.

The Company has established certain developmental goals, and made public statements regarding the anticipated timing of meeting its objectives. The timing of these events may be affected by various factors, including financial limitations, progress and timing of third-party developmental activities, delays or failures of regulatory approvals and clinical trials, and delays and failures in increasing KLH aquaculture and production. Any inability to meet its projected goals could have a negative effect on the Company’s operations and financial position.

The Company may be unable to achieve certain milestones associated with external partnerships.

Certain of the Company’s agreements with third parties include certain milestones the Company must meet in order to obtain payments and continue the partnership agreements. If the Company were unable to achieve these milestones, it would have a negative effect on the Company’s operations and financial condition. Additionally, it would likely curtail future development programs which would also have a negative effect on the Company’s operations.

The Company depends on third parties for its manufacturing operations.

The Company is currently dependent upon a small number of contractors and locations for its manufacturing capacity. The Company does not currently have backup manufacturing capacity for some of its key products. If the Company is unable to retain its current contractors, or is unable to obtain new contractors to provide manufacturing services, it will have a negative effect on the Company’s operations. These contract manufacturers provide services to many biotechnology and research companies, and may not provide the quality, quantity, or costs required by the Company. In addition, they may not be able to provide the services required on a schedule acceptable to the Company. These issues may result in the Company being unable to manufacture its products in the required quantities or at an acceptable cost, which would have a negative effect on the Company’s financial condition.

Rapid technological change could make the Company’s products obsolete.

New developments in products, methods or technology may negatively affect the development and sale of some or all of the products utilizing the Company’s products and technology, and may render them obsolete. New product development and/or modification is costly, requires significant research and development time and expense, and may not necessarily result in the successful commercialization of any new product. If the Company is unable to enhance and improve its products, or to develop and introduce new products that incorporate new technologies that achieve market acceptance, it may have a negative effect on the Company’s operations and financial position.

Protection of Patents and Proprietary Rights is limited.

The Company’s success will depend in part on its ability to protect its proprietary rights and technologies. The Company relies upon a combination of contractual arrangements, licenses, patents, trade secrets and know-how to protect its proprietary technology and rights. These measures may not apply or may afford only limited protection. The Company may not have adequate remedies for any infringement or funds to take action against those infringing, or that its trade secrets will not otherwise become known or independently developed by competitors. There can be no assurance that any current or future patents licensed by or applied for by the Company will be upheld, if challenged, or that the protections afforded will not be circumvented by others. If the Company enters litigation in regards to its business or to protect or enforce its patents, it may involve substantial expenditures and require significant management attention, even if the Company ultimately prevails. If the Company is unable to protect its intellectual property rights, it may result in the loss of valuable technologies and undermine its competitive position which would have a negative effect on the Company’s operations and financial position.

The Company competes with other companies in KLH production and manufacturing.

The Company competes with other companies in the production and sale of KLH and suKLH for pharmaceutical use. The KLH and suKLH produced by the Company are not unique as ingredients for pharmaceutical use from that produced by other companies. Many of these other companies, both public and private, have greater financial and personnel resources than the company, and have greater sales and marketing experience in the industry than the Company. If they are able to produce and sell KLH and suKLH for less than the Company, it will have a negative effect on the Company's ability to operate successfully and will have a negative effect on the Company's operations and financial position.

The Company is subject to substantial government regulation.

The Company is subject to various laws, regulations, regulatory actions and court decisions at the local, State and Federal level in the United States and other countries. Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators, customers, vendors or service providers will adversely affect the development or marketing of its products and services. Changes in the regulatory environment could adversely affect the ability of the Company to attain its corporate objectives and obligations. Any new government regulation that affects biotechnology companies or relate specifically to the Company’s processes and products may increase the Company’s costs and price of its systems. These regulations may have a negative effect on the Company’s operations and financial condition.

The Company's customers face uncertainties related to regulatory approval.

A primary market for the Company's KLH products is for the use in the commercial manufacture and sale of vaccines. The therapeutic drug industry is subject to significant government regulation, and many of the products developed by the Company's customers that utilize Stellar's KLH are not yet approved for commercial sale. Before regulatory approvals for the commercial sale of any products is granted, a drug must be demonstrated through preclinical testing and clinical trials to be safe and effective for their intended use in humans. The process to determine safety and efficacy, including clinical trials, is expensive and prolonged. The time necessary to complete these processes and trials and submit applications for the regulatory approvals is difficult to predict and is subject to numerous factors, and these trials may not be successful. Larger or later stage clinical trials may not produce the same results as earlier trials. Successful results in clinical trials may not result in regulatory approval, due to certain factors including unacceptable side effects or safety issues. Even if regulatory approval is granted for any drug or product that utilizes the Company's products, it will be subject to ongoing regulatory requirements, which include registration, manufacturing, labeling, advertising and promotion, packaging, distribution, record keeping and reporting, and storage. Manufacturing facilities are subject to continual review and inspection, and failure to meet these regulatory requirements can interrupt delay, or shut down these facilities. Previously unknown problems may result in regulatory restrictions on such products, including withdrawal from the marketplace.  Delays in obtaining regulatory approvals for products from third party customers which use the Company's products, or failure to obtain or maintain regulatory approvals altogether, would have a negative effect on market demand for the Company's products, and have a negative effect on the Company's operations and financial condition.

Even if the Company obtains marketing approval, its products will be subject to ongoing regulatory review.

If the Company or its partners receive regulatory approval to market any product, they will be subject to ongoing regulatory requirements, which include registration, manufacturing, labeling, advertising and promotion, packaging, distribution, record keeping and reporting, and storage. Manufacturing facilities, both those operated by the Company and its vendors, are subject to continual review and inspection, and failure to meet these regulatory requirements can interrupt delay, or shut down these facilities. Previously unknown problems with the Company's products, or products produced by others which utilize the Company's products, may result in regulatory restrictions on such products, including withdrawal from the marketplace.  These factors could have a negative effect on the Company's operations and financial condition.

The Company may not be able to manufacture its products in commercial quantities, which would prevent it from marketing its products.

Currently, the production of KLH by the Company is limited, and it has not been determined if it is economic to manufacture KLH and related products on a large scale. The Company contracts with third-party vendors for the manufacture of its products, and may be unable to establish and maintain relationships with qualified manufacturers in order to produce sufficient supplies of its finished products. If the Company were unable to produce economic quantities of its products, it would have a negative effect on the Company's operations and financial condition.

The Company may not be able to meet demand for KLH from either wild or internally raised sources

The Company is dependent upon a supply of California giant keyhole limpets (Megathura crenulata) for KLH production. The range of keyhole limpets in the wild is limited, and due to the lack of a regulated harvest, the wild stocks of M. crenulata are believed to be declining. If the wild stocks are depleted, and the Company's hatchery and aquaculture operations are unable to produce sufficient supplies of captive M. crenulata to meet demand, it would have a negative effect on the Company's operations and financial condition.

The Company has limited marketing, sales and distribution experience.

The Company and its personnel have limited experience in the marketing, sales and distribution of diagnostic products. The Company may not be able to establish its marketing, sales and distribution capabilities itself, or establish agreements with its collaborators, licensees or third parties to successfully perform these tasks. If the Company contracts or makes arrangements with third parties for the sales and marketing of its products, Company revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If the Company markets any of its products directly, it must either internally develop or acquire a marketing and sales force, which would require substantial resources and management attention.

The Company’s products, if approved, may fail to achieve market acceptance.

If the Company is successful in developing its products and receives the required approvals from the applicable regulatory authorities, its products may not achieve market acceptance. The Company’s intended products will compete with a number of drugs and other products currently available in the marketplace, as well as other products currently under development from other pharmaceutical companies. The market acceptance of any of the Company’s products will depend on a number of factors, including the demonstration and establishment of the efficacy and safety, as well as their advantages over other alternative products.

The Company is subject to the risk of product liability claims, for which it may not have, or be able to obtain, adequate insurance coverage.

The Drug industry is subject to product liability claims in the event of adverse effects, even in respect to products that have received regulatory approval for commercial sale. Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies, or others selling or utilizing the Company's products. Although the Company currently maintains liability insurance of up to $2 million for its products, it may not be able to obtain or maintain sufficient and affordable insurance coverage for all claims that may occur. Any product liability claims would require management attention and related costs, and would have a negative effect on the Company's operations and financial condition.

Risks Relating to the Financing of the Company

Management included a "Going Concern" note in the financial statements.

Management has included “going concern” disclosure as described in Note 1 of the Company's Consolidated Financial Statements for the year ended August 31, 2012. Without raising additional financial resources or achieving profitable operations, there is substantial doubt about the ability of the Company to continue as a going concern. If the Company is unable to meet these necessary requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company has a history of net losses and limited cash flow to sustain operations.

The Company currently has limited revenue from product sales, and anticipates its planned research and development expenditures, as well as its general and administrative expenses, will be greater than its revenues for the foreseeable future.  The Company has incurred net losses of ($5,196,696) in fiscal 2012 and ($3,597,279) in fiscal 2011, and as of August 31, 2012 has an accumulated deficit of ($10,317,513) since inception. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would have a negative effect on the Company’s operations and financial condition.

The Company will require additional financing which could result in substantial dilution to existing shareholders

The Company anticipates that it will require additional funds to meet its anticipated obligations for fiscal 2013, which will likely require the sale of additional common shares in order to raise funds required to meet its budgeted expenditures and obligations. Management currently estimates that the Company's operations, including research and development, capital expenditures and general and administrative expenses, will require approximately $3 million per year. The Company’s ongoing research and development activities are dependent upon the Company’s ability to obtain the required funds, which is expected to include the sale of common shares, as well as possible debt financings, joint-ventures, or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of research and development of the Company’s current and any future products. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

Risks Relating to an Investment in the Securities of the Company

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Frank Oakes, Chief Financial Officer Scott Davis, and Executive Vice-President Darrell Brookstein.  There is little possibility that this dependence will decrease in the near term.  The Company only has "at-will" employment agreements with its key management employees and they are free to leave their employment with the Company at any time. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

The market for the Company’s common stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the biopharmaceutical industry, as well as factors unrelated to the Company or its industry.  During the fiscal year ended August 31, 2012, the price of Stellar's common shares on the TSX Venture Exchange ranged from a high of CDN $0.69 to a low of CDN $0.25. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common  shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than $5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  In addition, the Company's officers, directors and principal shareholders are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Stellar's operations and executive office is located at:

332 East Scott Street

Port Hueneme, CA 93041

Telephone: (805) 488-2147

Facsimile: (805) 488-1278

E-Mail: foakes@stellarbiotech.com or dbrookstein@stellarbiotech.com

Website: www.stellarbiotechnologies.com/

The Contact person in Port Hueneme is Frank Oakes, President and CEO, or Darrell Brookstein, Executive Vice-President, Development & Finance.

The Company also maintains a Canadian Regulatory Address located at:

1868 King George Blvd.

South Surrey, British Columbia, Canada

V4A 5A1

Telephone: (604) 306-8854

Facsimile: (604) 535-4454

The Company currently leases its executive offices in Port Hueneme for a term expiring in June 2014, with an option to extend for a further two years. The Company also leases three buildings in the Port Hueneme Aquaculture Business Park from the Port Hueneme Surplus Property Authority under sublease agreements that expire in September 2015 with an option to extend the lease for an additional five years.

The Company's common shares trade on the TSX Venture Exchange under the symbol "KLH".

The authorized share capital of the Company consists of an unlimited number common shares. As of August 31, 2012, the end of the most recent fiscal year, there were 45,413,561 common shares issued and outstanding.  As of December 17, 2012, there were 49,413,561 common shares issued and outstanding.

Corporate Background

Stellar Biotechnologies, Inc. (or the “Company”) was incorporated on June 12, 2007 in Canada under the Canada Business Corporations Act under the name China Growth Capital Inc. The Company was originally classified as a Capital Pool Corporation ("CPC") and changed its name to CAG Capital Inc. ("CAG") on April 15, 2008. On November 25, 2009, the Company was continued into British Columbia under the British Columbia Business Corporations Act.  On April 7, 2010, the Company changed its name to Stellar Biotechnologies Inc. and subsequently completed its qualifying transaction through a reverse merger transaction with Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999.

The Company presently has one wholly-owned subsidiary, Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999.

Currently, the Company operates as a biotechnology research and production company involved in the production and marketing of Keyhole Limpet Hemocyanin ("KLH") as well as the development of new technology related to the culture and production of KLH and subunit KLH ("suKLH") formulations.

History and Development of the Business

The Company was originally incorporated as a Capital Pool Company (“CPC”) under the policies of the TSX Venture Exchange ("TSX-V"), and began trading on the TSX-V on August 29, 2008 under the symbol "CAG".

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.  The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition which, if acquired, would provide the company with a full listing on the TSX-V. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering. Once the IPO is completed, the company will use the net proceeds to seek and finance a business in order to complete its “Qualifying Transaction” (“QT”). Once a suitable asset or business has been identified, the CPC will attempt to negotiate an acquisition or participation in the asset or business. The management of the CPC will negotiate with the targeted acquisition regarding acquisition terms. The Board of Directors of the CPC will examine proposed acquisitions on the basis of business fundamentals before approving any proposed transaction.

From the date of listing on the TSX-V, the CPC has 24 months to complete its QT. If the CPC had not completed its QT in that timeframe, the CPC’s shares would be suspended from trading, and possibly face delisting, until such time as a QT has been approved and completed. The CPC may use cash, secured or unsecured debt, the issuance of securities, or a combination thereof, in order to finance its acquisition as its QT. Any QT is subject to approval by the majority of the minority shareholders of the CPC, approval from the TSX-V, and sponsorship of a TSX-V member firm. Trading in the CPC stock will initially be halted from trading before the announcement of a pending QT. The stock will remain halted until the Exchange has completed any preliminary background investigations into the proposed transaction and a sponsor firm has been retained.

All securities which will be held by Principals of the proposed post-QT issuer are required to be held in escrow. Shares will be released from escrow subject to a formula prescribed in the CPC Escrow Agreement which is subject to approval by the TSX-V. Once the QT is complete, the company will resume trading on the TSX-V under its new name and symbol.

On April 12, 2010, the Company completed its qualifying transaction through the reverse merger with Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999. Prior to its merger with Stellar CA, the Company had no operations except its search for a suitable business for its QT. Stellar CA was a private California-based biotechnology research and production company specializing in production of Keyhole Limpet Hemocyanin protein products for biomedical applications. Under the terms of the agreement, the Company issued 10,000,000 payment shares, at a deemed price of $0.28 per share, to the Stellar CA shareholders for a 100% interest in Stellar CA.  There was a dissenting shareholder of Stellar CA who did not exchange his shares for 1,661,241 shares of the Company. Therefore, the Company purchased those shares for $124,600, or approximately $0.075 per share, in order to cancel and return them to treasury.

In addition to the 10,000,000 payment shares issued pursuant to the reverse merger with Stellar CA, a further 10,000,000 performance shares were allotted for issuance to key individuals upon achievement of certain milestones in the development of the business. The purpose of the Plan was to encourage the development of the Company's products and business by distributing shares to key management, employees, and consultants upon the meeting of certain milestones. These milestones are:

1.

Completion of method development for commercial-scale manufacture of IMG KLH with applicable good GMP as a pharmaceutical intermediate, evidenced by completion of three GMP lots meeting all quality and product release specifications required for stability studies and process validation;

2.

Compilation and regulatory submittal of all required CMC data compiled in CTD format and evidenced by filing as a DMF with the USFDA; and

3.

Completion of preclinical toxicity and immunogenicity testing of IMG KLH and Subunit KLH in rodent and non-rodent species as evidenced by acceptance by study protocols and completion reports available to support customer United States FDA and EMEA filings.

As each milestone is met as determined by the Company's Board of Directors, one-third of the Performance Shares will be released to the Plan members. In January 2011, it was determined that the successful completion of preclinical toxicity and immunogenicity testing of Stellar KLH/IMG and Subunit KLH in rodent and non-rodent species completed the milestone number 3 above. Therefore, the first one-third of the Performance Shares totaling 3,333,335 common shares were issued to the Plan members on January 31, 2011. On August 27, 2012, it was determined that the final two milestones had been met and the Board authorized the issuance of 1,313,130 Performance Shares to non-director employees and consultants who contributed to the achievement of the milestone. The issuance of the allotted Performance Shares to directors was deferred by the Board and will be discussed at a later date.

The transaction with Stellar CA has been treated for accounting purposes as a recapitalization, with Stellar CA as the purchaser and parent company.

Stellar CA was incorporated under the laws of California in September 1999 for the production and commercialization of KLH. Frank Oakes, president of Stellar CA, invented the process for non-lethal hemolymph extraction from Keyhole Limpets, and filed for a US patent (PCT/US2002.012121) on April 18, 2002. Additional patents for the process have been issued in Canada (CA2,444,809), Europe (EP1389123) and the United States (US 6,852,338). The US and all related international patents were assigned to the Company by Mr. Oakes under an agreement dated August 6, 2002.

On September 9, 2010, the Company announced that it had filed for patent protection for its inventions related to its native immunogenic ("IMG") KLH technology platform and immune status monitoring product portfolio. Patent claims include pharmaceutical grade compositions of matter, processes for manufacture and methods of use in a wide range of therapies.

On September 13, 2010, the Company announced an important milestone with the Company's collaboration with Bayer Innovation GmbH ("BIG") had been reached. The development of Bayer's personalized idiotype vaccine for the treatment of Non-Hodgkin's Lymphoma, for which the Company supplies KLH, had entered Phase I clinical trials. Stellar received a milestone payment from BIG, and the parties expanded their development agreement. In December 2010, Stellar acquired an exclusive, irrevocable worldwide sub-licensable and royalty-free license to the technology developed through the collaborative agreement between the Company and BIG. The license included a carve-out by BIG to use the technology in the non-Hodgkin Lymphoma vaccine under development, but Stellar may exclusively commercialize the technology in other fields.

On September 30, 2010, the Company announced that it had received payment of $288,000 for a filled order of KLH/SUBUNIT from French biotechnology company Neovacs SA for its Phase IIa human trials of its KLH-based vaccine for rheumatoid arthritis, and its upcoming Phase I trial for Lupus.

In November 2010, the Company was awarded two grants under the Therapeutic Discovery Project Program administered by the United States Internal Revenue Service for a total grant award of $488,985. The grants provide supplemental funding for the company's diagnostic development of KLH/IMG platforms.

In January 2011, preclinical toxicity and immunogenicity testing of KLH/IMG and Subunit KLH were completed on non-rodent species. These early tests support new product ideas established by the Company, including possible development of new products for the Company's products, such as standardized, preclinical immunotoxicity diagnostic products.

In August 2011, the Company entered into a marketing and sales agreement with SAFC, a unit of Sigma Aldrich. Under the agreement, Stellar will produce KLH commercial intermediate and SAFC will sell, distribute and market high molecular weight keyhole limpet hemocyanin ("HMW KLH") for applications in therapeutic vaccines. The lead purchase order under the agreement was received in September 2011.

In August 2011, the National Science Foundation ("NSF") granted Stellar a Phase IIB SBIR award as a two-year extension to the Company's current SBIR Grant. The new award totals $498,560, and will allow full implementation of commercial scale aquaculture systems for KLH production, and development and deployment of a validated KLH-based immunogenicity assay.

In October 2011, the Company and Life Diagnostics, Inc. entered into an exclusive manufacturing and supply agreement. Stellar will supply Life Diagnostics KLH for the development and manufacturing of Stellar-brand KLH test kits for the detection of anti-KLH antibodies for use in the immunotoxicity and immunology research markets. The sale of the KLH ELISA Test Kits was launched in April 2012. The product launch includes six different kits which are designed for the rapid quantitative measure of anti-KLH antibodies in serum or plasma samples.

In December 2011, the Company announced the completion of a major expansion of its keyhole limpet hatchery factory in Port Hueneme. The new facility has a spawning capacity of 2 million larvae and is designed to produce 50,000 juvenile limpets per year for Stellar to support the increased demand for KLH products.

In April 2012, the Company entered into an agreement with the University of Guelph in Ontario, Canada, for the exclusive option to license technology for the development of a vaccine candidate against Clostridium difficile infection ("CDI"), which is a major cause of serious infection, including death, in hospitalized patients.

The Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") on December 13, 2011. The Rights Plan has been approved by the TSX Venture Exchange and was ratified by the shareholders at the Annual General and Special Meeting held on January 17, 2012.

Revenues in fiscal 2011 came from the sale of 760 mg of KLH plus payments due under a supply agreement.    The Company’s plans to expand KLH production capacity are based on the Company’s customers’ forecasts for KLH requirements during vaccine commercialization and the Company’s commitment to meet its customers’ future forecasted KLH requirements. The aquaculture production cycle to raise mature limpets for KLH production from fertilized eggs is approximately 5 years.  The plan to incrementally increase KLH production to meet anticipated multi-kilogram customer requirements during vaccine commercialization requires a five year plan in which hatchery production of juvenile limpets is initiated years ahead of anticipated market demand. The initial phase of the plan is to produce a sufficient quantity of juvenile limpets to meet an anticipated 20 kg market demand for KLH 5-7 years in the future.

KLH Site™ was launched in April 2012. The website is sponsored by the Company and is the first web site dedicated to scientific and clinical information on the use of Keyhole Limpet Hemocyanin protein. It provides a knowledge base for KLH information, including links to biomedical literature and clinical studies, news of KLH-enhanced vaccine development, and details of KLH biochemistry and manufacture.

The Company filed with the US Patent and Trademark Office additional US Letters Patent Applications in October and December 2012. In October, the applications were filed that covered certain proprietary KLH manufacturing controls, KLH formulations and kits used to immunotoxicology and immune status testing. In December, the Company submitted the application for new innovations related to KLH technology, including claims for pharmaceutical grade compositions of matter, advanced manufacturing processes and methods of use in a wide range of therapies.

Capital Expenditures

The Company's capital expenditures, which primarily consist of scientific, manufacturing, and aquaculture equipment, for the previous three fiscal years is as follows:

Fiscal Year	Capital Expenditures	Assets Acquired

2012	$ 78,338	Purchase of property, plant and equipment
2011	$ 309,782	Purchase of property, plant and equipment
2010	$ 88,877	Purchase of property, plant and equipment

An expansion of the Company's keyhole limpet hatchery facility in Port Hueneme was completed in fiscal 2011. The expansion incorporates recent advances in aquaculture technology developed by the Company with grant support from the NSF. The expansion is designed to produce up to two million larvae, which based on the expected attrition rate of marine gastropod mollusks in land-based aquaculture systems, is expected to produce 50,000 mature adult limpets per year. The Company's aquaculture system incorporates a modular design that can accommodate incremental increases in capacity as KLH demand increases. Currently, the Company's production capacity is 1,500 grams per year. The Company currently has live M. crenulata inventory sufficient to increase KLH production volume by approximately 3,000 grams per year. Based on the current hatchery production, aquaculture infrastructure in place, and space available in the Company's facilities, the Company has future production capacity of in excess of 20,000 grams of KLH annually, which will require an increase in limpet husbandry facilities, KLH extraction equipment, and staffing. The Company anticipates scaling up its production through the addition of the required equipment and personal as demand warrants. Funds for the aquaculture expansion were provided by the NSF Phase IIB SBIR award of $498,560 and the remainder provided by the Company's working capital.

Business Overview

Stellar Biotechnologies, Inc. was formed through a reverse merger transaction with Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999. Stellar is a biotechnology research and production company involved in the production and marketing of Keyhole Limpet Hemocyanin ("KLH") as well as the development of new technology related to the culture and production of KLH and subunit KLH ("suKLH") formulations. Stellar is the only company dedicated solely to developing and commercializing KLH.

KLH formulations vary in selling price based on the level of purification, regulatory requirements met and final packaging configuration.  For crude bulk KLH formulations the Company sells cGMP-grade KLH at >80% purity for further processing under supply agreement commitments at $5,000/gram.  For KLH at >95% purity produced under cGMP for vaccine conjugation in bulk quantities the Company’s supply agreement pricing is $40,000-$50,000/gram quantity dependant.  For KLH at >95% purity produced under cGMP vialed in final single-dose form the Company’s retail pricing ranges above $200/milligram ($200,000+/gram).

KLH is a potently immunogenic (i.e., a substance that induces an immune response) high-molecular-weight protein. It operates as a carrier molecule for vaccine antigens (substances that promote the generation of antibodies) against cancers and infectious agents. The combination of an antigen against specific tumor cell-types, conjugated to the Immunogenic ("IMG") KLH molecule, is the basis for a proven strategy for a new class of drugs known as therapeutic vaccines. Potent yet proven safe in humans, demand for KLH has driven by the development of KLH-based therapeutic vaccines for a wide variety of serious chronic diseases which are currently being developed and in clinical trials by over a dozen biopharmaceutical companies.

The Company’s goals and objectives are to execute its business strategy which includes:

1.

Produce, maintain and develop keyhole limpets through key intellectual property (“IP”).

2.

Continuously advance key IP to extract, purify and formulate KLH profitably, while increasing the number and maintaining the good health of the essential source animals.

3.

Market and sell the Company’s formulations of KLH and use consistent efforts to expand markets, promote the use of KLH within the academic, research, pharmaceutical, biotech and medical diagnostic markets.

4.

Alone and in partnership with others, develop and sell as many proprietary KLH-based products as possible for the medical diagnostic and therapeutic markets.

KLH has historically been produced from California giant keyhole limpets (Megathura crenulata) harvested from the rare wild populations in the coastal waters of the Pacific Ocean from central California to the northern Baja Peninsula, Mexico. Stellar has developed a dedicated aquaculture technology and captive hatchery-reared populations of M. crenulata for sustainable vaccine-grade KLH production. Through its leased facilities in Port Hueneme, California, the Company operates aquaculture, laboratory and production facilities to raise M. crenulata, and extract and purify the KLH proteins utilizing sophisticated and proprietary aquaculture methods and a patented non-lethal hemolymph extraction process. The Company contracts with specialized contract manufacturing organizations ("CMO's") and contract research organizations ("CRO's) for certain steps of cGMP processing and quality control testing.

Stellar has supply agreements in place to provide vaccine-grade KLH with two vaccine developers and is currently negotiating with other potential customers. In May 2011, the Company entered into a marketing and sales agreement with SAFC, a business unit of Sigma-Aldrich. Stellar will produce and provide KLH commercial intermediate to SAFC who will sell, distribute and market cGMP-grade HMW (high molecular weight keyhole limpet hemocyanin) KLH for use in therapeutic vaccines. In October 2011, the Company and Life Diagnostics, Inc. entered into an exclusive manufacturing and supply agreement. Stellar will supply Life Diagnostics KLH for the development and manufacturing of Stellar-brand KLH test kits for the detection of anti-KLH antibodies for use in the immunotoxicity and immunology research markets. The test kits were launched to market in April 2012.

Keyhole Limpet and KLH Background

The Giant Keyhole Limpet is a large saltwater mollusk that lives in a limited range of the coastal areas of the eastern Pacific Ocean from central California to the northern Baja Peninsula, Mexico. Its shell can be up to 5 inches in length, but the body of mature limpets will often extend beyond the shell. Its diet is primarily seaweed and other vegetation. The Giant Keyhole Limpet is the only species of its type. Although never harvested by humans for food, it has been harvested in order to extract Keyhole Limpet Hemocyanin ("KLH"), a high-molecular weight protein in high demand from the biopharmaceutical industry. There is currently no regulated fishery of wild limpets to protect the limited population, and wild stocks are being depleted.

KLH is a potent immunogenic high-molecular-weight protein, which is a substance that naturally induces an immune response. It is derived from the limpet's hemolymph, a fluid in the mollusk circulatory system. Hemolymph contains hemocyanin, a copper-based protein which serves as the animal's oxygen transport molecule to its cells. Unlike iron-based hemoglobin, which serves as the oxygen transport molecule in humans and other vertebrates and turns red when oxygenated, hemocyanin turns blue when oxygenated. Keyhole Limpet Hemocyanin is an ideal carrier molecule for vaccine antigens (substances that promote the generation of antibody and cell-mediated immune responses) against cancers and infectious agents. The combination of an antigen against specific tumor cell-types, conjugated to the immunogenic KLH molecule, is the basis for a proven strategy for a new class of drugs known as therapeutic vaccines. KLH is potent yet safe in humans. Due to its exceptional size and unusual construction, KLH cannot be easily synthesized, and is more efficiently and cost-effectively prepared by purification from the hemolymph of the limpet.

Current Operations

Stellar specializes in the production of KLH protein purified from the hemolymph of the California giant keyhole limpet. Stellar produces its own supply of keyhole limpets through its own aquaculture operations and extracts the KLH protein using its own patented, non-harmful methods. The KLH is then purified utilizing the Company's proprietary methods. Currently, the Company's commercial operations are conducted at its own aquaculture production facility and hatchery, a controlled environment aquaculture laboratory, and a clean room manufacturing facility. Stellar currently produces KLH from limpets raised in the Company's own hatchery or harvested wild from the fishery under California Department of Fish and Game license. In the future, as a sustainable supply of limpets grown to maturity in the Company's aquaculture facility come on line for production, wild sources will be less necessary to meet demand. The Company currently offers several KLH products to the pharmaceutical and research industries, including its own branded ELISA test kits, and is also developing new uses for its KLH.

The Company's operations are centered in several buildings and 37,000 square foot oceanfront leasehold facility within the Port Hueneme Aquaculture Business Park. The facility includes Stellar's corporate offices, as well as its aquaculture, laboratory and manufacturing operations.

Aquaculture

The Company's aquaculture operations are located on the Pacific Ocean within the Port Hueneme Harbor District, and were specially developed in the 1990's, with advice from Stellar CA's founders, for production and research on gastropod mollusks. The facility has been in near continuous operation since that time. The specialized aquaculture systems were designed and built to specifically support scalable commercial production of California giant keyhole limpets for pharmaceutical KLH uses with a fully permitted seawater supply system, recirculating seawater supply systems, environmental controls and regulated seawater return to the ocean. The site also contains a fabrication shop for production of specialized equipment and culture apparatus.

At present, the limpets used by the Company are derived from either its own aquaculture production facility or are harvested from the wild fishery under license from the State of California Department of Fish and Game. The culture cycle for commercially useful limpets is 4 to 5 years from the fertilized egg to the adult animal, with multiple complex larval and juvenile stages. Mature limpets can be extracted for KLH several times per year and, if properly maintained, the average extracted quantity of KLH per year per limpet is predictable and useful to create production targets that optimize the use of the physical plant.

Stellar's aquaculture operations are believed to be the world's only dedicated hatchery and captive reared giant keyhole limpet facility for KLH production. It utilizes proprietary methods for the reliable control of spawning, larval development, metamorphosis and grow-out of the limpets. All proprietary technologies for aquaculture production were developed by the Company and are protected as trade secrets. The production process includes feeding regimens and the recirculation of seawater optimized for limpet health and growth. Each closed recirculating system is equipped with temperature controlled seawater distribution, filtration and treatment equipment. The facility currently has 18 production tanks plus 400 individual limpet production modules in two independent closed recirculating aquaculture production systems after a recent major expansion which incorporated significant advances in technology developed by the Company with support from monetary grants from the National Science Foundation. These advancements include methods for the control of the limpet reproductive cycle and systems for intensive propagation of the complex larval stages.

Current limpet inventory in the Company's aquaculture facilities is approximately 1,000 limpets for production, with a further 3,000 limpets held in reserve to accommodate increases in demand and natural attrition. The natural attrition rate in its production inventory is estimated at approximately 15% per year, and process related attrition is estimated at 5% a year. To support its current mature limpet inventory, the Company requires approximately 200 mature limpets per year, obtained either through the Company's hatchery operations or through the wild fishery. The actual life expectancy of a mature limpet has yet to be determined experimentally, and no natural history data is available. From internal data the Company estimates the productive life of a commercial limpet to be approximately 10 years.

In addition to the expansion of the Stellar's Port Hueneme aquaculture facility, the Company has negotiated a term sheet with a regional aquaculture producer for additional culture capacity to both increase hatchery production and to geographically diversify some of its keyhole limpet population. Studies required by the California Department of Fish and Wildlife to certify the Port Hueneme hatchery facility for transport and stocking of limpets throughout California are now underway. The contracted expansion will allow for additional limpet production sooner than at the Port Hueneme facility alone.

KLH Uses

Mature limpets can be extracted for KLH several times per year as the hemolymph is extracted in a sterile, non-harmful manner utilizing the Company's patented methods. Once extracted, the hemolymph is processed through the Company's proprietary methods which are protected as trade secrets. The Company contracts with specialized contract manufacturing organizations and contract research organizations for certain steps of current good manufacturing practice ("cGMP") and quality control testing.

KLH is a highly potent T-cell dependent immunostimulatory protein and adjuvant. The molecule has an extensive history of safe and effective use in humans for vaccine development and immunological research. As an essential carrier protein for synthetic conjugate vaccines, KLH has proven to be superior at conferring antigenicity to a wide variety of molecular conjugates and has enabled a broad array of new vaccines and active immunotherapies. The benefits of KLH include:

•

Potent immune system stimulant. KLH generates potent immune responses, from both the humoral (antibody) and cellular arms of the immune system, to virtually any molecule conjugated to it, and it recruits vigorous “T-cell help” for poorly immunogenic antigens such as polysaccharides.

•

Anti-tumor immune responses. KLH can break the immune system’s tolerance to “self antigens,” thus allowing the body to mount an effective immune response against its own tumors. This ability to break immune tolerance may be extended to virtually any molecule in the body, enabling the development of vaccines with the potential to treat the growing list of diseases for which specific therapeutic targets have been identified.

•

Ease of conjugation. A variety of conjugation chemistries can be used to couple virtually any carbohydrate, protein, or lipid molecule to KLH to produce an immunogenic conjugate.

•

High conjugation densities. KLH’s large molecular weight and its many available conjugation sites allow the molecule to carry high densities of single or multivalent vaccine antigens. High-density KLH conjugates are effective at cross-linking antigen receptors on B-cells, thus inducing B-cell activation and antibody production.

•

Clinical efficacy and safety. KLH has an outstanding safety record in humans, documented by thousands of clinical trial immunizations. No significant adverse side effects have been reported for KLH in human trials.

KLH also has diagnostic uses. It is widely used by pharmaceutical companies and researchers as a safe, immune-stimulating antigen in drug screening, drug toxicology and assessment of immune status. The benefits of KLH in diagnostic applications include:

•

Antibody Generation - KLH is an effective carrier protein for poorly antigenic molecules in most species.

•

Immune Response Testing - KLH is widely used as a neoantigen to assess functional primary immune response and immunocompetence in clinical settings involving immunosuppression such as transplantation and HIV infection. KLH is also used to monitor immune responses in patients receiving therapeutic cancer vaccines and other immunotherapies.

•

Immunotoxicology - KLH immunization and ELISA testing of antibody response for immunotoxicity testing of new drugs. KLH's advantages include ease of use, greater reliability, and better standardization relative to SRBC assays.

Company Products and Development

The Company currently offers four KLH products as well as its own branded KLH ELISA Test Kits.

The three KLH products are:

•

partially purified bulk KLH, sold as a pharmaceutical intermediate (ASP KLH);

•

purified cGMP-grade subunit KLH (suKLH), sold for vaccine conjugation;

•

purified cGMP-grade high molecular weight KLH (HMWKLH); and

•

non-GMP grade suKLH, sold as a research regent.

The cGMP suKLH formulation is supported by an FDA Drug Master File ("DMF"), which is an FDA regulatory file available for reference by the Company's pharmaceutical customers. The DMF is not required by law or FDA regulation and is submitted solely at the discretion of the holder. A DMF is used to provide confidential detailed information about facilities, processes, and/or articles used in the manufacture, processing, packaging and storage of products. The purpose of creating the DMF is to allow another party to reference important material about the product. Since the preparation of the original DMF, the Company has significantly improved its KLH manufacturing methods over the method previously developed under the collaborative agreement with Bayer. The Company intends in early 2013 to amend its DMF under the Center for Biologic Evaluation & Research at the FDA to reflect the newly optimized manufacturing methods and products.

The Company has also filed a DMF for the cGMP HMW KLH under #026358 with the CEDER division of the FDA. The Company will refile its DMF's for both suKLH and HMW KLH with the CEBER Division of the FDA in 2013 as a biologic products.

To date, the Company has supply contracts with two pharmaceutical companies to supply KLH for use in vaccines.

•

Bayer Innovation GmbH ("BIG") has been using Stellar's KLH for BIG's development of vaccines for treatment of non-Hodgkin Lymphoma.

•

Neovacs SA of Paris, France has been using Stellar's KLH as the critical carrier in several vaccine trials, including rheumatoid arthritis, Crohn's disease and Lupus.

In August 2011, the Company entered into a marketing and sales agreement with SAFC, a unit of Sigma Aldrich. Under the agreement, Stellar will produce KLH commercial intermediate and SAFC will sell, distribute and market high molecular weight keyhole limpet hemocyanin ("HMW KLH") for applications in therapeutic vaccines. Stellar will supply all aquaculture-derived KLH intermediate, and KLH will manufacture HMW KLH under cGMP conditions. SAFC will also provide cGMP clinical and commercial manufacturing of bioconjugation services to support the development and manufacture of conjugate vaccines. The lead purchase order under the agreement was received in September 2011.

The Company currently maintains a production inventory of qualified M. crenulata sufficient for an annual minimum crude KLH production capacity of 1,500 grams/yr with a projected maximum of 2,000 g/yr with double shift labor schedules.  This capacity is considered sufficient to meet the Company’s obligations under supply agreements with current customers, under which the Company has agreed to maintain capacity to meet customers non-binding rolling forecasts, with surplus capacity to support business development activities.  The Company also maintains a M. crenulata live animal inventory sufficient to increase KLH production volume by an additional 3,000 grams/yr through an increase in aquaculture tank capacity and production scheduling or manufacturing capacity..

The quantity of crude KLH produced in fiscal 2011 was approximately 340 grams for commercial sales, contract obligations, product development and research. The Company sold 0.76 grams of KLH in various formulations in the last fiscal year.

The hold-time assigned to crude KLH starting material produced by the Company is 90 days, based on the in-process hold established in the Master Batch Record for the product.   Crude KLH starting material is normally produced “just in time” to fill customer orders or to meet the Company’s requirements for production of fully purified KLH formulations.  Stability studies on the Company’s purified suKLH (KLH 20MV) support a shelf life of 36 months and stability studies are currently on-going for the Company’s HMW KLH (KLH 01NV).

It is anticipated that the Company could produce and hold in inventory sufficient quantities of KLH to meet future demand for KLH, once shelf life is established for each KLH formulation.

Development

Stellar is continuing development of new products for its KLH formulations, including new proprietary KLH-based products as possible for the medical diagnostic and therapeutic markets. This work is being conducted both by the Company alone and in conjunction with development partners.

Stellar has been providing Bayer Innovation GmbH ("BIG") with KLH for BIG's development of vaccines for treatment of non-Hodgkin Lymphoma. In December 2010, Stellar acquired an exclusive, irrevocable worldwide sub-licensable and royalty-free license to the technology developed through the collaborative agreement between the Company and BIG. The license included a carve-out by BIG to use the technology in the non-Hodgkin Lymphoma vaccine under development, but Stellar may exclusively commercialize the technology in other fields. Stellar paid BIG $200,000 for the licensing rights, which will be jointly owned by both Stellar and BIG.

In May 2011, the Company completed a pre-investigational Device Exemption (pre-IDE) meeting with the United States Food and Drug Administration (FDA) Office of In Vitro Diagnostic Device Evaluation and Safety, Center for Devices and Radiological Health to discuss the Company's proposed anti-KLH assay. The FDA assisted Stellar in identifying and defining its strategy to complete the clinical development and regulatory pathway for the anti-KLH in vitro diagnostic device. The FDA encouraged Stellar to consider additional clinical investigation plans that may distinguish the clinical correlation of the assay results with measures of patient immune response.

In November 2010, the Company began developing a standardized immunotoxicity diagnostic test for the pre-clinical market. The product is intended to be an Enzyme-linked immunosorbent assay ("ELISA") test kit for biochemistry assays using Stellar IMG/KLH. These diagnostic tests comprise two levels of test suites. Pre-clinical tests are designed in use in animals, including mice, rats and non-human primates, and are commonly used in the testing of drugs prior to the clinical testing of drugs in humans. These products do not require regulatory approval. Diagnostic products for use in human testing can be segregated into products for use as in-vitro diagnostics, which are for use in the testing of serum outside the human body, and in-vivo diagnostics, which are testing inside the body. In-vivo diagnostic kits do require FDA and regulatory approval, but the Company has not yet begun development of any in-vivo products.

In October 2011, the Company and Life Diagnostics, Inc. entered into an exclusive manufacturing and supply agreement for these diagnostic kits. Stellar supplies Life Diagnostics KLH for the development and manufacturing of Stellar-brand ELISA KLH test kits for the detection of anti-KLH antibodies for use in the immunotoxicity and immunology research markets. The ELISA Test Kits were launched to market in April 2012, and includes six different kits to measure either IgG or IgM antibodies in a range of preclinical models. The kits are the first anti-KLH ELISA's made with the Company's proprietary Stellar KLH Protein. During fiscal 2012, the Company completed its first GMP manufactured lot of high molecular weight KLH 01NV and is currently selling this product for immune response testing, as well as offering it in combination with the Stellar KLH ELISA Test Kits.

In April 2012, the Company entered into an agreement with the University of Guelph (Ontario, Canada) for the development of a vaccine candidate against Clostridium difficile infection ("CDI"). Under the agreement, the University granted the Company an exclusive option to license a patent pending technology for a CDI vaccine. CDI is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use. CDI causes severe diarrhea and life-threatening intestinal conditions such as colitis. It is a major cause of illness and mortality in hospitalized patients, with the incidence of CDI at record highs with 336,000 cases reported in 2009. This agreement is an example of the Company's strategy to acquire promising vaccine candidates as well as other infectious disease targets that may work in conjunction with the Company's own KLH platform.

Stellar has also begun to actively explore multiple avenues of co-involvement with large biopharmaceutical companies. The Company has now entered into mutual non-disclosure agreements with 7 large biopharma companies, all of which have contacted Stellar seeking information on KLH supplies and the Company's KLH expertise. Many contacted the Company through the KLH information website (http://www.klhsite.com) which was launched by Stellar in March 2012 as a web-based resource to assist researchers and Stellar customers in accessing information to support regulatory filings and expanded use of KLH.

Royalties and License Agreements

In August 2002, the Company entered into a royalty agreement with Frank Oakes, current Stellar President and CEO. Under the agreement, Mr. Oakes agreed to assign certain patent rights to the Company in exchange for 5% of gross receipts in excess of $500,000 annually from products using this invention. The Company's current operations utilize this invention. To date, the Company had paid no royalties under the agreement.

Under a license agreement with Bayer Innovation GmbH ("BIG"), Stellar acquired an exclusive, irrevocable worldwide sub-licensable and royalty-free license to the technology developed through the collaborative agreement between the Company and BIG. The license included a carve-out by BIG to use the technology in the non-Hodgkin Lymphoma vaccine under development, but Stellar may exclusively commercialize the technology in other fields. Stellar paid BIG $200,000 for the licensing rights, which will be jointed owned by both Stellar and BIG.

Patents

The Company currently holds 4 patents, all related to its non-lethal hemocyanin extraction methods. These patents, including their country and expiry date, are:

US6,852,338

United States

January 15, 2023

CA2,444,809

Canada

April 18, 2022

European Patent Office publication of EP02731,401 are registered in:

FR1,389,123

France

April 18, 2022

DE60230260.9

Germany

April 18, 2022

The United State's patent covers a two-step method for obtaining hemolymph from a live gastropod mollusk. It was originally granted to Frank Oakes, the Company's CEO, who assigned the patent to the Company under an agreement dated August 14, 2002. The foreign patents received in Canada and Europe are relatives of the original United States patent.

The Company has also filed four Provisional Patent Applications in the United States. Under United States patent law, a Provisional Application filed with the United States Patent and Trademark Office is a means to establish an early effective filing date for a later filed patent application. It also allows the term "Patent Pending" to be applied in connection with the description of the invention. A provisional application has a pendency lasting 12 months from the date the provisional application is filed. This 12-month period cannot be extended. Therefore, an applicant that files a provisional application must file a corresponding non-provisional application for a patent in order to benefit from the earlier filing of the provisional application. Provisional applications are only valid in the United States.

The company filed a provisional application on August 24, 2010 for native KLH technology for compositions containing native KLH, production methods for making native KLH, and methods and kits for testing immune status using native KLH. This provisional application was allowed to expire on August 24, 2011 and a new, updated provisional application was filed on the same day. That provisional application expired on August 24, 2012, and a further updated application was filed on September 6, 2012. The current provisional application is scheduled to expire on September 5, 2013.

On March 8, 2012, the Company filed a provisional application for Clostridium difficile ("C. difficile") technology. The application covers vaccine compositions for C. difficile, production methods for making C. difficile vaccines, and methods for vaccinating patients to induce immunity to C. difficile. The provisional application is scheduled to expire on March 7, 2013.

On April 18, 2012, the Company filed a provisional application that covers Hemocyanin composition and the methods for their preparation and uses as invented by Dr. Sundsmo. The provisional application is scheduled to expire on April 17, 2013.

On August 23, 2012, the Company filed a provisional application directed to protecting certain proprietary KLH manufacturing controls, KLH formulations, and kits used in immunotoxicology and immune status testing which were invented by Drs. Chow, Sundsmo and Sagermann. The provisional application is scheduled to expire on August 22, 2013.

On November 8, 2012, the Company filed a provisional application for new innovations related to the Company's KLH technology. This application includes claims for pharmaceutical grade compositions of matter, advanced manufacturing processes, and methods of use in a wide range of therapies. The provisional application is scheduled to expire on November 7, 2013.

Certain of the Company's proprietary operational methods are protected as trade secrets.

Government Regulations

The Company’s operations are subject to regulation at the local, State and Federal levels. These regulations include the Company’s aquaculture and harvesting activities, as well as drug research, development and sales.

New drug development

The research, development, marketing and sale of drugs is highly regulated and designed to demonstrate the safety and efficacy of pharmaceutical products. These regulations are administered primarily on the national level in the United States, Canada and internationally, and vary by jurisdiction.  These regulatory requirements are a significant factor in determining if a drug can be developed and sold successfully and economically.

In order to receive approval for a new drug or vaccine, a Company must demonstrate to the applicable regulatory authority that the drug is safe and effective. This process requires successful pre-clinical laboratory testing, and then animal and human clinical trials, before application for approval is made to the regulatory authorities.  In addition, the Company must submit details of each phase of testing to the appropriate regulatory authorities in order to receive approval to continue to the next phase.

After the successful completion of the laboratory testing and animal studies, human testing is conducted in three phases. Phase I is conducted on a small number of human subjects and is designed to test the safety of the drug, as well as access the drug's effects on the body. Phase II uses human subjects with the targeted disease or condition in order to establish efficacy and optimal dosages, as well as related safety information. Phase III trials have similar goals to Phase II trials, but are typically conducted on a much larger number of subjects and are also intended to compare the drug against current treatments.

After completion of the Phase III trials, application for marketing approval is submitted to the regulatory authorities. The application will include the results of all the testing and human trials, as well as information regarding processing, manufacturing and packaging. If approved, the drug is then authorized for sale.

Currently, the Company has no products, either those currently for sale or in development, that are subject to approval as a drug by any regulatory authority. However, many of the Company's current customers are utilizing the Company's product in the development of pharmaceuticals that are subject to the regulatory process, and will require regulatory approval before they can be sold commercially. The approval process is typically long and expensive. Clinical trials may not be successful and such products may not receive regulatory approval. Delays or the inability to obtain regulatory approvals for products from third party customers that use the Company's products will have a direct effect on the demand for the Company's products.

The Company’s aquaculture operations are subject to laws and regulations covering clean water and waste discharge, as well as licenses for the harvesting of wild keyhole limpets for its operations. Currently, the Company is conducting certain studies required by the California Department of Fish and Game to certify the Port Hueneme facility for transport and stocking of limpets throughout the state of California, which the Company will use to geographically diversify its hatchery operations to additional facilities.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has since inception primarily financed its activities through the issuance of equity as well as through government grant programs and limited commercial sales of its products.  The Company anticipates having to raise additional funds by equity issuance in the next several years as current revenue is not sufficient to meet the Company's anticipated research, capital and administrative expenditures. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Grants

Stellar has historically financed a portion of its operations through the receipt of monetary grants made available through programs funded and administered by various United States Government departments. The grants offer non-dilutive funding for research and development for projects that align directly with the Company's strategic goals.

These grants are intended to foster and promote research and innovation in important scientific and technological projects. The awards have various program funding periods. Phase I funding is typically for a period of six months, after which companies may apply for Phase II funding for an additional 24 months.

In the most recent three fiscal years, the Company has received the following grant funding:

•

National Science Foundation (NSF) Small Business Innovation Research ("SBIR") grant through the Technology Enhancement for Commercial Partnerships ("TECR") program. The initial $99,000 award was granted in December 2010, and was supplemented with a Phase IIB award of $499,000 awarded in August 2011 for an additional 24 months. The project is entitled "Megathura Crenulata Post Larval Culture - Bottleneck for a Valuable Medical Resource". The purpose of the project is to allow for the full implementation of the commercial scale aquaculture systems for KLH production and development of a validated KLH-based immunogenicity assay.

•

2 grants under the Therapeutic Discovery Project Program administered by Internal Revenue Service awarded in November 2010. The grants are entitled "Diagnostic Immune Status Monitoring in Patients with Immunodeficiency" and "Enabling ICH-S8 Immunotoxicity Testing with Keyhole Limpet Hemocyanin". The grants together totaled $488,985 and will be used to provide supplemental funding for the Company's diagnostic development and Stellar KLH/IMG platforms.

The Company intends to file for a total of $300,000 in new grants in fiscal 2013.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

For all periods up to and including August 31, 2011, the Company prepared its financial statements in accordance with Canadian GAAP. The financial statements for the year ended August 31, 2012 are the first annual financial statements the Company has prepared in accordance with IFRS, as detailed in the accounting policies described in Note 2 to the Company's consolidated financial statements. In preparing these financial statements, the Company's opening statement of financial position was prepared as at September 1, 2011, the Company's date of transition to IFRS.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date, with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. Subject to certain transition elections disclosed in Note 16 to the consolidated financial statements, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at September 1, 2011, and throughout all periods presented, as if these policies had always been in effect.

The following tables detail the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at September 1, 2011, and its previously published Canadian GAAP financial statements for the year ended August 31, 2011. The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no changes to the net cash flows, no reconciliations have been prepared for the Statements of Cash Flows.

The September 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		September 1, 2010
	Note	Canadian GAAP	Correction of Error	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 2,003,296	$ -	$ -	$ 2,003,296
Amounts receivable		568,495			568,495
Prepaid expenses		22,940			22,940
		2,594,731	-	-	2,594,731

Noncurrent assets:
Property, plant and equipment		89,577			89,577
Licensing rights		200,000			200,000
Deposits		8,766			8,766
		$ 2,893,074	$ -	$ -	$ 2,893,074

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 420,610	-	$ -	$ 420,610

Long-term liabilities
Warrant liability	ii	-	-	797,310	797,310

Shareholders’ equity:
Share capital	i & ii	2,610,682		(246,428)	2,364,254
Shares to be issued		-	465,000		465,000
Share-based payment reserve	i & ii	870,412		(500,974)	369,438
Deficit		(1,008,630)	(465,000)	(49,908)	(1,523,538)
		2,472,464	-	(797,310)	1,675,154
		$ 2,893,074	$ -	$ -	$ 2,893,074

The August 31, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Correction of Error	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 4,145,492	$ -	$ -	$ 4,145,492
Amounts receivable		39,021			39,021
Prepaid expenses		36,604			36,604
		4,221,117	-	-	4,221,117

Noncurrent assets:
Property, plant and equipment		338,224			338,224
Licensing rights		173,810			173,810
Deposits		17,500			17,500
		$ 4,750,651	$ -	$ -	$ 4,750,651

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 159,137	$ -	$ -	$ 159,137

Long-term liabilities
Warrant liability	ii	-	-	1,527,374	1,527,374

Shareholders’ equity:
Share capital	i & ii	9,213,640	(2,470,000)	(201,830)	6,541,810
Shares to be issued		-	651,000		651,000
Share-based payment reserve	i & ii	3,472,627		(2,480,480)	992,147
Deficit		(8,094,753)	1,819,000	1,154,936	(5,120,817)
		4,591,514		(1,527,374)	3,064,140
		$ 4,750,651	$ -	$ -	$ 4,750,651

The Canadian GAAP statement of loss and comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Correction of Error	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 60,000	$ -	$ -	$ 60,000
Commercial sales		18,988			18,988
Grant revenue		618,199			618,199
		697,187	-	-	697,187

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture		413,397			413,397
Grant costs		595,686			595,686
		1,009,083	-	-	1,009,083
Gross Margin (Loss)		(311,896)	-	-	(311,896)

Expenses:
Salaries, wages and benefits		797,263			797,263
Research and development		825,887			825,887
Legal, consulting and professional services		363,753			363,753
Share-based payments	i	4,007,116	(2,284,000)	15,593	1,738,709
General and administration		747,883			747,883
Amortization and depreciation		87,325			87,325
Allocation of expenses to grant costs		(41,170)			(41,170)
		6,788,057	(2,284,000)	15,593	4,519,650

Other Income:
Foreign exchange gain (loss)		3,333			3,333
Change in fair value of warrant liability	ii	-		1,220,437	1,220,437
Interest income		11,297			11,297
		14,630	-	1,220,437	1,235,067

Loss Before Income Tax		(7,085,323)	2,284,000	1,204,844	(3,596,479)
Income tax expense		800			800
Loss and Comprehensive Loss for the Year		$ (7,086,123)	$ 2,284,000	$ 1,204,844	$ (3,597,279)

Results of Operations

Year Ended August 31, 2012

During the year ended August 31, 2012, the Company announced it had received it first purchase order from Sigma-Aldrich under their marketing agreement and entered into an agreement with Life Diagnostics for the manufacture of Stellar brand KLH ELISA test kits for the detection of anti-KLH antibodies. These test kits were launched to market in April 2012. The Company also entered into an agreement with the University of Guelph under which the University has granted Stellar an exclusive option to license a patent pending technology for the development of a vaccine candidate against CDI, a major cause of infection and mortality in hospitalized patients.

During the year ended August 31, 2011, the Company received payment for a filled order of KLH from Neovacs SA for its vaccines for use in human trials for rheumatoid arthritis and lupus, and received a milestone payment from BIG for the vaccine for Non-Hodgkin's Lymphoma. Stellar also acquired an exclusive license to the technology developed in the collaborative agreement with BIG. The Company also received a two-year extension to the Company's SBIR Grant totaling $498,560, an additional NSF Grant for $99,000, and two grants under the IRS Therapeutic Discovery Project Program for a total grant award of $488,985.

Due to delays in the clinical trials scheduled to be conducted by several of the Company's customers, anticipated revenues from KLH sales under existing supply contracts were not realized during the year ended August 31, 2012. However, Stellar was awarded a Phase IIB SBIR grant from the National Science Foundation totaling $498,560 over two years which will allow full implementation of commercial scale aquaculture systems for KLH production and development and deployment of a validated KLH-based immunogenicity assay.

The Loss and Comprehensive Loss for the year was ($5,196,696), or ($0.12) per share, compared to the Loss and Comprehensive Loss of ($3,597,279), or ($0.09) per share, for the fiscal year ended August 31, 2011. The higher loss in the current year was primarily due to lower revenue and higher expenses, including salaries and research and development.

Revenue for the period totaled $286,054 compared to revenue of $697,187 in the prior year. Revenue included commercial sales of $131,825, which rose from $18,988, due to a large sale of KLH during the current year. Grant revenue declined to $94,229 from $618,199 due to several non-recurring IRS grants received in the prior year. Contract income of $60,000 was the same in both periods. Costs of production, aquaculture and grants decreased to $436,401 from $1,009,083 due to the lower revenue and grants received.

Expenses for the year ended August 31, 2012 increased to $6,372,333 from the $4,519,650 incurred in the year ended August 31, 2011. Large changes in expenses occurred in salaries, wages and benefits, which rose to $1,152,320 from $797,263 as there was an increase in the number of employees to support the Company's new programs as well as salary increases granted by the Board of Directors; Research and development increased to $1,825,585 from $825,887 due to an increase in research, including a pre-clinical study for the proof of concept for the CDI program with the University of Gulph; Legal, consulting and professional services rose to $602,865 from $363,753 due to increased business development and corporate development activities performed by outside consultants. Share-based payments increased to $1,916,531 from $1,738,709, with much of the increase related to the measurement of vested performance shares. General and Administrative rose to $801,259 from $747,883 due to the Company's higher level of corporate activity in the current fiscal year.

Other income rose to $1,326,784 from $1,235,067. Loss recovery was $105,000 compared to $Nil in the prior year. The Company received a settlement for the value of KLH which had been damaged by a vendor. Foreign exchange gain rose to $10,091 from $3,333 due to favorable US-Canadian exchange rates; Change in fair value of warrant liability totaled $1,206,812 compared to $1,220,437 in the prior year. Because the Company completed equity offerings in prior periods that included warrants denominated in Canadian dollars, the warrants are classified as derivatives and are measured at fair value based on Black-Scholes pricing models. Adjustments to fair value are recognized in the Statement of Loss and Comprehensive Loss. Interest income declined to $4,881 from $11,297 due to a lower balance of interest bearing cash and cash equivalents during the current year.

Liquidity and Capital Resources

The Company’s working capital position at August 31, 2012 was $486,019, including cash and cash equivalents of $998,998. Management believes the current working capital, as well as anticipated revenue, is not sufficient to meet the Company's contractual obligations and anticipated research and development expenditures in Fiscal 2013. The Company anticipates future public or private sales of its common stock. The timing of such offerings is dependent upon several factors, including the success of the Company’s operational plans as well as the general economic climate and market conditions.

Subsequent to the fiscal 2012 year-end, the Company has completed two private placements of its common shares.

Under the first private placement, the Company sold 4,000,000 common share units at a purchase price of CDN $0.25 per unit for gross proceeds of CDN $1,000,000. Each unit consists of one common share and one transferrable share purchase warrant, with each warrant entitling the holder to purchase one additional common share on or before October 25, 2015 at a purchase price of CDN $0.40 per share. The Company paid a finder's fee to Global Market Development LLC consisting of CDN $50,000 in cash and a non-transferrable option exercisable into 400,000 units in the capital of the Company on or before October 25, 2015 at a price of CDN $0.25 per unit, with each unit having the same terms as the units issued in the private placement.

Under the second private placement, the Company sold 1,998,400 common share units at a purchase price of CDN $0.25 per unit for gross proceeds of CDN $499,600. Each unit consists of one common share and one transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share on or before January 4, 2016 at a purchase price of CDN $0.40 per share. The Company paid finder's fees to Global Market Development LLC and Antaeus Capital, Inc. consisting of an aggregate of CDN $24,300 cash and non-transferrable options exercisable into 97,200 units in the capital of the Company on or before January 4, 2016 at a price of CDN $0.25 per unit, with each unit having the same terms as the units issued in the private placement.

The Company has historically financed its operations through revenue, including grant income, as well as through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 2

Common Share Issuances

Fiscal Year Ended August 31	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds or Deemed Value

2013 to date	Private Placement	4,000,000	CDN$0.25	CDN$1,000,000
	Private Placement	1,998,400	CDN$0.25	CDN$499,600

2012	Exercise of Warrants	2,318,600	Various	US$830,715
	Exercise of Options	170,000	Various	US$46,494
	Issuance of Performance Share	1,313,130	US$0.28	US$366,363

2011	Private Placement	3,000,000	CDN$0.35	US$1,002,497
	Private Placement	6,213,000	CDN$0.60	US$3,695,784
	Issuance of Performance Shares	3,333,335	US$1.02	US$3,400,000
	Exercise of Warrants	2,148,805	Various	US$784,858

2010	Merger Agreement	10,000,000	N/A	N/A
	Private Placement	11,502,732	CDN$0.28	US$3,209,262
	Exercise of Warrants	222,500	Various	US$12,875
	Exercise of Agent Warrants	295,200	Various	US$28,133

2009	None	N/A	N/A	N/A

2008	None	N/A	N/A	N/A

Fiscal Year Ended August 31, 2012

As of August 31, 2012, the Company's working capital position was $486,019 compared to working capital of $4,061,980 as of August 31, 2011. During the year, operating activities used cash of ($3,947,814). Items not affecting cash included amortization and depreciation of $112,144; Share-based payments of $1,916,531 related to the issuance of stock options and performance shares; Change in fair value of warrant liability of $1,206,812), which was due to adjustment to fair-value to warrants previously issued; and foreign exchange gain of ($12,539). Changes in non-cash working capital items include a decrease in accounts receivable of $32,188; a decrease in prepaid expenses of $4,376; an increase in accounts payable and accrued liabilities of $275,517; and an increase in deferred revenue of $127,477 due to the timing of work performed under grants for which cash has not yet been received.

Financing activities provided cash of $877,210, with the entire amount provided by proceeds from the exercise of options and warrants. Investing Activities used cash of ($78,338), with the entire amount used for the acquisition of property, plant and equipment. Effect of exchange rate changes on cash and cash equivalents also provided cash of $2,448.

During the year, a total of 3,801,730 common shares were issued:

•

1,313,130 common shares were issued to non-director individuals pursuant to the Company's Performance Share Plan.

•

2,318,600 common shares were issued pursuant to the exercise of warrants for proceeds of $830,716.

•

170,000 common shares were issued pursuant to the exercise of options for proceeds of $46,494.

The Company's cash and cash equivalents totaled $998,998 at August 31, 2012 compared to cash and cash equivalents of $4,145,492 as of August 31, 2011, a decrease of $3,146,494 during the year.

Fiscal Year Ended August 31, 2011

As of August 31, 2011, the Company's working capital position was $4,061,980 compared to working capital of $2,174,121 as of September 1, 2010. During the year, operating activities used cash of ($2,617,768). Items not affecting cash included amortization and depreciation of $87,325; share-based payments of $1,738,709 related to the issuance of stock options and performance shares; change in fair value of warrant liability of ($1,220,437), which was due to adjustment to fair-value to warrants previously issued; and foreign exchange gain of ($4,559). Changes in non-cash working capital items include a decrease in accounts receivable of $532,807, increase in prepaid expenses of ($13,664), and decrease in accounts payable and accrued liabilities of ($140,670).

Financing activities provided cash of $5,068,520. Proceeds from the exercise of warrants provided cash of $784,858, share subscription proceeds provided cash of $4,729,524, while share issuance costs used cash of ($312,103). The repurchase of dissenting shareholder shares used cash of ($125,025) as the Company repurchased 1,661,241 common shares from a shareholder of Stellar CA in order to cancel them and return them to treasury. Payment of deposits used cash of ($8,734).

Investing Activities used cash of ($309,782), with the entire amount used for the acquisition of property, plant and equipment. Effect of exchange rate changes on cash and cash equivalents provided cash of $1,226.

During the year, a total of 14,695,140 common shares were issued:

•

In September 2010, the Company completed the private placement of 3,000,000 units at a price of CDN$0.35 for gross proceeds of $1,002,497 (CDN$1,050,000). Each unit consists of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of CDN$0.50 on or before March 28, 2012. In addition, agent's options to acquire 210,000 units were issued on the same terms of the private placement and are exercisable at a price of CDN$0.35 on or before March 28, 2012. Share issuance costs of $96,958 were paid in relation to the placement.

•

In November 2010, the Company completed the private placement of 6,213,000 units at a price of CDN$0.60 per unit for gross proceeds of $3,695,784 (CDN$3,727,800). Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of CDN$0.90 on or before November 14, 2011, and at CDN$1.15 per share if exercised from November 15, 2011 until on or before November 14, 2012. In addition, agent's options to acquire 345,600 units were issued under the same terms as the private placement and are exercisable at CDN$0.60 on or before November 14, 2012. Share issuance costs of $215,145 were paid in relation to the placement.

•

3,333,335 common shares were issued to officers, directors and employees pursuant to the Company's Performance Share Plan.

•

2,148,805 common shares were issued pursuant to the exercise of warrants for proceeds of $784,858.

The Company's cash and cash equivalents totaled $4,145,492 at August 31, 2011 compared to cash and cash equivalents of $2,003,296 as of September 1, 2010, an increase of $2,142,196 during the year.

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The audited financial statements for the periods ended August 31, 2012 and 2011 are prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company's critical accounting policies and estimates under IFRS are given below.

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with IFRS and include the accounts of the Company and its wholly-owned subsidiary Stellar Biotechnologies, Inc. (“Stellar CA”).  Intercompany balances and transactions are eliminated on consolidation.

Critical Judgements and Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts  of such  estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgements

The following are critical judgements that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

1)

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgements or assessments made by management.

2)

Management is required to assess the functional currency of each entity of the Company.  In concluding that the US dollar is the functional currency of the parent and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

3)

Management is required to assess impairment in respect of licensing rights and property, plant and equipment.  The triggering events are defined in IAS 36.  In making the assessment, management is required to make judgements about whether there is any indication that an asset may be impaired.  Management has determined that there were no indications of impairment and as such, no impairment estimates were performed.

4)

Research is recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38 Intangible Assets.   Management is required to make judgements about whether the activities are in the research or development phase and judgements about the existence of a market for the output of the intangible asset.  Management performed an assessment of separately acquired development costs of a new product and determined that the Company cannot yet demonstrate the future economic benefits in order to capitalize and defer these development costs.  All other research and development costs were assessed by management as being in the research phase and were expensed.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next fiscal year:

1)

Warrants issued with exercise prices denominated in a currency other than the Company’s functional currency meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the consolidated statements of loss and comprehensive loss. The fair value of the warrants is estimated using the Black-Scholes option pricing model at the end of each reporting period. Such estimates are subject to change each period and the differences will affect the warrant liability provision in the period in which the estimate is made.

2)

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional  liability or a decrease in tax benefits could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

3)

Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation/amortization rates.  Should the asset life or depreciation/amortization rate differ from the initial estimate, an adjustment would be made in the consolidated statements of loss and comprehensive loss.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with financial institutions, money market accounts, and highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation is recorded on the straight-line method based on the following rates which approximate the useful life of the assets:

Aquaculture system	10-20%
Tools and equipment	20%
Leasehold improvements	10-14%
Laboratory	10-20%
Computer and office equipment	20%
Vehicles	20%

Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial Instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized costs using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss.

Available for sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company has classified its financial assets as follows:

•

Cash and cash equivalents are classified as FVTPL.

•

Amounts receivable are classified as loans and receivables.

Financial liabilities

All financial liabilities are initially recorded at fair value.  Financial liabilities are classified into one of the following two categories:

Fair value through profit or loss (“FVTPL”)

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Warrants which do not meet the criteria to be classified as an equity instrument are classified as fair value through profit or loss financial liabilities.

Other financial liabilities

Financial liabilities classified as other financial liabilities are measured at amortized cost.

The Company has classified its financial liabilities as follows:

•

Accounts payable is classified as other financial liabilities.

•

Warrant liability is classified as FVTPL.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the assets have been impacted.

For all financial assets objective evidence of impairment could include:

•

significant financial difficulty of the issuer or counterparty; or

•

default or delinquency in interest or principal payments; or

•

it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Revenue Recognition

Commercial Sales

The Company recognizes commercial sales revenue when KLH product is delivered assuming there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability is reasonably assured.  In limited circumstance, the Company retains ownership until the product is received and inspected by the customer; revenue is recognized upon satisfaction of these conditions.  The Company documents arrangements with customers with purchase orders and sales agreements.

Commercial sales revenue includes sales made under supply agreements with customers for a fixed price per gram of KLH products based on quantities ordered, including those produced from the customer’s dedicated limpet colonies.  The supply agreements are on a non-exclusive basis except within that customer’s field of use.

Grants

The Company has taken the income approach to recognizing grant revenue.  The Company recognizes grant revenue when there is reasonable assurance that the Company will comply with the conditions attached, the benefits have been earned and it is reasonably assured of collection.  An appropriate amount in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the grant requirements.  Grant advances received prior to revenue recognition are recorded as deferred revenue.

Contract income

Contract income is recognized when reasonable assurance exists regarding measurement and collectability. An appropriate amount in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the contract requirements.

Contract income is earned on both the initial set up fee for establishment of limpet colonies dedicated to meet the needs of the customer and monthly fees to maintain those dedicated limpet colonies.   The Company also has the right to use raw material produced from dedicated limpet colonies at no cost with prior written consent.

Research and Development

The Company is involved in research and development.  Research costs, including materials and salaries of employees directly involved in research efforts, are expensed as incurred. Development costs are expensed in the period incurred, unless they meet criteria for technical, market and financial feasibility, in which case they are deferred and amortized over the estimated life of related products.  Research and development expenses are shown as a separate line item on the consolidated statements of loss and comprehensive loss.   As at August 31, 2012, the Company had no deferred development costs.

Share-Based Payments

The Company grants share options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

For employees, the fair value of share options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period using graded vesting. Consideration paid for the shares on the exercise of share options is credited to share capital and the related share-based compensation is reclassified from the share-based payment reserve to share capital. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods and services rendered.

Foreign Exchange

Items included in the financial statements of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the parent and its subsidiary is the US dollar.

Transactions in currencies other than the US dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies  are  translated  at  the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will be probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

Loss Per Share

Basic earnings (loss) per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

New Accounting Standards, Amendments and Interpretations Issued but Not Yet Adopted

Beginning with the quarter ended November 30, 2011, the company prepares it financial statements using accounting policies consistent with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The Company has reviewed new and revised IFRS accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 measures financial assets, after initial recognition, at either amortized cost or fair value.   Existing IAS 39 classifies financial  assets  into  four  measurement categories.  The standard is effective for annual periods beginning on or after January 1, 2015.  In the year of adoption, the Company is required to provide additional disclosures relating to the reclassified financial assets and liabilities.  The Company may, but is not required to, apply the standard retroactively.  In and after the year of adoption, certain disclosures relating to financial assets will change to conform to the new categories.

IFRS 10 - Consolidated Financial Statements. IFRS 10 defines a single concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted, provided IFRS 11, IFRS 12 and IAS 28 (as amended in 2011) are applied at the same time.  This standard supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated – Special Purpose Entities.

IFRS 11 - Joint Arrangements.  IFRS 11 focuses on the rights and obligations of an arrangement rather than its legal form, as is currently the case. The standard distinguishes between joint operations, where the joint operator accounts for the assets, liabilities, revenues, and expenses relating to its involvement, and joint ventures, which must be accounted for using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted, if IFRS 10, IFRS 12, and consequential amendments to IAS 28 Investments in Associates and Joint Ventures are applied at the same time.  This standard supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Ventures.

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13 - Fair Value Measurement.  IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value.  It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements.  Previously, a variety of fair value techniques and disclosures were possible under the requirements of separate applicable IFRSs.  IFRS 13 is applicable for fiscal years beginning on or after January 1, 2013.  The standard, which may be early adopted, will apply  prospectively from the  beginning of the annual period in which it is adopted.

IAS 1 - Financial Statement Presentation amendment. The amendments to IAS 1 require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IAS 12 – Income Taxes amendment.  The amendment to IAS 12 addresses an issue that arises when entities apply the measurement principle in IAS 12 to temporary differences relating to investment properties that are measured at fair value.  The amendment incorporates some guidance from and supersedes SIC-21 Income Taxes – Recovery of Revalued Non-Depreciable Assets. The amendment to IAS 12 is effective for annual periods beginning on or after January 1, 2012.

Amendments to Other Standards. There have been amendments to existing standards, including IFRS 7 – Financial Instruments: Disclosure, IAS 27 – Separate Financial Statements, and IAS 28 – Investments in Associates and Joint Ventures effective January 1, 2013 and IAS 32 – Financial Instruments: Presentation effective January 1, 2014.  IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position.  IAS 27 amendments address accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.  IAS 32 amendments address inconsistencies when applying the offsetting requirements.

Capital Expenditures

The Company has budgeted $5,000 for capital expenditures for fiscal 2013.

Research and Development

The Company's core business is developing and commercializing Keyhole Limpet Hemocyanin ("KLH") for use in medical and research products. The Company currently conducts research and development activities related to the aquaculture of keyhole limpets as well as the extraction and purification of KLH.

Research costs, including materials and salaries of employees directly involved in research efforts, are expensed as incurred. Development costs are expensed in the period incurred, unless they meet criteria to technical, market and financial feasibility, in which case they are deferred and amortized over the estimated life of related products.  Research and development expenses are shown as a separate line item on the consolidated statements of income (loss), comprehensive income (loss), and deficit.   As at August 31, 2012, and 2011, the Company had no deferred development costs.

The following table includes the Company's research and development costs for each of the most recent three fiscal years:

Fiscal Year	Research and Development Expense
2012	$ 1,825,585
2011	$ 825,887
2010	$ 352,780

The Company had budgeted approximately $800,000 for research and development in fiscal 2013.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company leases three buildings and facilities in Port Hueneme, California under sublease agreements with the Port Hueneme Surplus Property Authority. On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreement. The monthly base rents total $7,071 for a term of 5 years with rents adjusted by the Consumer Price Index every November 1st. The Company also leases office facilities through June 30, 2014. Rent is $5,126 per month with 3% cost of living increases per year.

The Company also has purchase order commitments for contract manufacturing organizations.

Table No. 3

Contractual Obligations

As of August 31, 2012

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$ 386,763	$ 148,531	$ 224,090	$ 14,142	Nil

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of December 17, 2012, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of the United States. Each director was reelected at the annual general and special meeting of shareholders held on January 17, 2012, or appointed after the meeting of shareholders, and each director's term will expire at the next annual general meeting of shareholders scheduled to be held on February 12, 2013.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Frank Oakes (1) (2)	62	April 9, 2010
Darrell Brookstein	61	April 10, 2010
Daniel Morse, Ph.D. (2)	71	April 9, 2010
Malcolm Gefter, Ph.D. (3)	70	July 12, 2010
David Hill (1) (2)	61	May 17, 2011
Mayank (Mike) Sampat (1) (2)	57	August 15, 2012
Gregory Baxter, Ph.D (2)	53	August 31, 2012

(1)

Member of Audit Committee.

(2)

Member of Compensation Committee

(3)

Malcolm Gefter subsequently resigned from the Board of Directors effective January 2, 2013.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated December 17, 2011.  Details of the charter are contained in Item 6, “Board Practices” below, and a copy of the Management Information Circular which contains the charter has been filed as an exhibit to the Company's Form 20-F Registration Statement.

Table No. 5 lists, as of December 17, 2012, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are residents and citizens of the United States except Scott Davis, who is a resident and citizen of Canada.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Frank Oakes	President and CEO	61	April 9, 2010
Scott Davis	Chief Financial Officer	34	March 21, 2011
Darrell Brookstein	Executive Vice-President, Corporate Development and Finance	60	April 9, 2010
Catherine Brisson, Ph.D	Chief Pharmaceutical Officer	39	August 9, 2012
Herbert Chow, Ph.D	Chief Technology Officer	58	August 9, 2012
John Sundsmo, Ph.D.	Vice-President, Research and IP Management	67	June 14, 2010

Frank R. Oakes is President and Chief Executive Officer and a Director. Mr. Oakes has 30 years of management experience in aquaculture including a decade as CEO of The Abalone Farm, Inc., during which he led that company through the R&D, capitalization, and commercialization phases of development to become the largest abalone producer in the United States.  He is the inventor of the company’s patented method for non-lethal extraction of hemolymph from the keyhole limpet.  He is the Principal Investigator (“PI”) on the company’s current Small Business Innovation Research (“SBIR”) grant from the National Science Foundation and was PI on the company’s Phase I and II SBIR grants from the NIH’s Center for Research Resources, and a California Technology Investment Partnership (“CalTIP”) grant from the Department of Commerce.  He has consulted and lectured for the aquaculture industry around the world. Frank received his Bachelor of Science degree from California State Polytechnic University, San Luis Obispo and is a graduate of the Los Angeles Regional Technology Alliance (“LARTA”) University’s management-training program. Mr. Oakes devotes 100% of his time to the Company's affairs.

Scott Davis is Chief Financial Officer, and is a partner of Cross Davis & Company LLP Certified General Accountants, a firm focused on providing accounting and management services for publicly-listed companies. His experience includes CFO positions of several companies listed on the TSX Venture Exchange, and his past experience consists of senior management positions, including three years at Appleby as an Assistant Financial Controller. Prior to that, he spent two years at Davidson & Company LLP Chartered Accountants as an Auditor, five years with Pacific Opportunity Capital Ltd. as an Accounting Manager, and two years at Jacobson Soda and Hosak, Chartered Accountants. Mr. Davis devotes approximately 10% of his time to the Company's affairs.

Darrell Brookstein is Executive VP, Corporate Development & Finance, and a Director. He was Managing Director of The Nanotech Company, LLC and a director of CAG Capital, Inc.  He has founded and been CEO of multiple investment firms in diverse fields and has published books and newsletters on investing in cutting-edge technology and natural resource finance.  He is a graduate of Duke University. Mr. Brookstein currently devotes 100% of his time to the Company's affairs.

Herbert S. Chow, Ph.D. is Chief Technology Officer.  Dr. Chow has held key business management and product development positions in new biologics, clinical diagnostic and consumer diagnostic devices markets.  He held key senior management positions with Abbott Labs and Johnson & Johnson for over 16 years and has been a Principal and General Manager of Rubicon Consulting working with numerous start-up biotechnology companies. His clients in the past 5 years included AspenBioPharma, Escalon Biomedical, ANP, Quantum Design and Therapharesis.  Dr. Chow earned his BS in Microbiology and Immunochemistry at Ohio State University and his Ph.D. in Immunopathology at the University of Illinois.  Dr. Chow currently devotes 100% of his time to the Company's affairs.

Catherine Brisson, Ph.D. is Chief Pharmaceutical Officer.  Dr. Brisson has extensive experience in the biotech, pharmaceutical and medical device arenas with cross-functional expertise in Quality Assurance and Regulatory Affairs providing leadership and direction over cGMP, GLP & GCP operations in a clinical development and commercial setting. She has held key positions in Quality Control, Validation and Product/Process Development areas with start-up biotechnology companies, as well as an international pharmaceutical company, Sicor Pharmaceuticals, Inc.  Dr. Brisson earned her BS in Chemistry at North Carolina State University and her Ph.D. in Organic Chemistry at the University of North Carolina. Dr. Chow currently devotes 100% of her time to the Company's affairs.

John S. Sundsmo, Ph.D. is Vice President, Research & IP Management   He has had leadership positions in biopharmaceutical companies including Collagen Corporation, Triton Biosciences/Royal Dutch Shell, Viagene, International Medical Innovations, TransCell Therapeutics and PrimeGen Biotech.  He is a registered US Patent Agent and was an Intellectual Property Associate with Christensen, O’Connor (Seattle) and Weiss, Jensen (Seattle/Portland).  He earned his Ph.D. in Microbiology/Immunology at the University of Washington. Dr. Sundsmo currently devotes 100% of his time to the Company's affairs.

Gregory Baxter, Ph.D is a Director. Dr. Baxter has been an executive and scientist with several biotechnology corporations and foundations. Since 2001, he has been a Senior Scientist with CCS Associates Inc. and a Program Director with the National Science Foundation since 2008. Dr. Baxter was also the founder and Chief Science Officer of Hurel Corporation. Prior to Hurel, he was a Senior Scientist at the Cornell Nanoscale Science and Technology Facility and the Biotechnology Liaison for the National Nanofabrication Users Network. He is also an Adjunct Associate Professor with the Department of Biomedical Engineering at Cornell University. Dr. Baxter received his Ph.D. in Biochemistry/Molecular Biology from University of California, Santa Barbara.  Dr. Baxter currently devotes 100% of his time to the Company's affairs.

Malcolm Gefter, Ph.D. served as a Director until January 2, 2013 and is a member of the Company's Scientific Advisory Board. Dr. Gefter graduated from the University of Maryland with a B.Sc. in Chemistry in 1963 and a Ph.D. in Molecular Biology from Albert Einstein College of Medicine in 1967. He founded Praecis Pharmaceuticals Incorporated in 1989 and held the positions of Chairman of the Board (since 1994), Chief Executive Officer (since 1996) and President (since 1998) until his retirement in 2007. Praecis Pharmaceuticals Incorporated is a biopharmaceutical company focused on the discovery and development of novel compounds to address unmet medical needs or improve existing therapies focused on drug discovery technology, Dr. Gefter has been a professor of biology at the Massachusetts Institute of Technology and is now professor emeritus. He has authored more than 200 original scientific papers. Dr. Gefter was also a founder of ImmuLogic Pharmaceutical Corporation, and from 1987 to March 1997, served as Chairman of the Board of Directors at ImmuLogic. Although Dr. Gefter resigned from the Board of Directors effective January 2, 2013, he remains a member of the Company's Scientific Advisory Board.

David L. Hill, Ph.D. is a Director and Chair of the Compensation Committee. He currently serves as Scientific Director for the ART Reproductive Center, Beverly Hills, California and is an Assistant Clinical Professor in the Dept. of Obstetrics and Gynecology at the David Geffen School of Medicine, University of California, Los Angeles, and a Research Assistant IV at Cedars-Sinai Medical Center, Los Angeles, California. Dr. Hill received his Ph.D. in Biological Sciences from the Department of Pathology, School of Life Sciences, University of Connecticut and completed a Postdoctoral Fellowship at the Dana Farber Cancer Institute through an appointment by the Department of Physiology and Biophysics, Harvard Medical School, Boston, Massachusetts. Dr. Hill currently devotes approximately 10% of his time to the Company's affairs.

Daniel E. Morse, Ph.D. is currently a Director and formerly served as Executive Vice-President, Science & Technology until December 31, 2011. He is also a member of the Company's Scientific Advisory Board.  He is Professor of Molecular Genetics and Biochemistry at the University of California, Santa Barbara, and Director of the UCSB-MIT- Caltech Institute of Collaborative Biotechnologies.  Dr. Morse is an internationally recognized expert in protein chemistry, molecular biology, molluscan reproductive biology, and aquaculture.  Dr Morse’s laboratory at the University of California, Santa Barbara is currently working under a seed grant from the Defense Advanced Research Projects Agency (“DARPA”) to begin investigations into the fundamental disassociation & assembly dynamics of the company’s subunit KLH product. Dr. Morse devotes approximately 30% of his time to the Company's affairs.

Mayank (Mike) Sampat is a Director and Chair of the Audit Committee. Mr. Sampat is an experienced senior executive and CFO, having worked with multiple companies ranging from startups to large Fortune 100 companies.  From 2007 to 2010, Mr. Sampat was Chief Financial officer of Gamma Medica-Ideas, a supplier of imaging equipment to the medical industry. Since 2010, Mr. Sampat has served as a consultant. After obtaining a BBA in accounting from Bombay University, Mr. Sampat received his MBA in Finance at Mercer University. Mr. Sampat devotes approximately 10% of his time to the Company's affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. No members of the Board of Directors are related.

Scientific Advisory Board

The Company has a Scientific Advisory Board ("SAB"). Each member has extensive industry experience, and provides consulting services to the Company as needed. The SAB currently consists of four members. In addition to Dr. Daniel Morse, Ph.D., a current member of the Company's Board of Directors, and Dr. Malcolm Gefter Ph.D., a former director, the Company currently has two other members of the SAB as described below.

Andrew Saxon, M.D. is Chairman of the Scientific Advisory Board. Dr. Saxon received his medical degree from Harvard Medical School. He is board certified in Internal Medicine, Allergy and Clinical Immunology and Diagnostic/Laboratory Immunology. He has published over 180 peer reviewed research publications primarily dealing the control and assessment of the human immune response.  Dr. Saxon and colleagues at UCLA were the first to recognize AIDS in 1980, brought this new disease to the attention of the CDC in 1981. As part of his work, Dr. Saxon has had extensive experience with the KLH in its various molecular forms. Dr. Saxon is also the Editor-in-Chief of Clinical Immunology.  Dr. Saxon advises the Company on diagnostic and laboratory immunology, and meets with the Company's executives and senior staff on a regular basis.

Daniel C. Adelman, M.D.  is Adjunct Professor at UC-San Francisco. He is Sr. VP, Development and Chief Medical Officer at Alvine Pharmaceuticals. Dr. Adelman was Sr. VP, Development and Chief Medical Officer at Sunesis Pharmaceuticals. He served at Pharmacyclics as VP, Clinical Operations and Biometrics and was a Clinical Scientist at Genentech. Dr. Adelman has been involved in all stages of pharmaceutical drug development and shared responsibility for the early development of Xolair and Avastin. He holds a BA in Biology from the University of California and an M.D. degree from the UC-Davis. He did post-doctoral training in Clinical Immunology and Allergy at UCLA. Dr. Adelman advises the Company on biometrics and clinical medicine, and meets with Company's executives and senior staff on a regular basis.

COMPENSATION

The Company has adopted a Compensation Policy for its Directors. Board members receive $6,000 annually, plus an additional $1,000 for each Board of Director's meeting attended in person, or $350 for each meeting attended by telephone. The Chairman of the Board of Directors receives an additional $4,000 annually. The Audit Committee Chairman receives an additional $5,000 annually, and Chairman of other Committees receives an additional $2,500 annually. Members of Committees receive an additional $1,000 annually, and will receive $350 for each committee meeting attended. Non-executive Directors will receive 25,000 to 50,000 stock options each year. Compensation may also be set for each director individually.

There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Share Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on October 13, 2009 and subsequently amended as of December 13, 2011.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in US Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
Frank Oakes President, CEO and Director (1)	2012 2011 2010	$ 250,000 268,750 106,250	375,600 425,600 1,075,000	$ 30,910 19,494 Nil

Scott Davis, Chief Financial Officer (2)	2012 2011	N/A N/A	50,000 Nil	$ 59,944 26,398

Darrell Brookstein, Executive Vice-President and Director (3)	2012 2011 2010	$ 251,250 208,250 39,375	356,000 376,000 620,000	$ 23,948 18,567 40,500

Catherine Brisson, Chief Pharmaceutical Officer (4)	2012	$ 142,106	145,000	$ 6,466

Herbert Chow, Chief Technology Officer (5)	2012	$ 160,924	150,000	$ 3,346

John Sundsmo, Vice-President, Research and IP Management (6)	2012	$ 135,000	70,000	$ 13,466

Daniel Morse, Director and former Chief Technology Officer, and Corporate Secretary (7)	2012 2011 2010	$ 16,667 50,000 18,750	120,500 120,500 290,000	$ 50,033 54,750 26,028

Malcolm Gefter, Director (8)	2012 2011 2010	N/A N/A N/A	70,000 70,000 70,000	$ 19,183 16,999 4,121

David Hill, Director (9)	2012 2011	N/A N/A	25,000 25,000	$ 17,250 6,000

Mayank (Mike) Sampat, Director	2012	N/A	70,000	Nil

Gregory Baxter, Director	2012	N/A	70,000	Nil

Harvey Wright, Former director (10)	2012 2011 2010	N/A N/A N/A	Nil Nil 50,000	$ 350 350 Nil

Ben Catalano, Former Director (11)	2011 2010	N/A N/A	Nil 100,000	$ 2,000 Nil

Kerry Beamish, Former Chief Financial Officer (12)	2011 2010	N/A N/A	Nil Nil	$ 10,620 6,841

(1)

In fiscal 2011, salary for Frank Oakes included base annual salary of $140,000 through December 31, 2010 and $250,000 thereafter, and a bonus of $60,000. “Other Compensation” for fiscal 2012 was $12,250 for Directors' fees and $18,660 for health and insurance and contributions to a 401(k) Plan; Fiscal 2011 payments include $1,000 for Directors' fees and $18,494 for health insurance and contributions to a 401(k) Plan.

(2)

"Other Compensation" for Scott Davis is for consulting fees paid for his service as Chief Financial Officer.

(3)

In fiscal 2011, salary for Darrell Brookstein included base annual salary of $135,000 through December 31, 2010,  $185,000 for January 2011 through December 2011 and $215,000 thereafter, and a bonus of $42,000. "Other Compensation" for fiscal 2012 includes $7,500 for Directors' fees and $16,448 for health insurance and contributions to a 401(k) Plan. Fiscal 2011 payments include $1,000 for Directors' fees and $17,567 for health insurance and contributions to a 401(k) Plan. Fiscal 2010 payments total $40,500 in consultant fees.

(4)

"Other Compensation" for Catherine Brisson is for health insurance and contributions to a 401(k) Plan.

(5)

"Other Compensation" for Herbert Chow is for health insurance and contributions to a 401(k) Plan.

(6)

"Other Compensation" for John Sundsmo is for health insurance and contributions to a 401(k) Plan.

(7)

"Other Compensation" for Daniel Morse in fiscal 2012 includes $7,083 for Directors' fees and $42,950 for consultant fees. Payments for fiscal 2011 includes $1,000 for Directors' fees and $53,750 for consultant fees. Fiscal 2010 payments total $26,028 in consultant fees.

(8)

"Other Compensation" for Malcolm Gefter in fiscal 2012 includes $7,183 for Directors' fees and $12,000 for consultant fees. Payments for fiscal 2011 includes $1,000 for Directors' fees and $15,999 for consultant fees. Fiscal 2010 payments total $4,121 in consultant fees.

(9)

"Other Compensation" for David Hill in fiscal 2012 and fiscal 2011 was for Directors' fees.

(10)

"Other Compensation" for Harvey Wright in both fiscal 2012 and 2011 was $350 for Directors' fees. Mr. Wright served as a director until his death in February 2012.

(11)

"Other Compensation" for Ben Catalano in fiscal 2011 totals $2,000 for consultant fees.

(12)

"Other Compensation" for Kerry Beamish is for consulting fees paid for his service as Chief Financial Officer.

The Company has established a formal 401(k) Plan to provide retirement benefits to eligible officers and employees. Employees may enter the Plan after they have been employed by the Company for 3 consecutive months. Under the Company’s Safe Harbor 401K Plan Stellar contributes a flat Non-elective Contribution of 3% of eligible compensation for each Plan participant at the end of the Plan Year.

Other than the funds contributed under the Company's 401(k) Plan, no other funds were set aside or accrued by the Company during Fiscal 2012 to provide pension, retirement or similar benefits for Directors or Executive Officers.

PERFORMANCE SHARE PLAN

Under the merger agreement between Stellar and Stellar CA, the Company allotted 10,000,000 common shares under a Performance Share Plan. The purpose of the Plan was to encourage the development of the Company's products and business by distributing shares to key management, employees, and consultants upon the meeting of certain milestones. These milestones are as follows:

1.

Completion of method development for commercial-scale manufacture of IMG KLH with applicable good GMP as a pharmaceutical intermediate, evidenced by completion of three GMP lots meeting all quality and product release specifications required for stability studies and process validation;

2.

Compilation and regulatory submittal of all required CMC data compiled in CTD format and evidenced by filing as a DMF with the USFDA; and

3.

Completion of preclinical toxicity and immunogenicity testing of IMG KLH and Subunit KLH in rodent and non-rodent species as evidenced by acceptance by study protocols and completion reports available to support customer United States FDA and EMEA filings.

As each milestone is met as determined by the Company's Board of Directors, one-third of the Performance Shares will be released to the Plan members.

In January 2011, it was determined that the successful completion of preclinical toxicity and immunogenicity testing of Stellar KLH/IMG and Subunit KLH in rodent and non-rodent species completed the milestone number 3 above. Therefore, the first one-third of the Performance Shares totaling 3,333,335 common shares were issued to the Plan members on January 31, 2011.

In August 2012, the Board of Directors determined that the final two milestones had been met and authorized the issuance of 1,313,130 Performance Shares to the non-Director employees and consultant participants in the Performance Share Plan. The Board tabled all discussion of authorization of the issuance of shares to the Directors who are members of the Performance Share Plan until a later date.

The name of the Plan members, the number of shares issued, and the balance of shares remaining under the Performance Plan are given below:

Table No. 7

Performance Shares

Plan Member	Shares Issued January 31, 2011 (First Milestone)	Shares Issued August 27, 2012 (Second and Third Milestone)	Balance Reserved for Future Issuance

Frank R. Oakes (1)	1,250,000	Nil	2,333,333
Darrell Brookstein (1)	666,667	Nil	1,500,000
Daniel E. Morse, Ph.D.	666,667	Nil	1,333,333
Andrew Saxon	166,667	336,700	Nil
Rodrick Conde (2)	33,333	Nil	53,536
Brandon Lincicum	33,333	67,340	Nil
Malcolm Gefter	66,667	Nil	133,333
John Sundsmo, Ph.D.	166,667	336,700	Nil
Catherine Brisson, Ph.D.	66,667	134,680	Nil
Herbert S. Chow, Ph.D.	166,667	336,700	Nil
Jan Haynes	50,000	101,010	Nil

Total	3,333,335	1,313,130	5,353,535

(1)

Subsequent to the initial performance share allocations, 166,667 performance shares initially allocated to Frank R. Oakes for future distribution were reassigned to Darrell Brookstein.

(2)

Rodrick Conde is no longer an employee of the Company and the balance of his shares reserved for future issuance were returned to the Plan to be eligible for reissuance.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.

The Company’s corporate governance practices are the responsibility of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

The Board is specifically responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. In keeping with its overall responsibility for the stewardship of the Company, the Board is also responsible for the integrity of the Company’s internal control and management information systems and for the Company’s policies respecting corporate disclosure and communications.

The Board delegates to management, through the Chief Executive Officer and President, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s business and on director responsibilities. Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s operations.

The Board as a whole has the responsibility of determining the compensation for the CEO and CFO and of determining compensation for directors and senior management. The CEO is prohibited from being present while compensation of the CEO is being determined.

To determine compensation payable, the directors review compensation paid to directors, CEO’s and CFO’s of companies of similar size and stage of development in similar industries and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors, CEO and CFO while taking into account the financial and other resources of the Company. In setting the compensation, the directors annually review the performance of the CEO and CFO in light of the Company’s objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

The Board is currently composed of six directors: Frank R. Oakes, Darrell Brookstein, David Hill, Daniel E. Morse, Mayanik (Mike) Sampat, and Gregory Baxter.  Of the current directors, David Hill, Mike Sampat, and Gregory Baxter are deemed to be "independent". Frank R. Oakes and Darrell Brookstein are officers, and Daniel E. Morse is a former officer, and therefore are not considered “independent".

The Board does not currently have an independent Chair and, at this stage of the Company’s development, the Board does not feel it is necessary to have one to ensure that the Board can function independently of management, as sufficient guidance is found in the applicable corporate and securities legislation and regulatory policies. The non-management directors exercise their responsibilities for independent oversight of management, and are provided with leadership through their position on the Board and ability to meet independently of management whenever deemed necessary. In addition, each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter has been filed as an exhibit to the Company's 20-F Registration Statement.

The audit committee will assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the audit committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each audit committee member must obtain an understanding of the principal responsibilities of audit committee membership as well and the Company’s business, operations and risks.

Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

A majority of the members of the audit committee must not be officers, employees or control persons of the Company. Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the audit committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications

Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

Responsibilities

The audit committee has the following responsibilities:

External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures.

Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company.

Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public.

Release of Financial Information

Where reasonably possible, the audit committee will review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Other Responsibilities

The audit committee shall:

(a)

establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b)

establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c)

ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)

review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)

perform other oversight functions as requested by the Board; and

(f)

review and update this Charter and receive approval of changes to this Charter from the Board.

Reporting Responsibilities

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a)

engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors employed by the audit committee; and

(c)

communicate directly with the internal and external auditors.

The audit committee shall regularly update the Board about audit committee activities and make appropriate recommendations. During fiscal 2012, the Audit Committee met once as required under the written charter.

The current Audit Committee members are Mike Sampat (Committee Chair), Frank Oakes and David Hill.

Compensation Committee

During the financial year ended August 31, 2012 the Company did not have a Compensation Committee. On December 10, 2012 the Board of Directors created a Compensation Committee which will be responsible on a going-forward basis for review and approval of all director and officer compensation.

Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, level of experience, education and abilities, while remaining competitive in the market place. Base salary for each employee and executive officer's position is primarily determined with regard for the employee's responsibilities, individual performance, overall corporate performance, and through the assessment of the market environment, conditions and competitiveness.

Cash Incentives/Bonuses

Historically bonuses have been paid periodically after review and recommendation of the Board of Directors (where executive officers and directors were concerned) and at the discretion of the Chief Executive Officer based on the performance of the individual and the relation those had to the performance of the Company. In the future, review and approval of cash incentives or bonuses will be the responsibility of the newly-created Compensation Committee.

Option Based Awards

Long-term incentive in the form of options to purchase common shares of the Company are intended to align the interests of the Company directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay. During the financial year ended August 31, 2012 the Company’s Share Option Plan was administered by the Board of Directors. As a result of the formation of a Compensation Committee in December 2012 this may fall under the responsibility of the Compensation Committee, which has not yet adopted a formal Compensation Charter. In establishing the number of the incentive stock options to be granted to the Named Executive Officers, the Board of Directors considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the individual.

Risks Associated with Compensation Policies and Practices

The Company’s compensation policies and practices are intended to align management incentives with the long-term interests of the Company and its shareholders. In each case, the Company seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements, (iii) spreading compensation across short and long-term programs; and (iv) vesting of stock options over a period of time.

The current Compensation Committee members are David Hill (Committee Chair), Daniel Morse, Mike Sampat, and Gregory Baxter.

Staffing

The Company currently has 11 employees and 6 executive officers. All employees are located at the Company's facilities in Port Hueneme, California. 4 employees are engaged in aquaculture; 2 are engaged in research and development; 3 are engaged in manufacturing, quality and regulatory; and 2 are engaged in administration and accounting. In fiscal 2011, the Company had 16 employees and 4 executive officers.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of December 17, 2012, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Frank R. Oakes (1)	5,646,097	11.07%
Common	Scott Davis (2)	16,667	-
Common	Darrell Brookstein (3)	2,987,004	5.91%
Common	Catherine Brisson (4)	303,013	0.61%
Common	Herbert Chow (5)	741,767	1.49%
Common	John Sundsmo (6)	666,700	1.34%
Common	Daniel E. Morse (7)	1,405,760	2.81%
Common	Malcolm L. Gefter (8)	230,000	0.46%
Common	David L. Hill (9)	53,333	0.10%
Common	Gregory Baxter (10)	23,333	0.04%
Common	Mike Sampat (11)	23,333	0.04%

	Total Officers/Directors	12,097,007	22.71%

(1)

Of this amount, 585,171 are common shares owned by Dorothy Oakes, Mr. Oakes' spouse, of which 87,776 are currently in escrow to be released over time. 1,573,280 represent currently exercisable share purchase options. Of these common shares, 413,397 are currently in escrow.

(2)

Of this amount, 16,667 represent currently exercisable share purchase options.

(3)

Of this amount, 1,352,000 are common shares held by the Brookstein Family Trust, for which Darrell Brookstein serves as co-trustee. 1,114,666 represent currently exercisable stock options. Of these common shares, 122,221 are currently in escrow to be released over time.

(4)

Of this amount, 118,333 represent currently exercisable stock options.

(5)

Of this amount, 180,000 represent currently exercisable stock options.

(6)

Of this amount, 163,333 represent currently exercisable stock options.

(7)

Of this amount, 440,666 represent currently exercisable stock options. Of these common shares, 88,264 are currently in escrow to be released over time.

(8)

Of this amount, 163,333 represent currently exercisable stock options.

(9)

Of this amount, 33,333 represent currently exercisable stock options.

(10)

Of this amount, 23,333 represent currently exercisable stock options.

(11)

Of this amount, 23,333 represent currently exercisable stock options.

Based upon 49,413,561 common shares outstanding as of December 17, 2012, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor
Vancouver, British Columbia V6C 3B9.

On November 30, 2012, the shareholders' list for the Company's common shares showed 45 registered shareholders, including depositories, and 49,413,561 common shares issued and outstanding. Of the total registered shareholders, 5 are resident in Canada holding 33,507,857 common shares, or 67.8% of the total issued and outstanding; 36 shareholders are resident in the United States holding 12,105,704 of the common shares, or 24.5% of the issued and outstanding, and there are 4 registered shareholders resident in other nations holding 3,800,000 common shares, or 7.7% of the issued and outstanding common shares.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 9 lists as of December 17, 2012, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Ernesto Echavarria (1)	14,104,166	25,59%
Common	Frank R. Oakes (2)	5,646,097	11.07%
Common	Darrell Brookstein (3)	2,987,004	5.91%

(1)

Of this total, 5,683,333 represent common stock purchase warrants.

(2)

Of this amount, 585,171 are common shares owned by Dorothy Oakes, Mr. Oakes' spouse, of which 87,776 are currently in escrow to be released over time. 1,573,280 represent currently exercisable share purchase options. Of these common shares, 413,397 are currently in escrow.

(3)

Of this amount, 1,352,000 are common shares held by the Brookstein Family Trust, for which Darrell Brookstein serves as co-trustee. 1,114,666 represent currently exercisable stock options. Of these common shares, 122,221 are currently in escrow to be released over time.

Based upon 49,413,561 common shares outstanding as of December 17, 2012, share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During fiscal 2012, the Company paid $Nil (2011 - $Nil; 2010 - $40,500) to Darrell Brookstein, an officer and director, in consulting fees.

During fiscal 2012, the Company paid $59,944 (2011 - $26,398; 2010 - $Nil) in professional fees to Cross Davis & Company, an accounting firm for which Scott Davis, Chief Financial Officer, is a partner.

During fiscal 2012, the Company paid $Nil (2011 - $10,620; 2010 - $6,841) in professional fees to K. Beamish & Associates Inc., an accounting firm controlled by Kerry Beamish, a former officer.

During fiscal 2012, the Company paid $42,950 (2011 - $53,750; 2010 - $26,028) to Daniel Morse, an officer and director, in consulting fees.

During fiscal 2012, the Company paid $12,000 (2011 - $15,999; 2010 - $4,121) to Malcolm Gefter, a director, in consulting fees.

During fiscal 2012, the Company paid $Nil (2011 - $2,000; 2010 - $Nil) to Ben Catalano, a former director, in consulting fees.

During fiscal 2002, the Company entered into a royalty agreement with Frank Oakes, an officer and director. Under the agreement, Mr. Oakes assigned certain patent rights to the Company in exchange for 5% of gross receipts in excess of $500,000 annual from products using this invention. The Company's current operations utilize this invention. The royalties for the year ended August 31, 2012 were $Nil (2011 - $Nil; 2010 - $Nil).

As of August 31, 2012, the Company owed $4,107 (2011 - $26,034; 2010 - $15,750) to officers and directors for consulting fees and expense reimbursements.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditor's report of D+H Group LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Change to International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. The fiscal year ended August 31, 2012 is the Company's first reported under IFRS. Under the rules issued by the Securities and Exchange Commission, registrants are allowed to file their financial statements prepared under IFRS and are not required to provide a reconciliation to US GAAP.

Current Legal Proceedings

On August 27, 2008, the Company was notified by the California Regional Water Quality Control Board ("CRWQCB") through a Notice of Violations that it could be subject to minimum statutory penalties up to $69,000, for violations to its NPDES waste discharge permit dating from 2001. The Company contested this claim that it violated the terms of its waste discharge permit by written protest on the basis that the alleged violations were as a result of elevated constituent levels in the source water used in the Company's operations from a third party and not from Stellar's operations. The Company filed its written response in 2008 and requested that penalties, if any, be waived.  The CRWQCB issued a revised NPDES Waste Discharge Permit to the Company in 2009 which includes "intake credits" for the elevated constituent levels. The Company has not received any additional response from the Agency and no penalties have been assessed.

Other than the CRWQCB issue discussed above, the Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Significant Changes to Financial Condition

Since August 31, 2012, the end of the most recent fiscal year, the Company completed two private placements of its common shares.

Under the first private placement, the Company sold 4,000,000 common share units at a purchase price of CDN $0.25 per unit for gross proceeds of CDN $1,000,000. Each unit consists of one common share and one transferrable share purchase warrant, with each warrant entitling the holder to purchase one additional common share on or before October 25, 2015 at a purchase price of CDN $0.40 per share. The Company paid a finder's fee to Global Market Development LLC consisting of CDN $50,000 in cash and a non-transferrable option exercisable into 400,000 units in the capital of the Company on or before October 25, 2015 at a price of CDN $0.25 per unit, with each unit having the same terms as the units issued in the private placement.

Under the second private placement, the Company sold 1,998,400 common share units at a purchase price of CDN $0.25 per unit for gross proceeds of CDN $499,600. Each unit consists of one common share and one transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share on or before January 4, 2016 at a purchase price of CDN $0.40 per share. The Company paid finder's fees to Global Market Development LLC and Antaeus Capital, Inc. consisting of an aggregate of CDN $24,300 cash and non-transferrable options exercisable into 97,200 units in the capital of the Company on or before January 4, 2016 at a price of CDN $0.25 per unit, with each unit having the same terms as the units issued in the private placement.

Item 9.  Offer and Listing of Securities

As of August 31, 2012, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 45,413,561 Common Shares outstanding as of August 31, 2012 and 49,413,561 Common Shares issued and outstanding as of December 17, 2012.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “KLH” and, as of February 28, 2012, on the Frankfurt Stock Exchange under the symbol RBT.F. The CUSIP number is 85855A 10 4. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 10a lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending November 30, 2012;

•

each of the last twelve fiscal quarters ending the three months ended November 30, 2012; and

•

each of the last five fiscal years since the initiation of trading ending August 31, 2012.

The Company commenced trading on the TSX Venture Exchange under the name “CAG Capital Inc.” on Aug. 29, 2008. From June 18, 2009 until April 19, 2010, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per exchange Capital Pool Company regulations.

Table No. 10a

TSX Venture Exchange

Common Shares Trading Activity

- Sales-
Canadian Dollars
Period	High	Low	Close

November 2012	$ 0.29	$ 0.20	$ 0.25
October 2012	$ 0.31	$ 0.23	$ 0.25
September 2012	$ 0.38	$ 0.27	$ 0.28
August 2012	$ 0.40	$ 0.28	$ 0.34
July 2012	$ 0.40	$ 0.28	$ 0.38
June 2012	$ 0.36	$ 0.25	$ 0.29

Three Months Ended 11/30/12	$ 0.38	$ 0.20	$ 0.25
Three Months Ended 8/31/12	$ 0.40	$ 0.25	$ 0.34
Three Months Ended 5/31/11	$ 0.50	$ 0.25	$ 0.26
Three Months Ended 2/29/12	$ 0.57	$ 0.40	$ 0.47
Three Months Ended 11/30/11	$ 0.69	$ 0.29	$ 0.48
Three Months Ended 8/31/11	$ 0.68	$ 0.465	$ 0.55
Three Months Ended 5/31/11	$ 1.09	$ 0.57	$ 0.67
Three Months Ended 2/28/11	$ 1.50	$ 0.98	$ 1.00
Three Months Ended 11/30/10	$ 1.19	$ 0.31	$ 1.10
Three Months Ended 8/31/10	$ 0.35	$ 0.20	$ 0.32
Three Months Ended 5/31/10	$ 0.40	$ 0.19	$ 0.245
Three Months Ended 2/28/10	Suspended from Trading

Fiscal Year Ended 8/31/12	$ 0.69	$ 0.25	$ 0.34
Fiscal Year Ended 8/31/11	$ 1.50	$ 0.31	$ 0.55
Fiscal Year Ended 8/31/10	$ 1.19	$ 0.19	$ 0.32
Fiscal Year Ended 8/31/09	$ 0.24	$ 0.055	$ 0.11
Fiscal Year Ended 8/31/08	No Trades

Table No. 10b lists the volume of trading and high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading on February 28, 2012.

Table No. 10b

Frankfurt Stock Exchange

Common Shares Trading Activity

- Sales-
Euros
Period	High	Low	Close

November 2012	No Trades
October 2012	$ 0.21	$ 0.21	$ 0.21
September 2012	$ 0.25	$ 0.22	$ 0.25
August 2012	$ 0.33	$ 0.29	$ 0.33
July 2012	No Trades
June 2012	No Trades
May 2012	$ 0.29	$ 0.29	$ 0.29
April 2012	$ 0.38	$ 0.20	$ 0.37
March 2012	$ 0.32	$ 0.30	$ 0.32
February 2012	$ 0.40	$ 0.40	$ 0.40

Current Canadian Trading Market

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During the fiscal year ended August 31, 2010, 22,020,432 common shares were issued:

•

10,000,000 common shares were issued under the merger agreement between Stellar and Stellar CA.

•

In April 2010, the Company completed the private placement of 11,502,732 units at a price of CDN$0.28 per unit for gross proceeds of $3,209,262 (CDN$3,220,764). Each unit consists of one common share and one-half of a common share warrant, with each warrant exercisable into a common share at a price of CDN$0.40 on or before October 9, 2011. In addition, 35,000 units were issued to an agent under the same terms as the private placement. The Company also granted 1,208,165 agent warrants exercisable on or before October 9, 2011 at a price of CDN$0.28 and paid cash finder's fees of CDN$208,174.

•

222,500 common shares were issued pursuant to the exercise of warrants for proceeds of $12,875.

•

295,200 common shares were issued pursuant to the exercise of agent's warrants for proceeds of $28,133.

In addition to the share issuances above:

•

1,661,241 common shares were repurchased from a dissident shareholder of Stellar CA for an accrued payment of $120,803. These shares were cancelled and returned to treasury when settled during fiscal year August 31, 2011.

During the year ended August 31, 2011, a total of 14,695,140 common shares were issued:

•

In September 2010, the Company completed the private placement of 3,000,000 units at a price of CDN$0.35 for gross proceeds of $1,002,497 (CDN$1,050,000). Each unit consists of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of CDN$0.50 on or before March 28, 2012. In addition, agent's options to acquire 210,000 units were issued on the same terms of the private placement and are exercisable at a price of CDN$0.35 on or before March 28, 2012. Share issuance costs of $96,958 were paid in relation to the placement.

•

In November 2010, the Company completed the private placement of 6,213,000 units at a price of CDN$0.60 per unit for gross proceeds of $3,695,784 (CDN$3,727,800). Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of CDN$0.90 on or before November 14, 2011, and at CDN$1.15 per share if exercised from November 15, 2011 until on or before November 14, 2012. In addition, agent's options to acquire 345,600 units were issued under the same terms as the private placement and are exercisable at CDN$0.60 on or before November 14, 2012. Share issuance costs of $215,145 were paid in relation to the placement.

•

3,333,335 common shares were issued to officers, directors and employees pursuant to the Company's Performance Share Plan.

•

2,148,805 common shares were issued pursuant to the exercise of warrants for proceeds of $784,858.

During the year ended August 31, 2012, a total of 3,801,730 common shares were issued:

•

1,313,130 common shares were issued to non-director individuals pursuant to the Company's Performance Share Plan.

•

2,318,600 common shares were issued pursuant to the exercise of warrants for proceeds of $830,716.

•

170,000 common shares were issued pursuant to the exercise of options for proceeds of $46,494.

Subsequent to the fiscal 2012 year-end, the Company issued 5,998,400 common shares

In October 2012, the Company sold 4,000,000 common share units at a purchase price of CDN $0.25 per unit for gross proceeds of CDN $1,000,000. Each unit consists of one common share and one transferrable share purchase warrant, with each warrant entitling the holder to purchase one additional common share on or before October 25, 2015 at a purchase price of CDN $0.40 per share. The Company paid a finder's fee to Global Market Development LLC consisting of CDN $50,000 in cash and a non-transferrable option exercisable into 400,000 units in the capital of the Company on or before October 25, 2015 at a price of CDN $0.25 per unit, with each unit having the same terms as the units issued in the private placement.

In January 2013, the Company sold 1,998,400 common share units at a purchase price of CDN $0.25 per unit for gross proceeds of CDN $499,600. Each unit consists of one common share and one transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share on or before January 4, 2016 at a purchase price of CDN $0.40 per share. The Company paid finder's fees to Global Market Development LLC and Antaeus Capital, Inc. consisting of an aggregate of CDN $24,300 cash and non-transferrable options exercisable into 97,200 units in the capital of the Company on or before January 4, 2016 at a price of CDN $0.25 per unit, with each unit having the same terms as the units issued in the private placement.

Shares Issued for Assets Other Than Cash

During fiscal 2010, 10,000,000 common shares were issued under the merger agreement between Stellar and Stellar CA.

During fiscal 2011, a total of 3,333,335 common shares were issued to certain officers, employees, and consultants under the Company's Performance Share Plan.

During fiscal 2012, 1,313,130 common shares were issued to non-director individuals pursuant to the Company's Performance Share Plan.

Other than the common shares listed above, no common shares were issued for assets other than cash in the most recent three fiscal years.

ESCROW SHARES

Certain of the Company's common shares are subject to escrow agreements as follows:

Capital Pool Company (CPC) Escrow Agreement

Under an agreement between the Company and Computershare Investor Services as Escrow Agent dated April 29, 2011, 2,500,000 common shares held by insiders were held in escrow pursuant to the Company's original CPC listing agreement pursuant to the rules of the TSX Venture Exchange. Upon Exchange acceptance of the CPC Qualifying Transaction, the common shares are to be released under the following schedule:

Release Dates	Percentage of Total Escrowed Shares to be Released	Total Number of Escrowed Shares to be Released
Date of Final Exchange Bulletin	10%	250,000
6 months following Bulletin	1/6 of remaining escrow shares	375,000
12 months following Bulletin	1/5 of remaining escrow shares	375,000
18 months following Bulletin	1/4 of remaining escrow shares	375,000
24 months following Bulletin	1/3 of remaining escrow shares	375,000
30 months following Bulletin	1/2 of remaining escrow shares	375,000
36 months following Bulletin	all of remaining escrow shares	375,000

The final Exchange Bulletin was issued on April 16, 2010. As of December 17, 2012, 375,000 common shares remained in escrow under this agreement. Darrell Brookstein, current officer and director, had 625,000 common shares originally subject to the CPC escrow agreement. As of December 17, 2012, Mr. Brookstein had 93,750 remaining in escrow under the CPC Escrow Agreement.

Merger Escrow Agreement

Under a separate escrow agreement dated April 7, 2010 between the Company and Computershare Investor Services as Escrow Agent related to the merger agreement, 4,119,386 common shares owned by insiders (of the 10,000,000 issued to all shareholders of Stellar CA pursuant to the merger agreement) were held in escrow. Upon closing of the merger agreement, 10% of the common shares were released from escrow, with 15% released on every 6-month anniversary thereafter.

The insiders with common shares subject to the merger escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Current Number of Shares Remaining as of December 17, 2012

Frank R. Oakes	2,755,979	413,397
Daniel E. Morse	588,427	88,264
Dorothy Oakes	585,171	87,776
Darrell Brookstein	189,809	28,471
Total	4,119,386	617,908

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Officers, Directors, Employees and other Service Providers of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Fixed Share Option Plan (the "Plan") which was approved by the Board of Directors on September 4, 2009, and as amended December 13, 2011. The amended Plan was ratified by shareholders at the Company's Annual General and Special Meeting held on January 17, 2012. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 8,785,000.

The exercise price of an option will be set by the Board at the time such option is allocated under the Plan, and cannot be less than the Discounted Market Price as assigned by the policies on the TSX Venture Exchange. Where the exercise price of the stock option is based on a discounted market price, a four-month hold period will apply to all shares issued under each option, commencing from the date of grant.

An option granted under the Plan can be exercisable for a maximum of 10 years from the Effective Date. The exercise price of an option may be amended only if at least six months have elapsed since the later of the date of commencement of the term of the option, the date the common shares commenced trading on the TSX-V, and the date of the last amendment to the exercise price. An option must be outstanding for at least one year before the Company may extend its term. Unless otherwise determined by the Board of Directors, an option will terminate 365 days after an optionee ceases to be a director, officer, employee, or consultant of the Company or ceases to be employed to provide Investor Relations Activities to the Company. In the event of the death of an optionee, the option will only be exercisable within 12 months of such death but in any event no longer than the term of such option. All options are exercisable only by the Optionee to whom they are granted and will not be assignable or transferrable.

The Board of Directors has the discretion to set the vesting schedule for options granted. Currently, options granted under the Plan are subject to the following vesting schedule:

(a)

One-third shall vest immediately;

(b)

One-third shall vest 12 months from the Effective Date; and

(c)

One-third shall vest 18 months from the Effective Date.

A copy of the Plan as amended dated December 13, 2011 has been filed as an exhibit to the Company's 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of December 17, 2012, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Frank R. Oakes President and CEO	1,035,000 425,600 375,600	1,035,000 283,733 112,680	$0.28 0.65 0.42	April 9, 2017 August 8, 2018 April 13, 2019

Scott Davis Chief Financial Officer	50,000	16,667	$0.42	April 28, 2019

Darrell H. Brookstein Executive Vice-President	620,000 376,000 356,000	620,000 250,666 118,666	$0.28 0.65 0.42	April 9, 2017 August 8, 2018 April 13, 2019

Catherine Brisson Chief Pharmaceutical Officer	70,000 70,000 75,000	70,000 23,333 25,000	$0.64 0.40 0.37	October 25, 2017 December 22, 2018 August 9, 2019

Herbert Chow Chief Technology Officer	55,000 75,000 75,000 75,000	55,000 50,000 25,000 25,000	$0.25 0.65 0.42 0.37	May 17, 2017 August 8, 2018 April 13, 2019 August 9, 2019

John Sundsmo VP, Research and IP Management	70,000 70,000 70,000	70,000 46,666 23,333	$0.28 0.65 0.42	June 17, 2017 August 8, 2018 April 13, 2019

Daniel Morse, Ph.D. Director	280,000 120,500 120,500	280,000 80,333 40,166	$0.28 0.65 0.42	April 9, 2017 August 8, 2018 April 13, 2019

Malcolm Gefter, Ph.D. Director	70,000 70,000 70,000	70,000 46,666 23,333	$0.28 0.65 0.42	July 13, 2017 August 8, 2018 April 13, 2019

David L. Hill, Ph.D. Director	25,000 25,000	16,666 8,333	$0.65 0.42	August 8, 2018 April 13, 2019

Gregory Baxter Director	70,000	23,333	$0.37	August 16, 2019

Mayank (Mike) Sampat Director	70,000	23,333	$0.37	August 16, 2019

Employees/Consultants	346,667 20,000 60,000 23,333 167,500 5,000 10,000 5,000 187,500 90,000 10,000 250,000 75,000	346,667 20,000 60,000 23,333 111,666 3,333 3,333 1,666 62,500 30,000 3,333 83,333 25,000	$0.28 0.28 1.00 1.00 0.65 0.50 0.40 0.42 0.42 0.29 0.37 0.25 0.25

April 9, 2017

June 28, 2017

February 10, 2018

March 8, 2018

August 8, 2018

September 26, 2018

December 22, 2018

February 18, 2019

April 13, 2019

June 18, 2019

August 16, 2019

October 23, 2015

October 23, 2019

Total Officers and Directors	4,864,200	3,462,907

Total Employees/ Consultants	1,250,000	774,164

Total Officers/Directors/ Employees and Consultants	6,114,200	4,237,071

Common Stock Warrants

Table No. 12 lists, as of December 17, 2012, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

1,500,000	CDN$0.50	March 28, 2013
6,153,000	CDN$0.71	November 14, 2013*
4,400,000	CDN$0.40	October 25, 2015
TOTAL 12,053,000

*

Effective November 5, 2012, the Company extended the expiration date of these warrants from November 14, 2012 to November 14, 2013 and amended the exercise price to $0.71 from CDN $1.15.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

Stellar Biotechnologies, Inc. was incorporated on June 12, 2007 in Canada under the Canada Business Corporations Act under the name China Growth Capital Inc. The Company was originally classified as a Capital Pool Corporation ("CPC") and changed its name to CAG Capital Inc. ("CAG") on April 15, 2008. On November 25, 2009, the Company was continued into British Columbia under the British Columbia Business Corporations Act (the "Act").  On April 7, 2010, the Company changed its name to Stellar Biotechnologies Inc. and completed its qualifying transaction through a reverse merger transaction with Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles any director or senior officer that has a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Part 16 of the Company’s articles address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At every annual general meeting and in every unanimous resolution contemplated by Part 10.2 of the Articles:

a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

b)

all the directors cease to hold office immediately before the election or appointment of directors, but are eligible for re-election or re-appointment.

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by shareholders. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason. If the director performs any processional or other service for the Company that is in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Part 21 deals with indemnification and payment of expenses of eligible parties, which are defined as:

a)

is or was a director, alternate director or officer in the Company;

b)

is or was a director, alternate director or officer of another corporation

(i)

at a time when the corporation is or was an affiliate of the Company; or

(ii)

at the request of the Company; or

c)

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity; and includes, except in the definition of "eligible proceeding" and under the Act, the heirs and personal or other legal representatives of that individual.

Subject to the Act, the Company must indemnify each eligible party and the heirs and legal personal representatives of each eligible party against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against all eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company. Subject to the Act, the failure of any eligible party of the Company to comply with the Act or the Company Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 21.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number of common shares without par value.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder.

Subject to the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of Part 9.1(c) or 9.1(f):

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or full paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of the unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or change any translation of that name.

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) at such time and place as may be determined by the Directors. The Directors may, at any time, call a meeting of shareholders.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to the Company's 20-F Registration Statement.

Shareholder Rights Plan

The Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") on December 13, 2011. The Plan was approved by the TSX Venture Exchange and shareholders at the Annual General and Special Meeting held on January 17, 2012.

The Rights Plan is intended to provide for the fair treatment of Shareholders in connection with any take-over bid for the Company and is designed to provide the Board and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure. Furthermore, the Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

Purpose of the Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid for the Company. Take-over bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time that may be insufficient for the directors to:

(i)

evaluate a take-over bid (particularly if it includes share or trust unit consideration);

(ii)

explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize Shareholder value; and

(iii)

make reasoned recommendations to the Shareholders.

The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Board time if, under the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding Common Shares. As set forth below, the Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully informed basis.

The Rights Plan is not being proposed to prevent a take-over of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares.

Term

The Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of the Company’s annual meeting of Shareholders in 2014 unless the term of the Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Rights Plan provides that one right (a “Right”) will be issued by the Company pursuant to the Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”) on the Effective Date. “Voting Shares” include the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Plan. As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Common Share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.

the first date of public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has a “Permitted Bid” or a “Competing Permitted Bid” (as defined below); (i) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Plan; or (ii) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis;

2.

the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Voting Shares; and

3.

the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person become an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a take-over bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

•

the take-over bid must be made by means of a take-over bid circular;

•

the take-over bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

•

no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•

no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days following the date of the take-over bid;

•

Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror makes a public announcement of that fact and the take-over bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a Competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

1.

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

2.

the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the other take-over bid or transaction would, if successful, result in all of the Shareholder’s Voting Shares being purchased under the other take-over bid or transaction;

3.

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender Voting Shares to the Lock-Up Bid; and

4.

any right to match a period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price contained in another take-over bid or transaction, or other similar limitation on a Shareholder’s right to withdraw Voting Shares from the agreement, must not preclude the Shareholder from withdrawing Voting Shares from the Lock-up Bid in order to tender Voting Shares to another take-over bid or to support another transaction that in either case will provide greater value to the Shareholder than the Lock-up Bid or which would result in all of the Shareholder’s Voting Shares being purchased.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Protection against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Shares, pro rata distributions to holders of Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Duties of the Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Rights Plan.

Voting Requirements

The approval of the Rights Plan must be confirmed by a majority of the votes cast by Shareholders in person or by proxy at the Meeting. The Company is not aware of any Shareholder who will be ineligible to vote on the approval of the Rights Plan at the Meeting.

A copy of this Rights Plan has been filed as an exhibit to the Company's 20-F Registration Statement.

Material Contracts

1.

Under an agreement dated August 14, 2002 between the Company and Frank Oakes, Mr. Oakes agreed to assign certain patent rights to the Company in exchange for 5% of gross receipts in excess of $500,000 annually from products using this invention. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

2.

Pursuant to an employment agreement dated October 21, 2009 between the Company and Frank Oakes, Frank Oakes was retained to act as President and Chief Executive Officer of Stellar, effective January 1, 2010, at an annual salary of $100,000. Benefits also include two weeks vacation and optional coverage under the Company’s group health plan. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

3.

Pursuant to a consulting agreement dated August 15, 2004 between the Company and Daniel E. Morse, Daniel Morse agreed to provide consulting services to the Company from time to time as specified by Stellar. Stellar agrees to pay Dr. Morse $3,945.42 per month for his services, and the agreement shall remain in full force and effect until notice of intent to terminate is given by either party, which many be given by either party at any time. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

4.

Pursuant to an employment agreement dated October 21, 2009 between the Company and Daniel E. Morse, Daniel Morse was retained to act as Executive Vice President, Science and Technology of Stellar, effective January 1, 2010 at an annual salary of $100,000. Benefits also include two weeks vacation and optional coverage under the Company’s group health plan. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

5.

Pursuant to a service agreement dated January 1, 2012 between the Company and Daniel E. Morse, Daniel Morse agreed to act as a member of the Company's Scientific Advisory Board. In consideration for his services he is to be paid an annual fee of $4,000 per year of service, payable quarterly. In addition, Dr. Morse is to receive stock options to purchase 50,000 common shares effective immediately, with additional stock options to purchase 50,000 common shares at the anniversary of each successive term of service, for two subsequent years. All stock options are subject to the Company’s Non-Qualified Stock Option Agreement. The Service Agreement is for a term of one year, renewable automatically for one-year periods for up to three years, with a right to termination by either party without cause upon thirty day’s written notice. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

6.

Pursuant to an employment agreement dated January 8, 2010 between the Company and Darrell Brookstein, Darrell Brookstein was retained to act as Executive Vice – President, Financial and Business Development at an annual salary of $135,000. Benefits also include two weeks vacation and optional coverage under the Company’s group health plan. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

7.

Pursuant to a consulting agreement dated July 10, 2009 between the Company and Darrell Brookstein, Darrell Brookstein is to be paid a fee of US$7,000 for each one month period of service until September 10, 2009, increasing to US$10,000 per month thereafter. The consulting agreement is for an initial term of six months, renewable at the mutual agreement of both parties. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

8.

Pursuant to a service agreement between the Company and Malcolm Gefter dated June 15, 2010, Mr. Gefter, a Director of the Company, was appointed as a member of the Advisory Board to assist the Company in evaluation of its research and development and business activities. In consideration for his services Mr. Gefter is to be paid an annual fee of $4,000 per year of service, payable quarterly. In addition, Mr. Gefter is to receive stock options to purchase 50,000 common shares effective immediately, with additional stock options to purchase 50,000 common shares at the anniversary of each successive term of service, for two subsequent years. All stock options are subject to the Company’s Fixed Share Option Plan and the policies of the TSXV. The Service Agreement is for a term of one year, renewable automatically for one-year periods for up to three years, with a right to termination by either party without cause upon thirty day’s written notice. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

9.

Pursuant to a consulting agreement between the Company and Malcolm Gefter dated June 15, 2010, Mr. Gefter will receive an annual retainer of US $12,000 per year of service, payable in twelve monthly installments, plus an hourly fee of US$300 for services in excess of his role as Advisory Board Member. Pursuant to the terms of the Consulting Agreement, Mr. Gefter will also receive stock options to purchase 20,000 common shares effective immediately, with subsequent grants of 20,000 stock options at the anniversary date of each successive term. The Consulting Agreement is for a term of one year, renewable automatically for additional one-year periods for up to three years, with a right to termination by either party without cause upon thirty day’s written notice. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

10.

Under two sublease agreements between the Company and the Port Hueneme Surplus Property Authority and a lease agreement between the Company and Beachport Center, the Company leases three buildings and facilities in Port Hueneme, California. The combined monthly base rents total $7,071 effective November 1, 2010, for a term of 5 years with rents adjusted by the CPI index every November 1st. The Company has an option to extend the lease for an additional five years. Copies of these lease agreements have been filed as exhibits to the Company's Form 20-F Registration Statement.

11.

Under a promissory note agreement between the Company and Frank Oakes dated September 9, 2009, Mr. Oakes agreed to loan the Company the sum of $15,000. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement.

12.

Under a supply agreement between the Company and Neovacs S.A. effective January 1, 2008, the Company agreed to provide Neovacs with subunit KLH for use in vaccines. The initial term was through January 1, 2010 and automatically renews annually unless terminated with notice. The Company has requested confidential treatment for certain portions of this exhibit.  A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement.

13.

Under a second supply agreement between the Company and Neovacs S.A. effective January 1, 2008, the Company agreed to provide Neovacs with KLH raw material for use in vaccines. The initial term was through January 1, 2010 and automatically renews annually unless terminated with notice. The Company has requested confidential treatment for certain portions of this exhibit.  A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement.

14.

Under an agreement dated August 27, 2009 between the Company and Bayer Innovation GmbH ("Bayer"), the Companies entered into a research collaboration agreement which included two non-recurring payments of $250,000 from Bayer to access the Company's information on suKLH, including manufacturing methods and analytical data, in order to demonstrate the feasibility of improving process yields. The research collaboration agreement terminated August 31, 2011 and there are no further milestone payments. The agreement also includes a payment of $200,000 from the Company to Bayer for a license fee on the improved suKLH production method. The licensing rights do not have a fixed term or termination provisions. The Company has requested confidential treatment for certain portions of this exhibit.  A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement.

15.

Under an agreement dated May 17, 2011 between the Company and SAFC, a division of Sigma-Aldrich, SAFC will purchase certain KLH products from the Company for processing and resale by SAFC to its customers. The initial term is through June 23, 2013 and then extends for an additional one-year term with written agreement. The Company has requested confidential treatment for certain portions of this exhibit.  A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement.

16.

Under an agreement between the Company and Life Diagnostics effective October 18, 2011 the Company engaged Life Diagnostics to manufacture Stellar-brand KLH test kits. The initial term is through October 18, 2015 and automatically renews for 24-month periods unless terminated with notice. The Company has requested confidential treatment for certain portions of this exhibit.  A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Stellar on the right of foreigners to hold or vote securities of Stellar, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

TAXATION

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at August 31, 2012 and 2010 were D+H Group LLP, Chartered Accountants. Their audit report is included with the related financial statements included in this Annual Report.

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s United States offices located at 332 E. Scott Street, Port Hueneme, California, 93041.

Item 11.  Disclosures about Market Risk

The Company conducts a portion of its business with companies located outside the United States, and may be subject to foreign currency fluctuations. The Company does not currently conduct any hedging or other active strategies to reduce or mitigate these risks, as management has determined there is limited sensitivity to foreign exchange rates and pose limited risks to the Company's operations and overall financial condition.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of August 31, 2012. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2012, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2012.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company had identified Mike Sampat as the Company's Audit Committee Financial Expert. Mr. Sampat is the Chairman of the Company's audit committee and has extensive financial experience He received an MBA in Finance from Mercer University and has served in several financial positions with other companies, including several years as Chief Financial Officer for a medical equipment manufacturer. Mr. Sampat is considered to be "independent" as defined pursuant to the rules of the NYSE MKT Stock Exchange.

Item 16B.  Code of Ethics

The Company  has not adopted a formal written code of ethics. The Board of Directors expects that fiduciary duties placed on individual directors by the British Columbia Business Corporations Act, the rules of the TSX Venture Exchange, and the common law, as well as provisions under corporate legislation for required disclosures by directors and senior officers to the Company of transactions with the Company in which they may have an interest and of any other conflicts of duties and interests, are sufficient to ensure that these persons conduct themselves in the best interests of the Company.

Item 16C.  Principal Accountant Fees and Services

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by the Company's auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of the auditor for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by D+H Group LLP are included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2012	Fiscal Year 2011

Audit Fees	$ 75,531	$ 59,425
Audit Related Fees	21,960	-
Tax Fees	4,694	-
All Other Fees	16,994	-
Total	$ 119,179	$ 59,425

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in United States Dollars ($) and are prepared in accordance with International Financial Reporting Standards for the years ended August 31, 2012 and 2011. The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The auditor's report of D+H Group LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The auditor's report of D+H Group LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report of D+H Group LLP, dated December 17, 2012.

Consolidated Statements of Financial Position at August 31, 2012, August 31, 2011, and September 1, 2010.

Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2012 and 2011.

Consolidated Statements of Cash Flows for the years ended August 31, 2012 and 2011.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

a)

Certificate of Incorporation dated June 12, 2007

b)

Certificate of Amendment dated April 15, 2008.

c)

Certificate of Continuation (British Columbia) dated November 5, 2009.

d)

Certificate and Articles of Incorporation of Stellar CA dated September 13, 1999.

e)

Certificate of Amendment for Stellar CA dated October 1, 2001.

f)

Certificate of Name Change dated April 7, 2010.

g)

Notice of Articles dated April 7, 2009.

h)

Articles effective November 20, 2009.

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

1)*

Patent Assignment Agreement between the Company and Frank Oakes dated August 14, 2002.

2)*

Employment Agreement between the Company and Frank Oakes dated October 21, 2009.

3)*

Consulting Agreement between the Company and Daniel E. Morse dated August 15, 2004.

4)*

Employment Agreement between the Company and Daniel E. Morse dated October 21, 2009.

5)*

Service Agreement between the Company and Daniel E. Morse dated January 1, 2012.

6)*

Employment Agreement between the Company and Darrell Brookstein dated January 8, 2010.

7)*

Consulting Agreement between the Company and Darrell Brookstein dated July 10, 2009.

8)*

Service Agreement between the Company and Malcolm Gefter dated June 15, 2010.

9)*

Consulting Agreement between the Company and Malcolm Gefter dated June 15, 2010.

10)*

Sublease Agreement between the Company and the Port Hueneme Surplus Property Authority dated October 2, 2000.

11)*

Sublease Agreement between the Company and the Port Hueneme Surplus Property Authority dated March 21, 2005.

12)*

Lease Agreement between the Company and Beachport Center dated March 29, 2011.

13)*

Promissory Note between the Company and Frank Oakes dated September 9, 2009.

14)#

Supply agreement between the Company and Neovacs S.A. for subunit KLH effective January 1, 2008.

15)#

Supply agreement between the Company and Neovacs S.A. for KLH raw material effective January 1, 2008.

16)#

Research collaboration agreement between the Company and Bayer Innovation GmbH dated August 28, 2009.

17)#

Agreement for marketing and sale of chemicals between SAFC and the Company dated May 17, 2011.

18)#

Agreement between the Company and Life Diagnostics effective October 18, 2011 for the manufacture of Stellar-brand KLH test kits.

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries

•

Stellar Biotechnologies Inc. ("Stellar CA") incorporated in California on September 9, 1999.

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.

Other Documents

a)

Consent of D+H Group LLP, Chartered Accountants, dated July 3, 2012 *

b)

Copy of Share Option Plan as Amended December 13, 2011 *

c)

Shareholder's Rights Plan dated December 13, 2011. *

d)

Performance Share Plan dated April 9, 2010 *

e)

CPC Escrow Agreement dated April 29, 2008 *.

f)

Escrow Agreement dated April 7, 2010. *

g)

Notice of Annual General Meeting scheduled for January 17, 2012 *

h)

Copy of Management Information Circular for the Annual General Meeting of Shareholders dated December 17, 2011 *

i)

Form of Proxy for the Annual General Meeting of Shareholders to be held on January 17, 2012. *

*

Filed with the Company's 20-F Registration Statement on February 3, 2012.

#

Redacted copies were been filed as exhibits to the Company amended 20-F registration statement. Original copies have been filed with the Commission separately pursuant to a request for confidential treatment.

Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(In US Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Stellar Biotechnologies, Inc.

We have audited the accompanying consolidated financial statements of Stellar Biotechnologies, Inc., which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of loss and comprehensive loss, statements of cash flows and statements of changes in equity for the years ended August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stellar Biotechnologies, Inc. as at August 31, 2012, August 31, 2011 and September 1, 2010, and its financial performance and its cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Stellar Biotechnologies, Inc.’s ability to continue as a going concern.

“D&H Group LLP”

Vancouver, B.C.

December 17, 2012

Chartered Accountants

Stellar Biotechnologies, Inc

Consolidated Statements of Financial Position

(Expressed in US Dollars)

	August 31, 2012	August 31, 2011	September 1, 2010
		(Note 16)	(Note 16)
Assets:

Current assets:
Cash and cash equivalents	$ 998,998	$ 4,145,492	$ 2,003,296
Amounts receivable (Note 4)	16,924	39,021	568,495
Prepaid expenses	32,228	36,604	22,940
Total current assets	1,048,150	4,221,117	2,594,731
Noncurrent assets:
Property, plant and equipment (Note 5)	332,990	338,224	89,577
Licensing rights (Note 6)	145,238	173,810	200,000
Deposits	17,500	17,500	8,766
Total noncurrent assets	495,728	529,534	298,343
Total Assets	$ 1,543,878	$ 4,750,651	$ 2,893,074

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$ 434,654	$ 159,137	$ 420,610
Deferred revenue	127,477	-	-
Total current liabilities	562,131	159,137	420,610

Long-term liabilities
Warrant liability (Note 8)	130,137	1,527,374	797,310
Total Liabilities	692,268	1,686,511	1,217,920

Shareholders’ Equity:
Share capital (Note 8)	8,016,895	6,541,810	2,364,254
Shares to be issued (Note 8)	1,493,637	651,000	465,000
Share-based payment reserve (Note 8)	1,658,591	992,147	369,438
Deficit	(10,317,513)	(5,120,817)	(1,523,538)
Total shareholders’ equity	851,610	3,064,140	1,675,154
Total Liabilities and Shareholders’ Equity	$ 1,543,878	$ 4,750,651	$ 2,893,074

Nature of Operations and Going Concern (Note 1)

Commitments (Note 7)

Events After the Reporting Period (Note 14)

These consolidated financial statements were approved for issuance by the Board of Directors on December 17, 2012 an are signed on its behalf by:

Director	Signed: “Frank Oakes”

Director	Signed: “Mayank Sampat”

The accompanying notes are an integral part of these consolidated financial statements

Stellar Biotechnologies, Inc

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

	Years Ended
	August 31, 2012	August 31, 2011
		(Note 16)
Revenues:
Contract income	$ 60,000	$ 60,000
Commercial sales	131,825	18,988
Grant revenue	94,229	618,199
	286,054	697,187

Cost of Production, Aquaculture and Grants:
Costs of production and aquaculture	342,358	413,397
Grant costs	94,043	595,686
	436,401	1,009,083
Gross Margin (Loss)	(150,347)	(311,896)

Expenses:
Salaries, wages and benefits	1,152,320	797,263
Research and development	1,825,585	825,887
Legal, consulting and professional services	602,865	363,753
Share-based payments (Note 8)	1,916,531	1,738,709
General and administration	801,259	747,883
Amortization and depreciation	112,144	87,325
Allocation of expenses to grant costs	(38,371)	(41,170)
	6,372,333	4,519,650

Other Income:
Loss recovery (Note 10)	105,000	-
Foreign exchange gain (loss)	10,091	3,333
Change in fair value of warrant liability (Note 8)	1,206,812	1,220,437
Interest income	4,881	11,297
	1,326,784	1,235,067

Loss Before Income Tax	(5,195,896)	(3,596,479)
Income tax expense (Note 11)	800	800
Loss and Comprehensive Loss for the Year	$ (5,196,696)	$ (3,597,279)

Loss per common share –basic and diluted	$ (0.12)	$ (0.09)
Weighted average number of common shares outstanding	43,775,766	38,087,574

The accompanying notes are an integral part of these consolidated financial statements

Stellar Biotechnologies, Inc

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Years Ended
	August 31, 2012	August 31, 2011
		(Note 16)
Cash Flows From (Used In) Operating Activities:
Loss for the year	$ (5,196,696)	$ (3,597,279)

Items not affecting cash:
Amortization and depreciation	112,144	87,325
Share-based payments	1,916,531	1,738,709
Foreign exchange (gain) loss	(12,539)	(4,559)
Change in fair value of warrant liability	(1,206,812)	(1,220,437)

Changes in non-cash working capital items:
Amounts receivable	32,188	532,807
Prepaid expenses	4,376	(13,664)
Accounts payable and accrued liabilities	275,517	(140,670)
Deferred revenue	127,477	-
Net cash used in operating activities	(3,947,814)	(2,617,768)

Cash Flows From (Used In) Financing Activities:
Proceeds from exercise of warrants and options	877,210	784,858
Share subscription proceeds	-	4,729,524
Share issuance costs	-	(312,103)
Repurchase dissenting shareholder shares	-	(125,025)
Payment of deposits	-	(8,734)
Net cash provided by financing activities	877,210	5,068,520

Cash Flows From (Used In) Investing Activities:
Acquisition of property, plant and equipment	(78,338)	(309,782)
Net cash used in investing activities	(78,338)	(309,782)
Effect of exchange rate changes on cash and cash equivalents	2,448	1,226

Net change in cash and cash equivalents	(3,146,494)	2,142,196

Cash and cash equivalents – beginning of year	4,145,492	2,003,296

Cash and cash equivalents – end of year	$ 998,998	$ 4,145,492

Cash (demand deposits)	$ 674,704	$ 3,226,553
Cash equivalents	324,294	918,939
Cash and cash equivalents	$ 998,998	$ 4,145,492

Supplemental disclosure of non-cash transactions (Note 12)

The accompanying notes are an integral part of these consolidated financial statements

Stellar Biotechnologies, Inc

Consolidated Statements of Changes in Equity

(Expressed in US Dollars)

	Number of Shares	Share Capital	Shares to be issued	Share-based Payment Reserve	Deficit	Total

Balance – September 1, 2010	26,916,691	$ 2,364,254	$ 465,000	$ 369,438	$ (1,523,538)	$1,675,154

Private placements, net of issuance costs	9,213,000	1,137,103	-	-	-	1,137,103
Performance shares to be issued	-	-	1,116,000			1,116,000
Issuance of performance shares	3,333,335	930,000	(930,000)	-	-	-
Proceeds from exercise of warrants	2,148,805	784,858	-	-	-	784,858
Transfer to share capital on exercise of warrants	-	1,329,817	-	-	-	1,329,817
Final settlement of dissenting shareholder	-	(4,222)	-	-	-	(4,222)
Share-based payments	-	-	-	622,709	-	622,709
Loss for the year	-	-	-	-	(3,597,279)	(3,597,279)
Balance – August 31, 2011 (Note 16)	41,611,831	$ 6,541,810	$ 651,000	$ 992,147	$ (5,120,817)	$3,064,140

Performance shares to be issued	-	-	1,209,000	-	-	1,209,000
Issuance of performance shares	1,313,130	366,363	(366,363)	-	-	-
Proceeds from exercise of warrants	2,318,600	830,716	-	-	-	830,716
Transfer to share capital on exercise of warrants	-	190,425	-	-	-	190,425
Proceeds from exercise of options	170,000	46,494	-	-	-	46,494
Transfer to share capital on exercise of options	-	41,087	-	(41,087)	-	-
Share-based payments	-	-	-	707,531	-	707,531
Loss for the year	-	-	-	-	(5,196,696)	(5,196,696)
Balance – August 31, 2012	45,413,561	$ 8,016,895	$ 1,493,637	$ 1,658,591	$(10,317,513)	$ 851,610

The accompanying notes are an integral part of these consolidated financial statements

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

1.

Nature of Operations and Going Concern

Stellar Biotechnologies, Inc. (“the Company”, formerly CAG Capital Inc.) is listed on the TSX Venture Exchange (‘the Exchange”) as a Tier 2 issuer under the trading symbol KLH since April 19, 2010 (formerly under CAG.P) and in the US under the trading symbol SBOTF as of April 4, 2012.

On April 7, 2010, the Company changed its name to Stellar Biotechnologies, Inc.  On April 12, 2010, the Company completed a reverse merger transaction with Stellar Biotechnologies, Inc. (“Stellar CA”) which is incorporated under the laws of the State of California, USA. The Company’s head office is 332 E. Scott Street, Port Hueneme, California, 93041, USA, and the registered and records office is 401 – 1231 Barclay Street, Vancouver, BC, V6E 1H5, Canada.

The Company’s business is to commercially produce and market Keyhole Limpet Hemocyanin (“KLH”) as well as to develop new technology related to culture and production of KLH and subunit KLH (“suKLH”) formulations.  The Company markets KLH and suKLH formulations to customers in the United States and Europe.

The Company has received grants for the development of new technology from the National Institutes of Health, National Cancer Institute (“NIH”), the National Science Foundation (“NSF”) including grants under its Technology Enhancement for Commercial Partnerships (“TECP”) program, and Internal Revenue Service (“IRS”) qualifying therapeutic discovery project grants.

The accompanying financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the year ended August 31, 2012, the Company reported a loss of $5,196,696 (2011 - $3,597,279), an accumulated deficit of $10,317,513 (August 31, 2011 - $5,120,817; September 1, 2010 - $1,523,538) and working capital of $486,019 (August 31, 2011 - $4,061,980: September 1, 2010 - $2,174,121).

In the past, operations of the Company have primarily been funded by the issuance of common shares, exercise of warrants, grant revenues, contract income, and commercial sales.  As at August 31, 2012, the Company has remaining revenues available under the NSF SBIR Phase IIB grant program of approximately $446,000. Subsequent to August 31, 2012, the Company closed a private placement with gross proceeds of $1,000,000.  Another private placement with gross proceeds of $500,000 is in process.  However, additional financial resources are needed to support the Company’s initiatives at the current level.   Ongoing effort is placed by management on expanding the customer base for existing marketed products, reducing operating costs, and the Company is continuing to seek additional financing alternatives, including nondilutive financing through grants, collaboration and licensing arrangements, and additional equity financing.  The Company’s ability to increase its revenues or raise additional capital to generate sufficient cash flows to continue as a going concern is subject to risks which are beyond management’s control. There can be no assurance that such financing can be obtained on a timely basis or on favorable terms.

Without raising additional financial resources or achieving profitable operations, there is substantial doubt about the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.  Such adjustments could be material.

The consolidated financial statements of the Company are presented in US dollars, unless otherwise stated, which is the presentation currency.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

2.

Basis of Presentation and Adoption of IFRS

Adoption of International Financial Reporting Standards and Statement of Compliance

These are the Company’s first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).  The Company has applied First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) on the transition from previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS and the impact of the transition is explained in Note 16, including the effects of the transition to IFRS on the Company’s financial position, equity, comprehensive loss and cash flows.

Subject to the application of the transition elections described in Note 16, the accounting policies applied in these consolidated financial statements and described below, have been applied consistently to all periods presented, including the opening statement of financial position as at September 1, 2010 (the Company’s “Transition Date”), except where the Company applied certain exemptions upon transition to IFRS.

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.

Significant Accounting Policies

a)

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with IFRS and include the accounts of the Company and its wholly-owned subsidiary Stellar Biotechnologies, Inc. (“Stellar CA”).  Intercompany balances and transactions are eliminated on consolidation.

b)

Critical Judgements and Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts  of such  estimates are pervasive throughout the consolidated financial statements,

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

and may require accounting adjustments based on future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgements

The following are critical judgements that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

1)

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgements or assessments made by management.

2)

Management is required to assess the functional currency of each entity of the Company.  In concluding that the US dollar is the functional currency of the parent and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

3)

Management is required to assess impairment in respect of licensing rights and property, plant and equipment.  The triggering events are defined in IAS 36.  In making the assessment, management is required to make judgements about whether there is any indication that an asset may be impaired.  Management has determined that there were no indications of impairment and as such, no impairment estimates were performed.

4)

Research is recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38 Intangible Assets.   Management is required to make judgements about whether the activities are in the research or development phase and judgements about the existence of a market for the output of the intangible asset.  Management performed an assessment of separately acquired development costs of a new product and determined that the Company cannot yet demonstrate the future economic benefits in order to capitalize and defer these development costs.  All other research and development costs were assessed by management as being in the research phase and were expensed.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next fiscal year:

1)

Warrants issued with exercise prices denominated in a currency other than the Company’s functional currency meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the consolidated statements of loss and comprehensive loss. The fair value of the warrants is estimated using the Black-Scholes option pricing model at the end of each reporting period. Such estimates are subject to change each period and the differences will affect the warrant liability provision in the period in which the estimate is made.

2)

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional  liability or a  decrease in tax benefits  could result  from audits by taxing authorities.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

3)

Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation/amortization rates.  Should the asset life or depreciation/amortization rate differ from the initial estimate, an adjustment would be made in the consolidated statements of loss and comprehensive loss.

c)

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with financial institutions, money market accounts, and highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

d)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation is recorded on the straight-line method based on the following rates which approximate the useful life of the assets:

Aquaculture system	10-20%
Tools and equipment	20%
Leasehold improvements	10-14%
Laboratory	10-20%
Computer and office equipment	20%
Vehicles	20%

Maintenance and repairs are charged to operations as incurred.

e)

Impairment of Long-Lived Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

f)

Financial Instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized costs using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss.

Available for sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company has classified its financial assets as follows:

•

Cash and cash equivalents are classified as FVTPL.

•

Amounts receivable are classified as loans and receivables.

Financial liabilities

All financial liabilities are initially recorded at fair value.  Financial liabilities are classified into one of the following two categories:

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

Fair value through profit or loss (“FVTPL”)

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Warrants which do not meet the criteria to be classified as an equity instrument are classified as fair value through profit or loss financial liabilities.

Other financial liabilities

Financial liabilities classified as other financial liabilities are measured at amortized cost.

The Company has classified its financial liabilities as follows:

•

Accounts payable is classified as other financial liabilities.

•

Warrant liability is classified as FVTPL.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the assets have been impacted.

For all financial assets objective evidence of impairment could include:

•

significant financial difficulty of the issuer or counterparty; or

•

default or delinquency in interest or principal payments; or

•

it becoming probable that the borrower will enter bankruptcy or financial re-organization.

g)

Revenue Recognition

Commercial Sales

The Company recognizes commercial sales revenue when KLH product is delivered assuming there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability is reasonably assured.  In limited circumstance, the Company retains ownership until the product is received and inspected by the customer; revenue is recognized upon satisfaction of these conditions.  The Company documents arrangements with customers with purchase orders and sales agreements.

Commercial sales revenue includes sales made under supply agreements with customers for a fixed price per gram of KLH products based on quantities ordered, including those produced from the customer’s dedicated limpet colonies.  The supply agreements are on a non-exclusive basis except within that customer’s field of use.

Grants

The Company has taken the income approach to recognizing grant revenue.  The Company recognizes grant revenue when there is reasonable assurance that the Company will comply with the conditions attached, the benefits have been earned and it is reasonably assured of collection.  An appropriate amount

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the grant requirements.  Grant advances received prior to revenue recognition are recorded as deferred revenue.

Contract income

Contract income is recognized when reasonable assurance exists regarding measurement and collectability. An appropriate amount in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the contract requirements.

Contract income is earned on both the initial set up fee for establishment of limpet colonies dedicated to meet the needs of the customer and monthly fees to maintain those dedicated limpet colonies.   The Company also has the right to use raw material produced from dedicated limpet colonies at no cost with prior written consent.

h)

Research and Development

The Company is involved in research and development.  Research costs, including materials and salaries of employees directly involved in research efforts, are expensed as incurred. Development costs are expensed in the period incurred, unless they meet criteria for technical, market and financial feasibility, in which case they are deferred and amortized over the estimated life of related products.  Research and development expenses are shown as a separate line item on the consolidated statements of loss and comprehensive loss.   As at August 31, 2012, the Company had no deferred development costs.

i)

Share-Based Payments

The Company grants share options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

For employees, the fair value of share options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period using graded vesting. Consideration paid for the shares on the exercise of share options is credited to share capital and the related share-based compensation is reclassified from the share-based payment reserve to share capital. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods and services rendered.

j)

Foreign Exchange

Items included in the financial statements of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the parent and its subsidiary is the US dollar.

Transactions in currencies other than the US dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies  are  translated  at  the period  end exchange  rate while  non-monetary assets  and  liabilities  are

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

k)

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will be probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

l)

Loss Per Share

Basic earnings (loss) per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

New Accounting Standards, Amendments and Interpretations Issued but Not Yet Adopted

The following is an overview of accounting standard changes that the Company will be required to adopt in future years. The Company does not expect to adopt any of these standards before their effective dates. The Company continues to evaluate the impact of these standards on its accounting policies and consolidated financial statements.

•

IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 measures financial assets, after initial recognition, at either amortized cost or fair value.   Existing IAS 39 classifies financial  assets  into  four  measurement categories.  The standard is effective for annual periods beginning on or after January 1, 2015.  In the year of adoption, the Company is required to provide additional disclosures relating to the reclassified financial assets and liabilities.  The Company may, but is not required to, apply the standard retroactively.  In and after the year of adoption, certain disclosures relating to financial assets will change to conform to the new categories.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

3.

Significant Accounting Policies (continued)

•

IFRS 10 - Consolidated Financial Statements. IFRS 10 defines a single concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted, provided IFRS 11, IFRS 12 and IAS 28 (as amended in 2011) are applied at the same time.  This standard supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated – Special Purpose Entities.

•

IFRS 11 - Joint Arrangements.  IFRS 11 focuses on the rights and obligations of an arrangement rather than its legal form, as is currently the case. The standard distinguishes between joint operations, where the joint operator accounts for the assets, liabilities, revenues, and expenses relating to its involvement, and joint ventures, which must be accounted for using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted, if IFRS 10, IFRS 12, and consequential amendments to IAS 28 Investments in Associates and Joint Ventures are applied at the same time.  This standard supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Ventures.

•

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•

IFRS 13 - Fair Value Measurement.  IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value.  It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements.  Previously, a variety of fair value techniques and disclosures were possible under the requirements of separate applicable IFRSs.  IFRS 13 is applicable for fiscal years beginning on or after January 1, 2013.  The standard, which may be early adopted, will apply  prospectively from the  beginning of the annual period in which it is adopted.

•

IAS 1 - Financial Statement Presentation amendment. The amendments to IAS 1 require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

•

IAS 12 – Income Taxes amendment.  The amendment to IAS 12 addresses an issue that arises when entities apply the measurement principle in IAS 12 to temporary differences relating to investment properties that are measured at fair value.  The amendment incorporates some guidance from and supersedes SIC-21 Income Taxes – Recovery of Revalued Non-Depreciable Assets. The amendment to IAS 12 is effective for annual periods beginning on or after January 1, 2012.

•

Amendments to Other Standards. There have been amendments to existing standards, including IFRS 7 – Financial Instruments: Disclosure, IAS 27 – Separate Financial Statements, and IAS 28 – Investments in Associates and Joint Ventures effective January 1, 2013 and IAS 32 – Financial Instruments: Presentation effective January 1, 2014.  IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position.  IAS 27 amendments address accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.  IAS 32 amendments address inconsistencies when applying the offsetting requirements.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

4.

Amounts Receivable

	August 31, 2012	August 31, 2011	September 1, 2010

Amounts receivable	$9,318	$4,013	$218,770
Contract receivable	5,000	5,000	255,000
Grants receivable	-	27,575	90,212
HST receivable	2,606	2,433	4,513

	$16,924	$39,021	$568,495

5.

Property, Plant and Equipment

Cost:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ 43,241	$ 62,033	$ 16,628	$ 93,689	$ -	$ 28,015	$ 243,606

Additions	4,529		16,567	246,597	10,997	31,092	309,782
Balance – August 31, 2011	$ 47,770	$ 62,033	$ 33,195	$ 340,286	$ 10,997	$ 59,107	$ 553,388

Additions	11,153	-	23,515	43,670	-	-	78,338
Balance – August 31, 2012	$ 58,923	$ 62,033	$ 56,710	$ 383,956	$ 10,997	$ 59,107	$ 631,726

Accumulated depreciation:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ (43,241)	$ (62,033)	$ (1,826)	$ (18,914)	$ -	$ (28,015)	$ (154,029)

Additions	(302)		(4,858)	(53,381)	(1,100)	(1,494)	(61,135)
Balance – August 31, 2011	$ (43,543)	$ (62,033)	$ (6,684)	$ (72,295)	$ (1,100)	$ (29,509)	$ (215,164)

Additions	(1,260)	-	(8,294)	(66,682)	(2,199)	(5,137)	(83,572)
Balance – August 31, 2012	$ (44,803)	$ (62,033)	$ (14,978)	$ (138,977)	$ (3,299)	$ (34,646)	$ (298,736)

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

5.

Property, Plant and Equipment (continued)

Carrying Value:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ -	$ -	$ 14,802	$ 74,775	$ -	$ -	$ 89,577

Balance – August 31, 2011	$ 4,227	$ -	$ 26,511	$ 267,991	$ 9,897	$ 29,598	$ 338,224

Balance – August 31, 2012	$ 14,120	$ -	$ 41,732	$ 244,979	$ 7,698	$ 24,461	$ 332,990

6.

Licensing Rights

The Company received two non-recurring payments of $250,000 each in fiscal years August 31, 2009 and 2010 under a research collaboration agreement which were recorded as contract income.  During 2010 the Company paid a $200,000 license fee for intellectual property arising under this agreement to a customer for licensing rights outside the customer’s field of use.  The customer and the Company will jointly own the rights to practice the resulting intellectual properties within specified fields of use.  The research collaboration agreement terminated August 31, 2011 and there are no further milestone payments.  The related licensing rights do not have a fixed term or termination provisions.  The license rights are amortized over the useful life of seven years and are shown net of accumulated impairment losses, if any.

	Licensing Rights	Accumulated Amortization	Carrying Amount
Balance – September 1, 2010	$ 200,000	$ -	$ 200,000

Amortization expense	-	(26,190)	(26,190)
Balance – August 31, 2011	200,000	(26,190)	173,810

Amortization expense	-	(28,572)	(28,572)
Balance at August 31, 2012	$ 200,000	$ (54,762)	$ 145,238

7.

Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority.  On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements.  The Company has an option to extend the lease for another five years.

The Company also leases office facilities effective July 1, 2011 for a term of three years with the option to extend for an additional two years.  The Company must also pay a portion of the common area maintenance.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

7.

Commitments (continued)

Future minimum lease payments are as follows:

	August 31, 2012	August 31, 2011
For The Year Ending August 31,
2012	$ -	$ 146,676
2013	148,531	148,531
2014	139,238	139,328
2015	84,852	84,852
2016	14,142	14,142

	$ 386,763	$ 533,529

Rent expense on these lease agreements for the year ended August 31, 2012 was $171,459 (2011 - $99,894).

The Company has purchase order commitments totalling approximately $157,000 as at August 31, 2012, for contracts and consultants (August 31, 2011 - $184,000, September 1, 2010 - $117,000).

The Company has commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use.  Two of the agreements automatically renew each January unless terminated in writing by either party.  One agreement has a term through June 2013 and then extends for an additional one-year term with written agreement.

8.

Share Capital

Authorized: unlimited common shares without par value.

Private Placements During the Year Ended August 31, 2011:

a)

In September 2010, the Company issued 3,000,000 units at a price of CDN$0.35 per unit for gross proceeds of $1,002,497 (CDN$1,050,000).  Each unit is comprised of one common share of the Company and one half share purchase warrant.  Each full warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.50 exercisable on or before March 28, 2012 (extended to March 28, 2013). The warrants were valued at $291,949.  Agent’s options were issued to acquire 210,000 units of the Company (valued at $49,861) under the same terms of the private placement and are exercisable at CDN$0.35 on or before March 28, 2012 (expired unexercised).  The common shares are subject to the Exchange four month hold policy which ended on January 30, 2011.  The Company paid $96,958 of share issuance costs in relation to the private placement.

b)

In November 2010, the Company issued 6,213,000 units at a price of CDN$0.60 per unit for gross proceeds of $3,695,784 (CDN$3,727,800).  Each unit is comprised of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a purchase price of CDN$0.90 per share on or before November 14, 2011, and CDN$1.15 per share if exercisable from November 15, 2011, and on or before November 14, 2012 (subsequently, 60,000 expired unexercised and 6,153,000 were amended to an exercise price of CDN$0.71 per share and an expiry date of November 30, 2013).  The warrants were valued at $2,711,921.  Agent’s options were issued to acquire 345,600 units of the Company (valued at $226,587) under the same terms of the private placement and are exercisable at CDN$0.60 on or before November 14, 2012 (subsequently expired unexercised).  The common shares are subject to the Exchange four month hold policy which ended on March 16, 2011.  The Company paid $215,145 of share issuance costs in relation to the private placement.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

8.

Share Capital (continued)

Escrow Shares

An aggregate of 2,500,000 common shares were held in escrow pursuant to an Escrow Agreement dated April 29, 2008.  Of these shares, as at August 31, 2012, 750,000 shares remain in escrow.

An aggregate of 4,119,386 common shares were held in escrow pursuant to an Escrow Agreement dated April 7, 2010. The shares are subject to release provisions, with 10% being released upon closing of the reverse takeover and the balance as to 15% every six months. Of these shares, as at August 31, 2012, 1,235,816 remain in escrow. The remaining 5,880,614 common shares are subject to resale restrictions over a period of three years, with 10% being free-trading, and the remaining shares subject to resale restrictions, as to 15% becoming free-trading every six months.

Performance Shares

There were 10,000,000 performance shares set aside for officers, directors and employees of Stellar  based on meeting milestones related to completion of method development for commercial-scale manufacture of KLH, compilation and regulatory submittal of all required chemistry, manufacturing and control data and completion of preclinical toxicity and immunogenicity testing of products.

During the year ended August 31, 2011, the Company reached the first performance share milestone and issued 3,333,335 shares of the Company to the individuals named in the Performance Share Plan.  Accordingly, $930,000 was transferred from shares to be issued to share capital.

During the year ended August 31, 2012, the Company reached the final two share milestones and issued 1,313,130 shares of the Company to non-director individuals named in the Performance Share Plan.  Accordingly, $366,363 was transferred from shares to be issued to share capital.  As at August 31, 2012, there are 5,353,535 performance shares outstanding to be issued.

During the year ended August 31, 2012, $1,209,000 (2011 - $1,116,000) was recorded as share-based payments representing the measurement of vested performance shares during the year.

Warrants

A summary of the Company’s outstanding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
		CDN $
Balance, as at September 1, 2010	6,959,531	$ 0.37

Granted	8,268,600	$ 0.80
Exercised	(2,148,805)	$ 0.37

Balance, as at August 31, 2011	13,079,326	$ 0.65

Exercised	(2,318,600)	$ 0.37
Expired	(2,702,126)	$ 0.40

Balance, as at August 31, 2012	8,058,600	$ 1.01

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

8.

Share Capital (continued)

The weighted average trading price at the date the warrants were exercised during the year ended August 31, 2012 was CDN$0.41 (year ended August 31, 2011 - CDN$0.94).

The following table summarizes information about the warrants outstanding as at August 31, 2012:

CDN Exercise Price	Number of Warrants	Expiry Date

CDN $
$0.50	1,500,000	March 28, 2013
$1.15	6,213,000	*November 14, 2012
$0.60	345,600	**November 14, 2012

	8,058,600

*Subsequent to August 31, 2012, 60,000 expired unexercised and 6,153,000 were amended to an exercise price of CDN$0.71 per share and an expiry date of November 14, 2013.

**Subsequent to August 31, 2012, all expired unexercised.

Warrant Liability – Warrants Issued With Canadian Dollar Exercise Prices

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars.   The Company’s functional currency is in US dollars.  As a result of having exercise prices denominated in other than the Company’s functional currency, these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the consolidated statements of loss and comprehensive loss.

The fair value of the warrants was determined using the Black-Scholes option pricing model at the end of each reporting period.  Upon exercise of the warrants, the fair value of warrants included in derivative liabilities was reclassified to equity.

The fair value of warrants exercised during the years ended August 31, 2012 and 2011 was determined using the Black-Scholes option pricing model, using the following assumptions:

	2012	2011
Risk free interest rate	2.49%	3.14%
Expected life (years)	0.11	0.73
Expected share price volatility	110%	106%

The fair value of warrants granted was determined using the Black-Scholes option pricing model, using the following weighted average assumptions at the end of each reporting period:

	2012	2011
Risk free interest rate	N/A	1.61%
Expected life (years)	N/A	1.1
Expected share price volatility	N/A	107%
Expected dividend yield	N/A	0%

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

8.

Share Capital (continued)

Option pricing models require the input of highly subjective assumptions regarding volatility.  The Company has used historical volatility to estimate the volatility of the share price.

Options

The Company has a stock option plan (“the Plan”) to be administered by the Board of Directors, which has the discretion to grant options for up to a maximum of 20% of the issued and outstanding share capital amount and subject to a maximum of 8,785,000 shares. The exercise price of an option is subject to a minimum of CDN$0.10 preceding the grant date.  All of the stock options which have been granted to August 31, 2012 are subject to the following vesting schedule:

(a)

One-third shall vest immediately;

(b)

One-third shall vest 12 months from the Effective Date; and

(c)

One-third shall vest 18 months from the Effective Date.

Options have been issued under the Plan allowing the holders to purchase common shares of the Company as follows:

	Number of Options	Weighted Average Exercise Price
		CDN $
Balance, as at September 1, 2010	2,700,000	$ 0.28

Granted	1,554,600	0.68

Balance, as at August 31, 2011	4,254,600	$ 0.43

Granted	1,809,600	0.40
Exercised	(170,000)	0.28
Forfeited	(105,000)	0.77
Balance, as at August 31, 2012	5,789,200	$ 0.42

The weighted average trading price at the date the options were exercised during the year ended August 31, 2012 was CDN$0.33.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

8.

Share Capital (continued)

The following table summarizes information about the options under the Plan outstanding and exercisable as at August 31, 2012:

CDN Exercise Price	Number of Options	Exercisable at August 31, 2012	Expiry Date

$0.28	2,281,667	2,281,667	April 9, 2017
$0.25	55,000	55,000	May 17, 2017
$0.28	70,000	70,000	June 17, 2017
$0.28	20,000	20,000	June 28, 2017
$0.28	70,000	70,000	July 13, 2017
$0.64	70,000	70,000	October 25, 2017
$1.00	60,000	60,000	February 10, 2018
$1.00	23,333	23,333	March 8, 2018
$0.65	1,329,600	886,400	August 8, 2018
$0.50	5,000	1,667	September 26, 2018
$0.40	80,000	26,667	December 22, 2018
$0.42	5,000	1,667	February 16, 2019
$0.42	1,279,600	426,533	April 13, 2019
$0.42	50,000	16,667	April 26, 2019
$0.29	90,000	30,000	June 18, 2019
$0.37	150,000	50,000	August 9, 2019
$0.37	150,000	50,000	August 16, 2019

	5,789,200	4,139,601

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.  The estimated fair value of the stock options granted during the years ended August 31, 2012 and 2011 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Risk free interest rate	1.63%	2.76%
Expected life (years)	7.0	7.0
Expected share price volatility	147%	110%
Expected dividend yield	0%	0%

The average fair value of stock options awarded during the period was $0.40 and $0.51 respectively.

9.

Related Party Disclosures

For the year ended August 31, 2012, the Company had the following transactions with key management personnel.  There are no other related parties as defined by IAS 24.

a)

Paid or accrued salaries of $602,167 (2011 - $603,250) to directors and officers of the Company and their family members;

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

9.

Related Party Disclosures (continued)

b)

Paid or accrued short-term employee benefits of $47,932 (2011 - $48,313) to directors and officers of the Company and their family members;

c)

Paid or accrued director fees of $51,616 (2011 - $5,350) to directors of the Company;

d)

Paid or accrued consulting fees of $54,950 (2011 - $74,749) to directors and officers of the Company;

e)

Paid or accrued consulting fees of $Nil (2011 - $2,000) to a former director of the Company.

f)

Paid or accrued professional fees of $59,944 (2011 - $26,398) to an officer of the Company;

g)

Paid or accrued professional fees of $Nil (2011 - $10,620) to a former officer of the Company.

h)

The share-based payments to directors, family members of directors and officers of the Company during the year ended August 31, 2012 were $1,493,347 (2011 - $1,290,413). Share-based payments are the fair value of the options granted plus the vested value of performance shares.

As at August 31, 2012, the Company owed $4,107 (2011 - $26,034) to directors and officers of the Company for consulting fees and expense reimbursements which are included in accounts payable and accrued liabilities on the consolidated statements of financial position.

On August 14, 2002, the Company entered into an agreement to pay royalties to a director and officer in exchange for assignment of patent rights to the Company.  The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention.  The Company’s current operations utilize this invention.  The royalties for the year ended August 31, 2012 were $Nil (2011 - $Nil).

10.

Loss Recovery

A shipment of KLH was damaged by a vendor.  The vendor agreed to reimburse the Company for the value of the KLH.  In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the loss recovery was recorded during the year ended August 31, 2012 when the realization of income was virtually certain.

11.

Income Taxes

Deferred income tax assets and liabilities of the Company as at August 31, 2012 and 2011 are as follows:

	August 31, 2012	August 31, 2011
Deferred income tax assets:
Non-capital loss carry-forwards	$ 3,409,600	$ 1,595,200
Research and development tax credits	267,900	166,600
Deferred expenses	39,400	-
Share issuance costs	73,400	106,300
Deferred income tax liabilities:
US federal benefit of state taxes	(265,200)	(125,100)
Property, plant and equipment	(32,700)	(14,500)
Unrecognized benefits of deferred tax assets	(3,492,400)	(1,728,500)
Net deferred income tax asset (liability)	$ -	$ -

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

11.

Income Taxes (continued)

The recovery of income taxes shown in the consolidated statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	August 31, 2012	August 31, 2011

Combined federal and provincial tax rates	28.5%	28.5%

Expected income tax (recovery)/expense	$ (1,480,800)	$ (1,025,000)

Nondeductible share-based payments	548,000	494,400
Nondeductible change in fair value of warrant liability	(334,200)	(385,400)
Effect of higher income tax rate in US	(426,700)	(284,200)
Foreign currency differences	9,000	(69,900)
Other	(137,300)	(14,100)
Unrecognized benefit of loss carry forwards	1,822,800	1,285,000

Income tax expense	$ 800	$ 800

As at August 31, 2012, the Company had accumulated Canadian non-capital losses of approximately CDN$1,820,700 and US net operating losses of approximately $6,881,000 which can be carried forward and charged against future taxable income, expiring from 2028 through 2032 as follows:

Year	Consolidated

2028	$ 21,500
2029	55,900
2030	319,800
2031	3,724,300
2032	4,580,200

$ 8,701,700

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

12.

Supplemental Disclosure of Non-Cash Transactions

Supplemental disclosure of non-cash financing and investing activities include the following:

	August 31, 2012	August 31, 2011

Financing activities:
Share issuance costs – agent’s options	$ -	$ 276,448
Warrant valuations on private placements	-	3,003,870
Transfer to share capital on exercise of warrants	190,425	1,329,817
Transfer to share capital on exercise of options	41,087	-
Transfer to share capital on issuance of performance shares	366,363	930,000
Cash paid during the year for taxes	800	800
Cash paid during the year for interest	-	-

13.

Financial Instruments and Risk Management

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign exchange risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at August 31, 2012, the Company does not have any debt and is not subject to externally imposed capital requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates.  The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest.

The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At August 31, 2012, the US dollar was equal to .99303 Canadian dollars.  The currency risk is considered to be insignificant.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

13.

Financial Instruments and Risk Management (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and amounts receivable.  Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy.  The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 90% of the Company’s commercial sales and contract income during the year ended August 31, 2012 were from two customers (2011 - 88% from one customer). All of the grant revenue during the year ended August 31, 2012 was received from NSF (2011 - 79% from IRS grants and 21% from NSF).

Approximately 77% of the Company’s amounts receivables at August 31, 2012, were from three customers (August 31, 2011 - 25% from two customers, September 1, 2010 - 83% from two customers), Nil% were from the NSF grants (August 31, 2011 - 75%, September 1, 2010 - 16%) and 15% from HST refund (August 31, 2011 - 6%, September 1, 2010 - 1%).

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.  The Company estimates its maximum credit risk for amounts receivable at the amount recorded on the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations.  As at August 31, 2012, the Company had a cash and cash equivalents balance of $998,998 (August 31, 2011 - $4,145,492, September 1, 2010 - $2,003,296) to settle current liabilities of $562,131 (August 31, 2011 - $159,137, September 1, 2010 - $420,610).

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:

Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Valuations based on directly or  indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such  as quoted interest or  currency exchange rates;  and

Level 3:

Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

14.

Events After the Reporting Period

Subsequent to August 31, 2012, the Company:

a)

Granted incentive stock options to consultants and investor relations to purchase 250,000 and 75,000 common shares, exercisable at a price of CDN$0.25 per share for a period of three years and seven years respectively.

b)

Closed a non-brokered private placement and issued 4,000,000 units at a purchase price of CDN$0.25 per unit for gross proceeds of CDN$1,000,000. Each unit consists of one common share in the capital of the Company and one transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share in the capital of the Company on or before October 25, 2015, at a purchase price of CDN$0.40 per share. In connection with the private placement the Company paid a finder’s fee to a firm consisting of $50,000 in cash and a non-transferable share purchase option exercisable into 400,000 units in the Capital of the Company on or before October 25, 2015 at a price of CDN$0.25 per unit, each unit having the same terms as the units issued in the private placement. All securities issued by the Company pursuant to the private placement are subject to a hold period of four months and one day and cannot be resold until February 26, 2013.

c)

Amended 6,153,000 warrants to an exercise price of CDN$0.71 per share and an expiry date of November 14, 2013.

15.

Segment Information

The Company operates in one reportable segment, the aquaculture, research and development, production and marketing of KLH products.  The Company’s operations are in California, USA, and its corporate assets, comprising mainly cash, are located in Canada.

	KLH Operations (USA)	Corporate (Canada)	Total

	August 31, 2012
Total assets	927,917	615,961	1,543,878
Current liabilities	510,246	51,885	562,131
Warrant liability	-	130,137	130,137
Revenues from external parties	286,054	-	286,054
Net loss	(3,774,548)	(1,422,148)	(5,196,696)

	August 31, 2011
Total assets	4,328,913	421,738	4,750,651
Current liabilities	84,933	74,204	159,137
Warrant liability	-	1,527,374	1,527,374
Revenues from external parties	697,187	-	697,187
Net loss	(2,518,269)	(1,079,010)	(3,597,279)

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

16.

First Time Adoption of IFRS

As stated in Note 2, these consolidated financial statements are prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the years ended August 31, 2012 and 2011, and the opening IFRS statement of financial position on the Transition Date, September 1, 2010.

In preparing the opening IFRS consolidated statement of financial position and the consolidated financial statements for the years ended August 31, 2011, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables.

The guidance for first time adoption of IFRS is set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  The Company has elected to take the following IFRS 1 optional exemptions:

a)

Optional exemptions

Share-based payments

IFRS 2, Share-based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that were not vested by the Transition Date.  The Company elected to take the exemption available under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components.  If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity.  The first portion is in retained earnings and represents the cumulative interest accreted on the liability component.  The other portion represents the original equity component.  However, in accordance with this IFRS, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

b)

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of IFRS transition must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of September 1, 2010 are consistent with Canadian GAAP estimates for the same date.

Reconciliation of Canadian GAAP and comprehensive loss to IFRS

IFRS requires an entity to reconcile equity, comprehensive loss and cash flows for prior years.  The changes made to the consolidated statements of financial position and consolidated statement of loss and

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

16.

First Time Adoption of IFRS (continued)

comprehensive loss as shown below have resulted in reclassifications of various amounts on the consolidated statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the consolidated statements of cash flows has been prepared.

The September 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		September 1, 2010
	Note	Canadian GAAP	Correction of Error	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 2,003,296	$ -	$ -	$ 2,003,296
Amounts receivable		568,495			568,495
Prepaid expenses		22,940			22,940
		2,594,731	-	-	2,594,731

Noncurrent assets:
Property, plant and equipment		89,577			89,577
Licensing rights		200,000			200,000
Deposits		8,766			8,766
		$ 2,893,074	$ -	$ -	$ 2,893,074

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 420,610	-	$ -	$ 420,610

Long-term liabilities
Warrant liability	ii	-	-	797,310	797,310

Shareholders’ equity:
Share capital	i & ii	2,610,682		(246,428)	2,364,254
Shares to be issued		-	465,000		465,000
Share-based payment reserve	i & ii	870,412		(500,974)	369,438
Deficit		(1,008,630)	(465,000)	(49,908)	(1,523,538)
		2,472,464	-	(797,310)	1,675,154
		$ 2,893,074	$ -	$ -	$ 2,893,074

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

16.

First Time Adoption of IFRS (continued)

The August 31, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Correction of Error	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 4,145,492	$ -	$ -	$ 4,145,492
Amounts receivable		39,021			39,021
Prepaid expenses		36,604			36,604
		4,221,117	-	-	4,221,117

Noncurrent assets:
Property, plant and equipment		338,224			338,224
Licensing rights		173,810			173,810
Deposits		17,500			17,500
		$ 4,750,651	$ -	$ -	$ 4,750,651

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 159,137	$ -	$ -	$ 159,137

Long-term liabilities
Warrant liability	ii	-	-	1,527,374	1,527,374

Shareholders’ equity:
Share capital	i & ii	9,213,640	(2,470,000)	(201,830)	6,541,810
Shares to be issued		-	651,000		651,000
Share-based payment reserve	i & ii	3,472,627		(2,480,480)	992,147
Deficit		(8,094,753)	1,819,000	1,154,936	(5,120,817)
		4,591,514		(1,527,374)	3,064,140
		$ 4,750,651	$ -	$ -	$ 4,750,651

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

16.

First Time Adoption of IFRS (continued)

The Canadian GAAP statement of loss and comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Correction of Error	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 60,000	$ -	$ -	$ 60,000
Commercial sales		18,988			18,988
Grant revenue		618,199			618,199
		697,187	-	-	697,187

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture		413,397			413,397
Grant costs		595,686			595,686
		1,009,083	-	-	1,009,083
Gross Margin (Loss)		(311,896)	-	-	(311,896)

Expenses:
Salaries, wages and benefits		797,263			797,263
Research and development		825,887			825,887
Legal, consulting and professional services		363,753			363,753
Share-based payments	i	4,007,116	(2,284,000)	15,593	1,738,709
General and administration		747,883			747,883
Amortization and depreciation		87,325			87,325
Allocation of expenses to grant costs		(41,170)			(41,170)
		6,788,057	(2,284,000)	15,593	4,519,650

Other Income:
Foreign exchange gain (loss)		3,333			3,333
Change in fair value of warrant liability	ii	-		1,220,437	1,220,437
Interest income		11,297			11,297
		14,630	-	1,220,437	1,235,067

Loss Before Income Tax		(7,085,323)	2,284,000	1,204,844	(3,596,479)
Income tax expense		800			800
Loss and Comprehensive Loss for the Year		$ (7,086,123)	$ 2,284,000	$ 1,204,844	$ (3,597,279)

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

16.

First Time Adoption of IFRS (continued)

Correction of Error

During fiscal 2012, it was determined that the Company incorrectly recorded the performance shares described in Note 8.  Share-based payments for performance shares had been recorded at the fair value on the dates the shares were issued.  Equity-settled share-based payment transactions with performance conditions should be recorded over the estimated vesting period using the fair value at the date of grant.  As a result:

a)

a total of $Nil share-based payments expense was recorded relating to the performance shares during fiscal 2010 when $465,000 should have been recorded and a total of $3,400,000 share-based payments expense was recorded relating to the performance shares during fiscal 2011 when $1,116,000 should have been recorded; and

b)

a total of $Nil shares to be issued was recorded relating to the performance shares during fiscal 2010 when $465,000 should have been recorded, a total of $Nil shares to be issued was recorded relating to the performance shares during fiscal 2011 when $1,116,000 should have been recorded and a total of $Nil was transferred from shares to be issued to share capital during fiscal 2011 when $930,000 should have been transferred.

The Company made the adjustments to correct this error.

IFRS Adjustments

(i)

Share-based payments

IFRS 2 is effective for the Company as at September 1, 2010 and is applicable to:

•

New grants for share-based payments subsequent to September 1, 2010

•

Equity-settle share-based compensation awards granted subsequent to November 7, 2002 and that vest after September 1, 2010; and

•

Awards that are modified on or after September 1, 2010, even if the original grant of the award was not accounted for in accordance with IFRS 2.

Canadian GAAP allows the Company to calculate the fair value of the share-based compensation on all awards granted and recognizes the expense from the date of grant over the vesting period using the straight-line methodology.  The Company determines the fair value of share options granted using the Black-Scholes option pricing model.

IFRS 2 requires each tranche in an award with graded vesting features to be treated as a separate grant with a different vesting date and fair value.  Each grant is accounted for on that basis.

As a result, share-based payment reserves were increased by $29,216 at September 1, 2010 (August 31, 2011 - $44,809) and deficit has been increased by $29,216 at September 1, 2010 (August 31, 2011 - $44,809).  The impact on loss and comprehensive loss for the year ended August 31, 2011 was an increase of share-based payments of $15,593.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2012 and 2011

(Expressed in US Dollars)

16.

First Time Adoption of IFRS (continued)

(ii)

Warrant Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition if an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in the consolidated statements of loss and comprehensive loss.

As a result, warrant liability increased by $797,310 at September 1, 2010 (August 31, 2011 - $1,527,374).  The impact on loss and comprehensive loss for the year ended August 31, 2011 was a gain of $1,220,437.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies Inc.

Registrant

Dated: January 15, 2013	Signed: /s/ "Frank Oakes"
Frank Oakes, President and CEO