Form 20-F
period 2013-08-31
Stellar Biotechnologies, Inc.
filed 2013-12-31
CIK 1540159

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 57,946,160 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒ N/A ☐

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

Index to Exhibits on Page 90

Stellar Biotechnologies Inc.

Form 20-F Annual Report

INTRODUCTION

Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) was incorporated on June 12, 2007 in Canada under the Canada Business Corporations Act under the name China Growth Capital Inc. The Company changed its name to CAG Capital Inc. ("CAG") on April 15, 2008 and was classified as a Capital Pool Company ("CPC") when it was listed on the TSX Venture Exchange on August 29, 2008. On November 25, 2009, the Company was continued into British Columbia under the British Columbia Business Corporations Act. On April 7, 2010, the Company changed its name to Stellar Biotechnologies Inc. and subsequently completed its qualifying transaction through a reverse merger transaction with Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999. Our principal offices are located at 332 East Scott Street, Port Hueneme, CA, USA 93041. Our telephone number is (805) 488-2800.

BUSINESS OF STELLAR BIOTECHNOLOGIES INC.

The Company is a biotechnology company engaged in the research, development, manufacture and commercialization of Keyhole Limpet Hemocyanin ("KLH") and related products and technologies.

KLH is a high molecular weight (HMW), immune-stimulating protein widely used in immunological applications, both as an active pharmaceutical ingredient (API) in certain immune therapies (such as for the treatment of cancer, infectious diseases and immune disorders) and as a finished product for testing immune status in patients and research settings.

KLH is refined from the hemolymph of a relatively scarce ocean mollusk, the Giant Keyhole Limpet (Megathura crenulata). KLH has a long history of safe use in a wide variety of clinical and research applications.

The KLH products produced by the Company are not unique as ingredients for pharmaceutical use and there is competition with other companies in the production and sale of KLH products for pharmaceutical use.

The Company currently has only limited revenue from commercial sales of its KLH products. Commercial sales are highly dependent upon the rate of development and clinical trials of active immunotherapies, therapeutic vaccines and other pharmaceutical products, being developed by other companies, in which Company's KLH products are utilized. The advancement of these third-party pharmaceutical technologies is dependent upon many factors, including available capital, clinical trial recruitment, and regulatory review, and revenue from these customers is highly variable.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and information (collectively “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” or “intend,” or statements that an action or event “may,” “will,” “would,” “could,” “should,” or “might” occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development projects, the successful and timely completion of clinical studies in which our products are utilized, the degree of market acceptance for our products or for other companies’ products in which our products are components, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, the ability of the Company to protect its intellectual property, uncertainties related to regulatory processes, the volatility of our common share price, the effect of competition, reliance on key personnel, and general changes in economic conditions. The forward-looking statements in this Annual Report are made as of the date of this discussion and are subject to change after such date.

Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements made or incorporated in this Annual Report, whether as a result of new information, future events or otherwise. To the extent that any statements made in this document contain information that is not historical, these statements are considered forward-looking. The cautionary statements made in this report should be read as applying to forward-looking statements wherever they appear in this report.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

As used within this Annual Report, the terms “Stellar”, “the Company”, “Issuer”, and “Registrant” refer collectively to Stellar Biotechnologies, Inc., its predecessors, and subsidiary.

A. Selected Financial Data

The selected financial data of the Company for the Years Ended August 31, 2013, 2012 and 2011, respectively, are derived from the financial statements of the Company which have been audited by D+H Group LLP, Chartered Accountants, as indicated in its auditors’ report which is included elsewhere in this Annual Report. The financial data for the Years Ended August 31, 2010 and 2009 are derived from the financial statements of the Company, which have also been audited by D+H Group LLP, but are not included herein.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 1a is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for the fiscal years ended August 31, 2013, 2012 and 2011. The auditor conducted its audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).

Table No. 1a

Selected Financial Data

(US$ in 000, except per share data)

IFRS

	Year Ended August 31, 2013	Year Ended August 31, 2012	Year Ended August 31, 2011

Operating Revenue	$545	$286	$697
Other Income (Loss)	(11,207)	1,327	1,235
Comprehensive Net Loss	(14,887)	(5,197)	(3,597)
Comprehensive Net Loss Per Share	(0.29)	(0.12)	(0.09)
Dividends Per Share	Nil	Nil	Nil

Working Capital	$4,226	$486	$4,062
Long-term Debt	Nil	Nil	Nil
Other Long-term Liabilities	7,746	130	1,527
Shareholder’s Equity (deficit)	(3,142)	852	3,064
Total Assets	8,513	1,544	4,751
Share Capital	13,181	8,017	6,542
Shares Subscribed	5,156	Nil	Nil
Weighted Average Shares Outstanding	51,612	43,776	38,088
Number of Shares Outstanding at Year End	57,946	45,414	41,612

Table No. 1b is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Standards (GAAP) and included a reconciliation note to US GAAP for the fiscal years ended August 31, 2010 and 2009. The Company adopted IFRS effective September 1, 2010. Therefore, the information in Table No. 1b is not comparable with the information for fiscal years ended August 31, 2013, 2012 and 2011.

Table No. 1b

Selected Financial Data

(US$ in 000, except per share data)

Canadian GAAP

	Year Ended August 31, 2010	Year Ended August 31, 2009

Operating Revenue	$855	$910
Other Income	386	Nil
Comprehensive Net Income (Loss)	(590)	6
Comprehensive Net Income (Loss) Per Share	(0.04)	0.01
Dividends Per Share	Nil	Nil

Working Capital	$2,174	N/A
Long-Term Debt	Nil	N/A
Other Long-term Liabilities	Nil	N/A
Shareholder’s Equity	2,472	N/A
Total Assets	2,893	N/A
Share Capital	2,611	N/A
Shares Subscribed	Nil	Nil
Weighted Average Shares Outstanding	15,600	530
Number of Shares Outstanding at Year End	26,917	530

US GAAP Net Income (Loss)	$(859)	$6
US GAAP Income (Loss) Per Share	(0.06)	0.01
US GAAP Weighted Average Shares Outstanding	15,600	530
US GAAP Equity	1,673	(113)
US GAAP Total Assets	2,893	N/A
US GAAP Derivative Liability	799	N/A

B. Statement of Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

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

The Company is expending substantial resources on research and development of its products and aquaculture technology. Many of the Company’s products and technologies are at the development stage, and may never be commercially successful. The Company’s future success will be in part dependent upon the Company’s ability to successfully develop its products, the ability to obtain the required regulatory approvals, the protection of its processes and products, and commercial acceptance of its products.

The Company may be unable to achieve certain milestones associated with external partnerships.

Certain of the Company’s agreements entered into the past and that may be entered into the future with third parties include certain milestones the Company must meet in order to obtain payments and continue the partnership agreements. If the Company were unable to achieve these milestones, it would have a negative effect on the Company’s operations and financial condition. Additionally, it would likely curtail future development programs, which would also have a negative effect on the Company’s operations.

The Company depends on third parties for its manufacturing operations.

The Company is currently dependent upon a small number of contractors and locations for its manufacturing capacity. The Company does not currently have backup manufacturing capacity for some of its key products. If the Company is unable to retain its current contractors, or is unable to obtain new contractors to provide manufacturing services, it will have a negative effect on the Company’s operations. These contract manufacturers provide services to many biotechnology and research companies, and such third party contractors may not provide acceptable quality, quantity or costs required by the Company. In addition, they may not be able to provide the services required on a schedule acceptable to the Company. These issues may result in the Company being unable to manufacture its products in the required quantities or at an acceptable cost, which would have a negative effect on the Company’s financial condition.

The Company has been and expects to be significantly dependent on collaborative and supply agreements for the development and sales of the Company’s products.

In conducting the Company’s research and development and commercialization activities, the Company currently relies, and expects to continue to rely, on numerous collaborative and supply agreements with third parties such as contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. Key among these agreements are the Amaran Biotechnology collaboration agreement and two Neovacs supply agreements. The termination of these relationships, or failure to perform by the Company or the Company’s partners (who are subject to regulatory, competitive and other risks) under their applicable agreements or arrangements with the Company, or the Company’s failure to secure additional agreements for the Company’s product candidates, would substantially disrupt or delay the Company’s research and development and commercialization activities, including anticipated clinical trials and commercial sales. Any such loss would likely increase the Company’s expenses and materially harm the Company’s business, financial condition and results of operation.

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

Protection of patents and proprietary rights are limited.

The Company’s success will depend in part on its ability to protect its proprietary rights and technologies. The Company relies upon a combination of contractual arrangements, licenses, patents, trade secrets and know-how to protect its proprietary technology and rights. These measures may not apply or may afford only limited protection. The Company may not have adequate remedies for any infringement or funds to take action against those infringing, or that its trade secrets will not otherwise become known or independently developed by competitors. There can be no assurance that any current or future patents licensed by or applied for by the Company will be upheld, if challenged, or that the protections afforded will not be circumvented by others. The patent positions of biotechnology and pharmaceutical companies, which involve licensing agreements, are frequently uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, the Company’s patents, patent applications and licensed rights may not provide protection against competitive technologies or may be held invalid if challenged or could be circumvented. If the Company enters litigation in regards to its business or to protect or enforce its patents, it may involve substantial expenditures and require significant management attention, even if the Company ultimately prevails. If the Company is unable to protect its intellectual property rights, it may result in the loss of valuable technologies and undermine its competitive position, which would have a negative effect on the Company’s operations and financial position.

The Company competes with other companies in KLH production and manufacturing.

The Company competes with other companies in the production and sale of KLH products for pharmaceutical use. The KLH products produced by the Company are not unique as ingredients for pharmaceutical use from that produced by other companies. Some of these other companies, both public and private, have greater financial and personnel resources than the Company, and have greater sales and marketing experience in the industry than the Company. If they are able to produce and sell KLH products for less than the Company, it will have a negative effect on the Company's ability to operate successfully and will have a negative effect on the Company's operations and financial position.

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

A primary market for the Company's KLH products is for the use in the commercial manufacture and sale of active immunotherapies. The therapeutic drug industry is subject to significant government regulation, and many of the products developed by the Company's customers that utilize the Company’s KLH are not yet approved for commercial sale. Before regulatory approvals for the commercial sale of any products is granted, a drug must be demonstrated through preclinical testing and clinical trials to be safe and effective for their intended use in humans. The process to determine safety and efficacy, including clinical trials, is expensive and prolonged. The time necessary to complete these processes and trials and submit applications for the regulatory approvals is difficult to predict and is subject to numerous factors, and these trials may not be successful. Larger or later stage clinical trials may not produce the same results as earlier trials. Successful results in clinical trials may not result in regulatory approval, due to certain factors including unacceptable side effects or safety issues. Even if regulatory approval is granted for any drug or product that utilizes the Company's products, it will be subject to ongoing regulatory requirements, which include registration, manufacturing, labeling, advertising and promotion, packaging, distribution, record keeping and reporting, and storage. Manufacturing facilities are subject to continual review and inspection, and failure to meet these regulatory requirements can interrupt delay, or shut down these facilities. Previously unknown problems may result in regulatory restrictions on such products, including withdrawal from the marketplace. Delays in obtaining regulatory approvals for products from third party customers which use the Company's products, or failure to obtain or maintain regulatory approvals altogether, would have a negative effect on market demand for the Company's products, and have a negative effect on the Company's operations and financial condition.

Even if the Company obtains marketing approval, its products will be subject to ongoing regulatory review.

If the Company or its customers receive regulatory approval to market any product, they will be subject to ongoing regulatory requirements, which include registration, manufacturing, labeling, advertising and promotion, packaging, distribution, record keeping and reporting, and storage. Manufacturing facilities, both those operated by the Company and its vendors, are subject to continual review and inspection, and failure to meet these regulatory requirements can interrupt delay, or shut down these facilities. Previously unknown problems with the Company's products, or products produced by others which utilize the Company's products, may result in regulatory restrictions on such products, including withdrawal from the marketplace. These factors could have a negative effect on the Company's operations and financial condition.

The Company may not be able to manufacture its products in commercial quantities, which would prevent it from marketing its products.

Currently, the production of KLH by the Company is limited, and the Company has not determined if it is economical to manufacture KLH and related products on a large scale. The Company contracts with third-party vendors for the manufacture of its products, and may be unable to establish and maintain relationships with qualified manufacturers in order to produce sufficient supplies of its finished products. If the Company were unable to produce the requested quantities of its products, it would have a negative effect on the Company's operations and financial condition.

The Company may not be able to meet demand for KLH from either ocean harvest or internally raised sources.

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

The Company and its personnel have limited experience in the marketing, sales and distribution of KLH-based therapeutic or diagnostic products. The Company may not be able to establish its marketing, sales and distribution capabilities itself, or establish agreements with its collaborators, licensees or third parties to successfully perform these tasks. If the Company contracts or makes arrangements with third parties for the sales and marketing of its products, Company revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If the Company markets any of its products directly, it must either internally develop or acquire a marketing and sales force, which would require substantial resources and management attention.

The Company’s products, if approved, may fail to achieve market acceptance.

If the Company or its customers is successful in developing its products, or products produced by others which utilize the Company's products, and receives the required approvals from the applicable regulatory authorities, such products may not achieve market acceptance. The Company’s and its customers’ current and intended products will compete with a number of drugs and other products currently available in the marketplace, as well as other products currently under development from other pharmaceutical companies. The market acceptance of any of the Company’s products, or products produced by others which utilize the Company's products, will depend on a number of factors, including the demonstration and establishment of the efficacy and safety, as well as their advantages over other alternative products.

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

The Company’s products may not obtain adequate reimbursement from third party payers and the Company’s products and formulations may be limited if new restrictive legislation is adopted.

The continuing efforts of government and insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce costs of health care may affect the Company’s future revenues and profitability, and the future revenues and profitability of the Company’s potential customers, suppliers and collaborative partners and the availability of capital. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals and related laws, rules and regulations could materially harm the Company’s business, financial conditions, results of operations or stock price. Moreover, the passage of the Patient Protection and Affordable Care Act in 2010, and efforts to amend or repeal such law, has created significant uncertainty relating to the scope of government regulation of healthcare and related legal and regulatory requirements, which could have an adverse impact on sales of the Company’s products, or products produced by others which utilize the Company's products.

The Company may face environmental risks related to handling regulated substances.

The Company’s and the Company’s partners’ research and clinical development activities, as well as the manufacture of materials and products, are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. The Company may be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company’s research and clinical development, as well as the activities of the Company’s manufacturing and commercial partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. The Company cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, the Company could be held liable for any damages that result and any such liability could exceed the Company’s resources.

Risks Relating to the Financing of the Company

The Company has a history of net losses and limited cash flow to sustain operations.

The Company currently has limited revenue from product sales, and anticipates its planned research and development expenditures, as well as its general and administrative expenses, will be greater than its revenues for the foreseeable future. The Company has incurred net losses of ($14,886,513) in fiscal 2013, ($5,196,696) in fiscal 2012 and ($3,597,279) in fiscal 2011, and as of August 31, 2013 has an accumulated deficit of ($25,204,026) since inception. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the Company’s operations and financial condition.

The Company may require additional financing which could result in substantial dilution to existing shareholders.

The Company may require additional funds to meet its future obligations, which would likely require the sale of additional common shares in order to raise funds required to meet its budgeted expenditures and obligations. Management currently estimates that the Company's operations, including research and development, capital expenditures and general and administrative expenses, will require approximately $4.3 million for the upcoming fiscal year. Management believes that the Company currently has enough capital to sustain operations for at least the next 12 months. The Company believes its cash and cash equivalents at August 31, 2013, and the $12 million gross proceeds raised during the September 2013 private placement are sufficient to meet estimated working capital requirements and fund planned operations for at least the next twelve months. Notwithstanding the above, the Company may decide to expand operations, undertake strategic acquisitions or determine some other business need. In such case, the Company would then seek financing for such events. This may occur in the next 6 to 18 months. The Company’s ongoing research and development activities may be dependent upon the Company’s ability to obtain funds, which is expected to include the sale of common shares, as well as possible debt financings, joint ventures, or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of research and development of the Company’s current and any future products. Any transaction involving the issuance of previously authorized but unissued shares of common shares, or securities convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations.

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Frank Oakes, Chief Operating Officer Catherine Brisson, Chief Financial Officer Kathi Niffenegger, and Chief Technology Officer Herbert Chow. There is little possibility that this dependence will decrease in the near term. The Company only has "at-will" employment agreements with its key management employees and they are free to leave their employment with the Company at any time. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common shares has been subject to volume and price volatility that could negatively affect a shareholder’s ability to buy or sell the Company’s shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the biopharmaceutical industry, as well as factors unrelated to the Company or its industry. During the fiscal year ended August 31, 2013, the price of the Company’s common shares on the TSX Venture Exchange ranged from a high of CDN $1.74 to a low of CDN $0.19. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company could be deemed a passive foreign investment company, which could have negative consequences for U.S. investors.

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

If penny stock regulations impose restrictions on the marketability of the Company’s common shares, the ability of Broker Dealers to effect transactions in the Company’s common shares could be impaired.

The SEC has adopted regulations that generally define a ‘‘penny stock’’ to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Exceptions include equity securities issued by an issuer that has (i) net tangible assets of at least $2 million, if such issuer has been in continuous operation for more than three years, or (ii) net tangible assets of at least $5 million, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6 million for the preceding three years. Unless an exception is available, the regulations require, that prior to any transaction involving a penny stock, a risk disclosure schedule must be delivered to the buyer explaining the penny stock market and its risks.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers;

•	‘‘Boiler room’’ practices involving high-pressure sales tactics;

•	Manipulation of prices through prearranged matching of purchases and sales;

•	The release of misleading information;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•	Dumping of securities by broker-dealers after prices have been manipulated to a desired level, which reduces the price of the stock and causes investors to suffer loss.

The Company is aware of the abuses that have occurred in the penny stock market. The Company is not in a position to dictate the behavior of the market or of broker-dealers who participate in the market. The Company will strive within the confines of practical limitations to prevent such abuses with respect to the Company’s common shares.

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act.

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

Item 4. Information on the Company

A.	History and Development of the Company

Stellar Biotechnologies, Inc. (the “Company” or “Stellar”) was incorporated in Canada on June 12, 2007, under the name China Growth Capital, Inc. The Company’s principal offices are located at 332 East Scott Street, Port Hueneme, CA, USA 93041. The Company’s telephone number is (805) 488-2800.

On April 15, 2008, the Company changed its name to CAG Capital Inc. (“CAG”). On August 29, 2008, the Company began trading on the TSX Venture Exchange under the symbol “CAG” as a Capital Pool Company (“CPC”). On November 25, 2009, the Company was continued into British Columbia.

On April 7, 2010, the Company changed its name to Stellar Biotechnologies, Inc. and on April 12, 2010 completed its qualifying transaction through a reverse merger with Stellar Biotechnologies, Inc. ("Stellar CA"), a private corporation incorporated under the laws of the State of California on September 9, 1999. Stellar CA was engaged in the research, development and commercialization of Keyhole Limpet Hemocyanin (“KLH”).

Under the terms of the qualifying transaction merger agreement between Stellar and Stellar CA, the Company issued 10,000,000 payment shares, at a deemed price of CDN$0.28 per share, to the Stellar CA shareholders for a 100% interest in Stellar CA. In addition, the Company purchased 1,661,241 shares from one shareholder for $124,600 (or approximately $0.075 per share) in order to cancel and return those shares to treasury.

The qualifying transaction merger agreement also provided for 10,000,000 common shares (“Performance Shares”) to be distributed to key management, employees, and consultants upon achievement of certain milestones (“Performance Share Plan”). All milestones have been achieved. Information on the status of the Performance Share Plan is provided elsewhere in this Annual Report; specifically in “Results of Operations” for the Years Ended August 31, 2013, 2012 and August 31, 2011, and in “Item 6. Directors, Senior Management and Employees; Compensation; Performance Share Plan.”

The Company currently has one wholly-owned subsidiary, Stellar Biotechnologies, Inc. Stellar continues to operate in the biotechnology sector and is engaged in the research, development, manufacture and commercialization of KLH and related products and technologies.

In September 2012, the Company filed U.S. provisional patent applications for certain proprietary KLH manufacturing controls, KLH formulations, and kits used in immunotoxicology and immune status testing. In November 2012, the Company filed a U.S. provisional patent application for new innovations related to KLH technology, including claims for pharmaceutical grade compositions of matter, advanced manufacturing processes and methods of use in a wide range of therapies.

In January 2013, the Company’s common shares began trading in the United States on the OTCQB Marketplace under the symbol “SBOTF.”

In January 2013, the Company announced that it had developed the capability to support the complete life cycle of the Giant Keyhole Limpet (Megathura crenulata), the scarce marine mollusk that is the only source for KLH protein. The Company now maintains multiple generations of the animals in its land-based aquaculture facility.

In February 2013, the Company filed a provisional patent application with the U.S. Patent and Trademark Office for new innovations related to Stellar’s KLH-based combinatorial adjuvant technology. The application included claims for pharmaceutical grade adjuvant compositions, manufacturing processes and uses in a wide range of immunotherapies and therapeutic vaccines.

In March 2013, the Company submitted to the U.S. Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER), a Type II Drug Substance Master File for its subunit KLH. This was a new Master File for the Company, an addition to the Master Files the Company previously filed and maintains at the FDA for certain of its KLH protein products. Additional information on the Company’s Master Files is provided in Item 4, Business Overview, Government Regulations.

In July 2013, the Company acquired the exclusive, worldwide license to patented technology for the development of human immunotherapies against Clostridium difficile infection (“C. diff”) from the University of Guelph, Ontario, Canada. The C. diff license gives the Company exclusive rights to develop, manufacture, and sell human active immunotherapies to treat C. diff infection that derive from certain technology covered by University of Guelph patents. The license also includes human diagnostic applications. In October 2013, the Company announced that positive results from a preclinical study related to this program.

In September 2013, the Company completed the closing of a private placement financing raising total gross proceeds of $12,000,000 (the “Private Placement”). In connection with the Private Placement, the Company issued a total of 11,428,570 units (the “Units”). Each Unit, sold for $1.05, comprised one share of the Company’s common shares and one half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of the Company’s common shares at a purchase price of $1.35 for a period of three years from the warrant issuance date. The Private Placement included a $5,000,000 investment by Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer.

In December 2013, the Company announced the issuance of two patents, in the United States and in China, covering the Company’s active immunotherapy technology for the treatment of Clostridium difficile, as licensed from the University of Guelph. The two patents describe certain novel cell surface polysaccharides and their chemical structures with broad claims covering antigen and active immunotherapies compositions for the treatment, prevention and diagnosis of C. diff infection.

In December 2013, the Company entered into a collaboration agreement with Amaran Biotechnology, Inc. to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using the Company’s GMP grade Keyhole Limpet Hemocyanin (“KLH”). The primary purpose of the alliance is to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using the Company’s GMP grade KLH. OBI-822, the lead immunotherapy product of OBI Pharma, Inc., is manufactured by Amaran and currently in Phase II/III clinical trials in the U.S., Taiwan, South Korea, India and Hong Kong, for the treatment of metastatic breast cancer.

The Company’s common shares are traded on the Canadian TSX Venture Exchange under the ticker symbol "KLH" and quoted on the U.S. OTCQB Marketplace under the ticker symbol “SBOTF.”

The authorized share capital of the Company consists of an unlimited number of common shares. As of August 31, 2013, the end of the most recent fiscal year, there were 57,946,160 common shares issued and outstanding. As of December 20, 2013, there were 75,865,031 common shares issued and outstanding.

The Company’s executive office and principal place of operations is:

332 East Scott Street

Port Hueneme, CA 93041

Telephone: (805) 488-2800

Facsimile: (805) 488-2889

E-Mail: InvestorRelations@stellarbiotech.com

Website: www.stellarbiotechnologies.com/

Principal contact persons for the Company are:

Frank Oakes, President and CEO

Mark A. McPartland, Vice-President of Corporate Development and Communications.

The Company also maintains a Canadian Regulatory Address at:

401 – 1231 Barclay Street

Vancouver, British Columbia, Canada

V6E 1H5

Capital Expenditures

The Company's capital expenditures, which primarily consist of scientific, manufacturing, and aquaculture equipment, for the previous three fiscal years is as follows:

Fiscal Year	Capital Expenditures	Assets Acquired

2013	$9,541	Purchase of property, plant and equipment
2012	$78,338	Purchase of property, plant and equipment
2011	$309,782	Purchase of property, plant and equipment

An expansion of the Company's keyhole limpet hatchery facility in Port Hueneme was completed in fiscal 2011. The expansion incorporates recent advances in aquaculture technology developed by the Company with grant support from the NSF. The expansion is designed to produce up to two million larvae which, based on the expected attrition rate of marine gastropod mollusks in land-based aquaculture systems, is expected to yield approximately 50,000 four-year-old limpets per year. The Company's aquaculture system incorporates a modular design that can accommodate incremental increases in capacity as KLH demand increases. Funds for the aquaculture expansion were provided by the NSF Phase IIB SBIR award of $498,560 and the remainder provided by the Company's working capital. Currently, the Company's production capacity is 1,500 grams per year. The Company currently has live M. crenulata inventory sufficient to increase KLH production volume by approximately 3,000 grams per year. The Company anticipates scaling up its production through the addition of the required equipment and personnel as demand warrants using funds received from the September 2013 private placement. Based on the current hatchery production, aquaculture infrastructure in place, and space available in the Company's facilities, the Company has future production capacity in excess of 20,000 grams of KLH annually, which will require an increase in limpet husbandry facilities, KLH extraction equipment, and staffing. The Company anticipates that such increases in production capacity could be substantially financed through leveraging KLH supply contracts and customer agreements.

B.	Business Overview

Stellar is a biotechnology company engaged in the research, development, manufacture and commercialization of Keyhole Limpet Hemocyanin ("KLH") and related products and technologies.

The Company’s goal is to serve the growing demand for this essential molecule in immunotherapeutic and immunodiagnostic markets.

Immunotherapy involves using the body’s own immune system to target and attack disease. Immunodiagnostics involves assessing the body’s immune status in relation to drug, disease or environmental effects. The Company’s KLH products and technologies can be used to stimulate the immune system in these applications.

KLH is a high molecular weight (HMW), immune-stimulating protein widely used in immunological applications, both as an active pharmaceutical ingredient (API) in certain research for immune therapies, including the treatment of cancer, infectious diseases and immune disorders, and as a finished product for testing immune status in patients and research settings.

KLH is refined from the hemolymph of a relatively scarce ocean mollusk, the Giant Keyhole Limpet (Megathura crenulata), which is native only to the rocky Pacific Ocean waters off California and Baja. The Company has considerable intellectual property related to KLH manufacture and the specialized systems required to sustain commercial-scale colonies of Giant Keyhole Limpet.

The Company refers to its proprietary technology and products by the brand “Stellar KLH™”

The Company sells Stellar KLH™ products for preclinical and clinical applications such as HMW and subunit protein in various grades, formulations and configurations, as well as certain preclinical in vitro diagnostic kits. The Company primarily sells its products directly to biotechnology and pharmaceutical companies, academic institutions, and clinical research organizations.

Through its leased facilities in Port Hueneme, California, the Company operates aquaculture, laboratory and production facilities to raise M. crenulata, and extract and purify KLH protein utilizing Company-developed proprietary methods and a patented non-lethal extraction process. The Company contracts with specialized contract manufacturing organizations ("CMO's") and contract research organizations ("CRO's) for certain steps of cGMP processing and quality control testing.

The Company believes it is the leader in sustainable manufacture of GMP-grade KLH. We base this belief on our expanding intellectual property, achievements in aquaculture science, KLH production capacity, and KLH sustainable manufacturing know-how.

By providing a source for scaleable, controlled production of the keyhole limpet through the Company’s aquaculture operational achievements, rather than relying solely on a scarce wild resource, the Company is positioning itself to be the only company capable of supplying GMP-grade KLH in commercial quantities that can meet anticipated long-term demand within the pharmaceutical industry.

The Company recently acquired exclusive, worldwide license from the University of Guelph to certain patented KLH-complementary immunotherapy technology for the treatment and diagnosis of Clostridium difficile infection (C. diff). This technology acquisition represents a significant strategic expansion for the Company and will provide a proprietary platform for the Company’s first active immunotherapy development program.

To date, the Company has primarily funded operations by the issuance of common shares, exercise of warrants, government grant revenues, and income from commercial supply contracts and KLH product sales.

The Company has entered into various supply and collaborative agreements for the development, manufacture or supply of Stellar KLH™ products or technology. Information regarding these arrangements is provided under Item 4., Business Overview, Products and under Agreements.

The Company’s strategic objectives are:

•	Expand our Stellar KLH™ technology portfolio through ongoing research and development and selective acquisition, while maintaining a strong balance sheet with careful resource management.
•	Seize opportunities for commercial growth that build on our strengths and core competencies in KLH development and immunotherapy.
•	Identify strategic pathways that leverage our Stellar KLH™ products and expertise into immunotherapy solutions.

Stellar KLH™ Technology

Keyhole Limpet Hemocyanin is a high-molecular-weight, immunogenic protein, which is a substance that naturally induces an immune response.  KLH is a highly effective T-cell dependent carrier protein that induces MHC Class I and Class II-restricted immune responses via antigen presenting cells. KLH has a long history (40+ years) of safe use in humans and in a wide variety of research applications.

KLH is widely used in immunological applications, both as an active pharmaceutical ingredient (API) in certain immune therapies and as a finished product for testing immune system status in patients and research settings.

As an API, KLH is an effective and safe carrier molecule for conjugation to vaccine antigens that are used to promote the generation of antibody and cell-mediated immune responses against targeted indications such as cancer, infectious diseases, rheumatoid arthritis, Alzheimer’s disease, and immune disorders. However, many subunit vaccine antigens require a carrier molecule or adjuvant in order to be effective. The combination of an antigen against specific pathogenic targets (e.g. tumors, microbials, over-expressed proteins), conjugated to the immunogenic KLH molecule, is the basis for a promising new class of drugs known as active immunotherapies or therapeutic vaccines.

Examples of KLH-based active immunotherapies and therapeutic vaccines in development in the U.S. and internationally: TNFα Kinoid therapeutic vaccine for rheumatoid arthritis & Crohn's disease, IFNα Kinoid therapeutic vaccine for systemic lupus erythematosus, autologous vaccine for lymphoma, Globo-H-KLH immunotherapy for metastatic breast cancer, MUC-2-KLH vaccine for prostate cancer, and therapeutic vaccines for various other cancers and disorders.

KLH also has diagnostic applications as a finished product.  It is extensively used by pharmaceutical companies and researchers as a safe, immune-stimulating antigen in drug screening, drug immunotoxicology and assessment of immune status. For example, KLH is a standard immunogen in T-Cell Dependent Antibody Response (TDAR), a functional assay used to assess an antibody response. TDAR with KLH is widely recognized as a standard test for monitoring the effects of drugs on the immune system.

KLH is refined from the hemolymph of a relatively scarce ocean mollusk, the Giant Keyhole Limpet (Megathura crenulata). Megathura crenulata is native only to a limited range of the rocky Pacific Ocean waters off California and Baja.  Its natural habitat is the shallow depths below low tide line.

The large size and complexity of the KLH molecule make it unsuitable for synthetic production; therefore it must be purified from its natural source, hemolymph extracted from the Giant Keyhole Limpet, which is rare and believed to be diminishing in population due, in part, to the lack of fishery regulations.

KLH is refined from the limpet's hemolymph, a fluid in the mollusk circulatory system. Hemolymph contains hemocyanin, a copper-based protein that serves as the animal's oxygen transport molecule to its cells. Unlike iron-based hemoglobin, which serves as the oxygen transport molecule in humans and other vertebrates and turns red when oxygenated, hemocyanin turns blue when oxygenated.

The Company has considerable intellectual property related to KLH manufacture and the environmental protection of the Giant Keyhole Limpet including, but not limited to, specialized aquaculture systems and technologies; spawning, selection and maintenance of Megathura crenulata; non-lethal KLH protein extraction methods; and the processing, purification and production of KLH formulations.

Stellar KLH™ Products

Stellar currently has only limited revenue from commercial sales of its Stellar KLH™ products. Commercial sales are highly dependent upon the rate of development and clinical trials of the active immunotherapies and other technologies being developed by third-party customers, which utilize the Company's products. The advancement and commercial success of these third-party products is dependent upon many factors, including available capital, trial recruitment, and regulatory review, and revenue from these customers is highly variable, but does not have seasonality.

Revenues from the sale of Stellar KLH™ products were $76,055 in fiscal 2013, $131,825 in fiscal 2012, and $18,988 in fiscal 2011. Contract revenues were $60,000 in fiscal 2013, $60,000 in fiscal 2012 and $60,000 in fiscal 2011. The geographic breakdown in fiscal 2013 was 84% Europe, 12% US, 3% South America and 1% Canada; fiscal 2013 was 42% Europe and 58% US; and fiscal 2011 was 88% Europe and 12% US.

Stellar primarily markets and distributes its products directly to biotechnology and pharmaceutical companies, academic institutions, and clinical research organizations. The geographic markets of the Company’s potential customers are equally spread across Europe, US and Asia.

The Company’s Stellar KLH™ products include HMW and subunit KLH protein in various grades, formulations and configurations, as well as certain preclinical in vitro diagnostic kits. Products offered, and target applications, include:

•	Stellar KLH™ Protein for vaccine conjugation and as carrier molecule in immunotherapies,
•	Stellar KLH™ Protein as immune stimulant for T-Cell Dependent Antibody Response (TDAR) in immunotoxicology applications,
•	Custom KLH formulations, conjugations and fill finishes for preclinical research and drug development applications, and
•	Stellar KLH™ ELISA assay test kits for the detection of KLH antibodies in preclinical research applications.

Selling prices for KLH protein vary ($5,000/gram – $200,000/gram) depending on purity, grade, preparation, and packaging configuration.

Development, Supply, Collaborative and License Agreements

The Company has entered into a number of agreements that are important to the Company’s profitability, development programs, and strategic position, both in the present and future. Entering into such agreements is part of our strategic approach, not a prediction of success. These agreements may take various forms including, but not limited to, supply agreements, development agreements, collaboration agreements, and license agreements; whereby the Company provides its KLH products and technologies in exchange for fees, revenues, or royalties. The Company may also enter into agreements by which we obtain products, technologies, or services from suppliers or collaborators. However, we cannot make any assurances as to whether any agreements we have entered into, or will execute in the future, will produce significant revenue or gross profit in any timeframe, if at all.

Supply agreements generally involve a customer’s commitment to purchase the Company’s KLH for use as an ingredient in the customer’s own immunotherapy products or as a finished product in their development programs. Development and collaboration agreements allow the Company and the collaborator to work jointly or independently, utilizing the Company’s products or technology to improve manufacturing processes or develop KLH-complementary products. License agreements provide an avenue for the Company to in-license intellectual property for use in the Company’s manufacturing or for further research and development by the Company. The Company may also out-license its KLH products or technology to pharmaceutical developers or suppliers.

These agreements may involve the use of our KLH in research and development, preclinical studies, clinical testing, or post-market commercialization stages. To date, the Company’s KLH has been used in research and development, preclinical, and clinical phases but has not yet been used in any post-market commercialized setting.

The Company’s significant agreements are described below.

Under the terms of two 2008 agreements, the Company will supply KLH products to Neovacs SA of Paris, France for use in development and manufacture of active immunotherapies. Neovacs has three Kinoid therapeutic vaccine drugs in clinical trials which use Stellar KLH™ as the carrier molecule: Neovacs’ IFNα-K drug for Lupus, TNF-K drug for Crohn’s disease, and TNF-K drug for Rheumatoid Arthritis.  Neovacs’ Kinoid drugs are immunotherapies that utilize Stellar KLH™ to stimulate an antibody response to the targeted cytokine. The supply agreement also provides for Neovacs to pay for a dedicated colony of limpets, which has provided contract revenue of $60,000 annually to the Company.

Under the terms of a December 2010 research collaboration agreement, Bayer Innovation GmbH (“Bayer”) accessed the Company's information on Stellar KLH™, including manufacturing methods and analytical data, in order to demonstrate the feasibility of improving process yields. When the research collaboration agreement terminated in August 2011, Stellar acquired an exclusive, worldwide sub-licensable and royalty-free license to the technology developed under collaboration between the Company and Bayer for the improved production method. The license included a carve-out by Bayer to use the technology in the non-Hodgkin Lymphoma active immunotherapies under development, but Stellar may exclusively commercialize the technology in other fields. The Company paid Bayer $200,000 for the licensing rights in 2011, which are jointly owned by both the Company and Bayer.

In August 2011, the Company entered into a marketing and sales agreement with SAFC, a unit of Sigma-Aldrich. Under the agreement, the Company produced KLH commercial intermediate and SAFC sold, distributed and marketed cGMP-grade HMW KLH for applications in active immunotherapies. The Company supplied all aquaculture-derived KLH intermediate required for production of SAFC cGMP KLH formulations. SAFC manufactured HMW KLH under cGMP conditions and also provided cGMP clinical and commercial manufacturing of bioconjugation services to support the development and manufacture of conjugate vaccines. The Company had sales under this agreement of $100,000 during fiscal 2012. The agreement was active until June 2013 when it expired without extension.

In October 2011, the Company into an exclusive manufacturing and supply agreement with Life Diagnostics, Inc., a leader in the manufacture and sale of ELISA test kits. Under the agreement, Life utilized Stellar KLH™ to develop and manufacture Stellar KLH™ brand ELISA test kits for the detection of anti-KLH antibodies, for use preclinical immunotoxicity and immunology research markets. A line of six test kits was launched to market in April 2012. To date, sales have been limited.

In July 2013, the Company acquired the exclusive, worldwide license to patented technology for the development of human immunotherapies against Clostridium difficile infection (“C. diff”) from the University of Guelph, Ontario, Canada. The C. diff License gives the Company exclusive rights to develop, manufacture, and sell human immunotherapies to treat C. diff infection that derive from technology covered by Guelph patents. The License also includes human diagnostic applications. The agreement covers a family of international patents and patent applications related to the cell-wall polysaccharide of C. diff named PSII. The Company is active in research related to these immunotherapies as described in the next section.

In December 2013, the Company entered into a collaboration agreement with Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer and large shareholder of the Company. Amaran designs, develops, and manufactures active immunotherapies such as OBI-822, the lead immunotherapy product of OBI Pharma, Inc.

The primary purpose of the alliance is to develop and evaluate methods for the manufacture of the OBI-822 active immunotherapy using the Company’s GMP grade KLH. OBI-822 is currently being evaluated for the treatment of metastatic breast cancer in international Phase II/III clinical trials in the United States, Taiwan, South Korea, India and Hong Kong. Under the agreement, the Company will be responsible for the production and delivery of GMP grade KLH for evaluation as a carrier molecule in OBI-822 active immunotherapy.  The Company will also be responsible for method development, product formulation, and process qualification for certain KLH reference standards.  Amaran will be responsible for development objectives and product specifications.  The agreement provides for Amaran to pay to the Company fees for certain expenses and costs associated with the development program.  Subject to certain conditions and timing, the collaboration also provides for the companies to negotiate a commercial supply agreement for Stellar KLH™ in the future.

Research and Development

The Company is actively involved in research and development of KLH products and technology, both alone and in collaboration with development partners.

In addition to the Company’s internal research and development (such as new KLH formulations and configurations), and the development activities related to the agreements described in this report, the Company is continually engaged in development and evaluation projects with a number of biopharmaceutical companies, such as for the evaluation of Stellar KLH™ in both therapeutic and diagnostic applications. These research projects are conducted under mutual non-disclosure agreements between the Company and interested parties.

The Company believes that recent collaborations, such as the newly acquired C. diff program and the collaboration agreement with Amaran, may provide for significant strategic, revenue and clinical opportunities for the Company’s future business.

Clostridium difficile Active Immunotherapy Development Program

In July 2013, the Company acquired the exclusive, worldwide license to patented technology for the development of human immunotherapies against Clostridium difficile infection (“C. diff”) from the University of Guelph, Ontario, Canada. (“Guelph”) (C. diff License”).

This technology acquisition represents a significant strategic expansion for the Company and will provide a proprietary platform for the Company’s first active immunotherapy development program. Although the Company’s current business/profitability is not dependent on this patent, the C. diff development program relies on the validity of this patent to secure its competitive advantage in this business niche.

Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients. C. diff is a bacteria which causes diarrhea and abdominal pain and is spread person to person. It is commonly found in the intestine and infections can be life-threatening for those taking antibiotics or who have serious pre-existing health issues. The incidence of C. diff infections is at a record high in the U.S. with more than 330,000 cases reported annually.  Related hospitalizations have tripled in the last decade and deaths related to C. diff increased 400% in recent years.  The cost of C. diff related treatment in the U.S. and Europe is estimated at more than $7 billion annually.

The C. diff License gives the Company exclusive rights to develop, manufacture and sell human active immunotherapies to treat C. diff infection that derive from technology covered by Guelph patents.  The C. diff License also includes human diagnostic applications.  Specifically, the agreement covers a family of international patents and patent applications related to the cell-wall polysaccharide of C. diff named PSII. The Company’s active immunotherapy technology for C. diff targets cell-surface antigens expressed across many strains of C. diff bacteria.  The Company’s approach combines selected polysaccharides of C. diff conjugated to Stellar KLH as carrier and adjuvant. A PSII-KLH conjugate vaccine may develop into a next-generation active immunotherapy treatment for this formidable disease. Although the Company’s current business/profitability is not dependent on this patent, the C. diff development program relies on the validity of this patent to secure its competitive advantage in this business niche.

The C. diff License agreement provides for license fees of $25,000 during the year ended August 31, 2013, $200,000 in 2014 and $20,000 annually thereafter, creditable against royalties due, if any. Royalties are payable for a mid-single digit percentage of related net sales, if any. License fees are also payable for a low-double digit percentage of related non-royalty sublicensing revenue, if any. The Company reimbursed past patent filing costs of approximately $50,000 during the year ended August 31, 2013, and will reimburse future patent prosecution costs. The license agreement does not have a fixed term or termination provisions.

Within 30 days of the effective date of the agreement and upon TSX Venture Exchange approval, the Company issued to Guelph 371,200 common shares and 278,400 non-transferable share purchase warrants.  Each warrant provided Guelph the right to purchase one common share on or before January 23, 2015, at a purchase price of CDN$1.25 per share.

The C. diff License agreement provides for milestone payments totaling $63,045,000 upon achievement of various financing, development and sales targets. No milestones were met during the year ended August 31, 2013, and there can be no assurance that the milestones will be met in the future.

The C. diff License was granted pursuant to an agreement executed in April 2012 whereby the Company obtained the exclusive option to license the technology from Guelph. During the option period, the Company and Guelph scientists conducted preclinical studies demonstrating that conjugate vaccines combining PSII technology with the Company’s KLH protein as adjuvant can protect against primary and secondary C. diff infection. Additional preclinical research is underway.

In April 2013, the Company announced publication of a peer-review article on the Company’s C. diff technology in the journal Expert Review of Vaccines (April 2013, Vol. 12, No.4). The paper titled “Carbohydrate-based Clostridium difficile Vaccines” was co-authored by scientists from the Company and Guelph. The article described biochemical characteristics of C. diff that support the Company’s carbohydrate-based immunotherapies approach to potential C. diff treatment.

In October 2013, the Company announced that positive results from a preclinical study of the Company’s KLH-conjugate active immunotherapeutic vaccine were presented in an oral presentation at the 8th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 8) held in Australia and also in a poster at the 7th Vaccine and ISV Congress held in Spain. The study described the design of a PSII-KLH immunotherapeutic vaccine and its evaluation in a murine model of C. diff infection. In the study, preliminary data demonstrated that vaccination with a PSII-KLH conjugate vaccine was effective in conferring protective immunity against C. diff infection, by improving survival in vaccinated mice compared to unvaccinated controls.  The study results suggest that the Company’s PSII-KLH active immunotherapy technology shows promise as an effective approach to treating C. diff.

The C. diff program is currently in preclinical development. The development of new therapies is subject to stringent regulatory requirements, long timelines and expensive research and development. The Company anticipates that the C. diff program will require significant funding resources.

Collaboration with Amaran on Development of OBI-822 Active Immunotherapy

In December 2013, the Company entered into a collaboration agreement with Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer and large shareholder of the Company. Amaran designs, develops, and manufactures active immunotherapies such as OBI-822, the lead immunotherapy product of OBI Pharma, Inc.

The primary purpose of the alliance is to develop and evaluate methods for the manufacture of the OBI-822 active immunotherapy using the Company’s GMP grade KLH.

OBI-822 is a new generation of active immunotherapy combining Globo-H, a carbohydrate antigen frequently expressed by cancer cells, together with KLH as the immune-stimulating carrier molecule.  An active immunotherapy uses a patient’s own immune system to recognize and mount an attack against the targeted tumor cells.

OBI-822 is currently being evaluated for the treatment of metastatic breast cancer in international Phase II/III clinical trials in the United States, Taiwan, South Korea, India and Hong Kong.  OBI-822 is in Phase III in Taiwan and Phase II in the U.S., South Korea, India and Hong Kong. It is also being evaluated for the treatment of ovarian cancer in an investigator-initiated Phase 1/2 clinical trial in Taiwan.

Under the terms of the agreement, the Company will be responsible for the production and delivery of GMP grade KLH for evaluation as a carrier molecule in OBI-822 active immunotherapy.  The Company will also be responsible for method development, product formulation, and process qualification for certain KLH reference standards.  Amaran will be responsible for development objectives and product specifications.

The agreement provides for Amaran to pay to the Company fees for certain expenses and costs associated with the development program.  Subject to certain conditions and timing, the collaboration also provides for the companies to negotiate a commercial supply agreement for Stellar KLH™ in the future.

Royalty Agreement

In August 2002, the Company entered into a royalty agreement with Frank Oakes, the Company’s current President and CEO. Under the agreement, Mr. Oakes agreed to assign certain patent rights to the Company in exchange for 5% of gross receipts in excess of $500,000 annually from products using this invention. The Company's current operations utilize this invention. To date, the Company had paid no royalties under the agreement.

Intellectual Property and Patents

The Company holds important intellectual property related to KLH development and manufacture and to the environmental protection of the Giant Keyhole Limpet including, but not limited to, patents, patent applications and trade secrets related to specialized aquaculture systems and technologies; spawning, selection and maintenance of Megathura crenulata; non-lethal KLH protein extraction methods; and the processing, purification and production of KLH formulations. This intellectual property is key to the Company’s belief that it will be the only company capable of sustainably manufacturing KLH to meet future pharmaceutical industry demands. The Company’s patents provide competitive advantage and assure freedom to operate in this highly specialized field and trade secret manufacturing technology provide a basis for the continuity of future operations independent from patented technologies.

The Company currently holds 6 patents in 5 countries.

4 of the patents are related to its non-lethal hemocyanin extraction methods. These patents, including their country and expiry date, are:

US6,852,338	United States	January 15, 2023
CA2,444,809	Canada	April 18, 2022

European Patent Office publication of EP02731,401 are registered in:

FR1,389,123	France	April 18, 2022
DE60230260.9	Germany	April 18, 2022

The United States patent covers a two-step method for obtaining hemolymph from a live gastropod mollusk. It was originally granted to Frank Oakes, the Company's CEO, who assigned the patent to the Company under an agreement dated August 14, 2002. The foreign patents received in Canada and Europe are relatives of the original United States patent.

2 of the patents relate to the Company’s active immunotherapy technology for the treatment of Clostridium difficile infection (“C. diff”). These patents, including their country and expiry date, are:

US8,597,663	United States	June 24, 2030
200880115518.2	China	September 11, 2028

The two C. diff patents describe certain novel cell surface polysaccharides and their chemical structures with broad claims covering antigen and vaccine compositions for the treatment, prevention and diagnosis of C. diff infection.

The Company has also filed Provisional Patent Applications in the United States. Under United States patent law, a Provisional Application filed with the United States Patent and Trademark Office is a means to establish an early effective filing date for a later filed patent application. It also allows the term "Patent Pending" to be applied in connection with the description of the invention. A provisional application has a pendency lasting 12 months from the date the provisional application is filed. This 12-month period cannot be extended. Therefore, an applicant that files a provisional application must file a corresponding non-provisional application for a patent in order to benefit from the earlier filing of the provisional application. Provisional applications are only valid in the United States. The Company may allow certain provisional patent applications to expire and important intellectual property will be captured in new provisional patent applications.

The Company filed a provisional application on August 24, 2010 for native KLH technology for compositions containing native KLH, production methods for making native KLH, and methods and kits for testing immune status using native KLH. This provisional application was allowed to expire on August 24, 2011 and a new, updated provisional application was filed on the same day. That provisional application expired on August 24, 2012, and a further updated application was filed on September 6, 2012. The current provisional application expired on September 5, 2013.

On November 8, 2012, the Company filed a provisional application for new innovations related to the Company's KLH technology. This application includes claims for pharmaceutical grade compositions of matter, advanced manufacturing processes, and methods of use in a wide range of therapies. The provisional application expired on November 7, 2013.

Certain of the Company's proprietary operational methods are protected as trade secrets.

Government Regulations

The Company’s operations are subject to regulation at the local, State and Federal levels by a number of regulatory agencies including, but not limited to, US Food and Drug Administration, US Environmental Protection Agency, US Fish and Wildlife Service, US Secretary of the Navy, California Regional Water Quality Control Board, California Department of Fish and Wildlife, California Coastal Commission, California Air Pollution Control Board, County of Ventura, and City of Port Hueneme. These regulations include the Company’s aquaculture and harvesting activities, as well as production operations, site development, and drug research, development and sales.

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

In order to receive approval for a new drug or active immunotherapies, a Company must demonstrate to the applicable regulatory authority that the drug is safe and effective. This process requires successful pre-clinical laboratory testing, and human clinical trials, before application for approval is made. In addition, the Company must submit details of each phase of testing to the appropriate regulatory authorities in order to receive approval to continue to the next phase.

After the successful completion of the laboratory testing and animal studies, human testing is conducted in three phases. Phase I is conducted on a small number of human subjects and is designed to test the safety of the drug. Phase II uses human subjects with the targeted disease or condition in order to establish efficacy and optimal dosages, as well as related safety information. Phase III trials have similar goals to Phase II trials, but are typically conducted on a much larger number of subjects and are also intended to compare the drug against current treatments.

After completion of the Phase III trials, application for marketing approval is submitted to the regulatory authorities. The application will include the results of all the testing and human trials, as well as information regarding processing, manufacturing and packaging. If approved, the drug is then authorized for sale.

Currently, none of the Company’s commercialized products are subject to approval as a drug by any regulatory authority. However, many of the Company's current customers are utilizing Stellar KLH™ products in the development of pharmaceuticals that are subject to the regulatory process described above. These customers’ drugs will require regulatory approval before they can be sold commercially. The approval process is typically long and expensive. Clinical trials may not be successful and such products may not receive regulatory approval. Delays or the inability to obtain regulatory approvals for products from third party customers that use the Company's products will have a direct effect on the demand for the Company's products.

The Company’s aquaculture operations are subject to laws and regulations covering clean water and waste discharge, as well as licenses for the harvesting of wild keyhole limpets for its operations.

In March 2013, the Company submitted to the U.S. Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER), a Type II Drug Substance Master File for its subunit KLH. A Master File is a confidential, detailed dossier kept on file at the FDA that contains the proprietary information on the manufacture and safety of a drug component. The Company’s Master Files are intended to support the regulatory approval process for customers’ products that use the Company’s KLH. These files allow the Company to control access to its manufacturing data while supporting customers’ needs to reference that data as part of their active immunotherapies product regulatory applications. This may help expedite regulatory processes for future drug products and clinical trials utilizing the Company’s KLH protein.

C.	Organizational Structure

The Company currently has one wholly-owned subsidiary, Stellar Biotechnologies, Inc., a corporation incorporated under the laws of the State of California on September 9, 1999.

D.	Property, Plants and Equipment

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

The Company's aquaculture operations are land-based and encompass several buildings and 37,000 square foot oceanfront leasehold facility within the Port Hueneme Aquaculture Business Park, located on the Pacific Ocean within the Port Hueneme Harbor District. This facility includes aquaculture, laboratory and manufacturing operations.

The Company’s aquaculture program is the culmination of decades of specialized development by the Company across a range of disciplines. It is also the cornerstone of the Company’s environmental commitment to protecting the Giant Keyhole Limpet (Megathura crenulata). The Company’s aquaculture operations are subject to regulation by the California Department of Fish and Wildlife and the California Regional Water Quality Control Board. These agencies impose regulations that restrict any activity that could pose a potential risk to the California marine environment including, but not limited to seawater waste discharge limitations specified in the Company’s National Pollution Discharge Elimination Systems (NPDES) permit. The Company has operated in compliance with all environmental regulations imposed by these agencies since inception of its subsidiary in 1999 but violations of the limitations and restrictions imposed by these agencies, if not remedied in a timely manner could jeopardize the Company’s operating permits and the continued utilization of it’s assets.

The Company’s aquaculture operations were specially developed in the 1990's for production and research on gastropod mollusks. The facility has been in near continuous operation since that time. The specialized aquaculture systems were designed and built to support large colonies of multiple generations of California giant keyhole limpets for the purpose of scalable commercial production of KLH for use in the pharmaceutical and immunology research industries. The Company’s aquaculture facility includes, among other specialized infrastructure, a fully permitted seawater supply system, recirculating seawater supply systems, environmental controls and regulated seawater return to the ocean. The site also contains a fabrication shop for production of equipment and culture apparatus.

The Company utilizes proprietary methods for the control of spawning, larval development, metamorphosis and grow-out of the limpets. All proprietary technologies for aquaculture production were developed by the Company and are protected as trade secrets.

In December 2011, the Company announced the completion of a major expansion of its keyhole limpet hatchery facility. The new facility has a spawning capacity of 2 million larvae and is designed to produce 50,000 four-year-old limpets per year to support the increased industry demand for KLH products.

In January 2013, the Company announced its achievement of an industry milestone in aquaculture science. The Company developed the capability to support the complete life cycle of the Giant Keyhole Limpet (Megathura crenulata), the scarce marine mollusk that is the only source for KLH protein. The Company’s aquaculture program now includes multiple generations of the Giant Keyhole Limpet, grown entirely within its own land-based facility. Limpets used by the Company can be derived from either its own aquaculture production facility or harvested from the wild fishery under license from the State of California Department of Fish and Wildlife.

The Company believes that its aquaculture accomplishments set an unprecedented benchmark for KLH manufacturing and represent competitive advantages for the Company. The Company believes that it now has the only demonstrated aquaculture system with multiple generations of the Giant Keyhole Limpet spawned, grown and sustained within a land-based facility, for the purpose of commercial KLH production. Other KLH suppliers are reliant on scarce, wild populations of limpets. We base these beliefs on our intellectual property, achievements in aquaculture science, KLH production capacity, KLH sustainable manufacturing know-how, and California industry survey data. These achievements will allow the Company to supply commercial quantities of GMP grade KLH that can meet anticipated long-term demand, while ensuring survival of a wild species.

The production process includes feeding regimens and the recirculation of seawater optimized for limpet health and growth. Each closed recirculating system is equipped with temperature controlled seawater distribution, filtration and treatment equipment. The Company’s facility currently includes 18 production tanks plus 400 individual limpet production modules in two independent closed recirculating aquaculture production systems after a recent major expansion which incorporated significant advances in technology developed by the Company with support from monetary grants from the National Science Foundation. These advancements include methods for the control of the limpet reproductive cycle and systems for intensive propagation of the complex larval stages.

The aquaculture production cycle (to raise mature for KLH production from fertilized eggs) is 5 years, with multiple complex larval and juvenile stages. Mature limpets can be extracted for KLH several times per year and, if properly maintained, the average extracted quantity of KLH per year per limpet is predictable and useful in estimating targets for production planning and optimizing the use of the physical plant. The hemolymph is extracted in a sterile, non-harmful manner utilizing the Company's patented methods. Once extracted, the hemolymph is processed through the Company's proprietary methods, which are protected as trade secrets. The Company contracts with specialized contract manufacturing organizations (CMO’s) and contract research organizations (CRO’s) for certain steps of current good manufacturing practice ("cGMP") and quality control testing.

Current limpet inventory in the Company's aquaculture facilities is approximately 1,000 limpets for production, with a further 3,000 limpets held in reserve to accommodate increases in demand and natural attrition. The natural attrition rate in production inventory is estimated at approximately 15% per year, and process related attrition is estimated at 5% a year. To support its current mature limpet inventory, the Company requires approximately 200 mature limpets per year, obtained either through the Company's hatchery operations or through the wild fishery. The actual life expectancy of a mature limpet has yet to be determined experimentally, and no natural history data is available. From internal data the Company estimates the productive life of a commercial limpet to be approximately 10 years.

Given sufficient funding to continue scale-up, Stellar’s projected production capacity is 4-5 kilograms per year within the next four years, and up to 20 kilograms per year a few years after that, depending on customers’ requirements and our ability to execute supply commitments.

The Company currently maintains a production inventory of qualified Megathura crenulata sufficient for an annual minimum KLH pharmaceutical intermediate production capacity of 1,500 grams/year, with a projected maximum of 2,000 grams/year with double shift labor schedules. KLH starting pharmaceutical intermediate is normally produced “just in time” to fill customer orders or to meet the Company’s requirements for production of fully purified KLH formulations. This capacity is considered sufficient to meet the Company’s obligations under supply agreements with current customers, under which the Company has agreed to maintain capacity to meet customers’ non-binding rolling forecasts, with surplus capacity to support business development activities. The Company also maintains a Megathura crenulata live animal inventory sufficient to increase KLH production volume by an additional 3,000 grams/year through an increase in aquaculture tank capacity and production scheduling or manufacturing capacity.

The quantity of KLH pharmaceutical intermediate produced in fiscal 2013 was approximately 46 grams for product development and research. The Company sold approximately 0.34 grams of KLH in various formulations from prior years production. The quantity produced in 2012 was 161 grams for commercial sales, contract obligations, product development and research and 20.5 grams of KLH in various formulations were sold, including a portion from prior years’ production. The quantity produced in 2011 was approximately 340 grams for commercial sales, contract obligations, product development and research. The Company sold 0.76 grams of KLH in various formulations in that fiscal year.

The hold-time assigned to KLH pharmaceutical intermediate produced by the Company is 90 days, based on the in-process hold established in the Master Batch Record for the product. Stability studies on the Company’s purified suKLH (KLH 20MV) support a shelf life of 36 months and stability studies are currently on-going for the Company’s HMW KLH (KLH 01NV).

It is anticipated that the Company could produce and hold in inventory sufficient quantities of KLH to meet future demand for KLH, once shelf life is established for each KLH formulation.

The Company’s plans to expand KLH production capacity are based on the Company’s customers’ forecasts for KLH requirements during active immunotherapies commercialization and the Company’s commitment to meet its customers’ future forecasted KLH requirements. The aquaculture production cycle (to raise mature for KLH production from fertilized eggs) is 5 years. The plan to incrementally increase KLH production to meet anticipated multi-kilogram customer requirements during active immunotherapies commercialization requires a five year plan in which hatchery production of juvenile (1 year) limpets is initiated years ahead of anticipated market demand. The initial phase of the plan is to produce a sufficient quantity of juvenile limpets to meet an anticipated 20 kg market demand for KLH 5-7 years in the future. It is anticipated that such expansion would require additional capital expenditures of approximately $1-2 million and would likely be financed by leveraging KLH supply contracts and customer agreements.

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has since inception primarily financed its activities through the issuance of equity as well as through government grant programs and limited commercial sales of its products. Subsequent to the end of the most recent fiscal year ended August 31, 2013 and through December 20, 2013, the Company closed a private placement of 11,428,570 units (consisting of one common share and one half common share purchase warrant) for gross proceeds of $12,000,000, and also received CDN$4,118,352 from the exercise of options and warrants. The Company believes its cash and cash equivalents at August 31, 2013, the funds received from exercise of options and warrants, and the $12 million gross proceeds raised during the September 2013 private placement are sufficient to meet estimated working capital requirements and fund planned operations for at least the next twelve months. Notwithstanding the above, the Company may decide to expand operations, undertake strategic acquisitions or determine some other business need. In such case, the Company would then seek financing for such events. This may occur within the next 6 to 18 months.

Grants

The Company has historically financed a portion of its operations through the receipt of monetary grants made available through programs funded and administered by various United States Government departments. The grants offer non-dilutive funding for research and development for projects that align directly with the Company's strategic goals.

These grants are intended to foster and promote research and innovation in important scientific and technological projects. The awards have various program funding periods. Phase I funding is typically for a period of six months, after which companies may apply for Phase II funding for an additional 24 months.

In the most recent three fiscal years, the Company has recognized the following grant funding through its subsidiary:

•	National Science Foundation (NSF) Small Business Innovation Research ("SBIR") grant through the Technology Enhancement for Commercial Partnerships ("TECP") program. The initial $462,000 award was granted in March 2009, an additional $99,000 award was granted in December 2010, and these were supplemented with a Phase IIB award of $499,000 awarded in August 2011 for an additional 24 months. The project is entitled "Megathura Crenulata Post Larval Culture - Bottleneck for a Valuable Medical Resource". The purpose of the project is to allow for the full implementation of the commercial scale aquaculture systems for KLH production and development of a validated KLH-based immunogenicity assay. Grant revenues were recording in the most recent three fiscal years as the Company fulfilled the grant requirements.
•	Two grants under the Therapeutic Discovery Project Program administered by Internal Revenue Service were awarded in November 2010. The grants are entitled "Diagnostic Immune Status Monitoring in Patients with Immunodeficiency" and "Enabling ICH-S8 Immunotoxicity Testing with Keyhole Limpet Hemocyanin". The grants together totaled $488,985 and were used to provide supplemental funding for the Company's diagnostic development and KLH immunogenicity platforms.

The Company intends to apply for a total of $300,000 in new grants during fiscal 2014.

A. Results of Operations

The greatest impact on the comparison of consolidated statements of loss and comprehensive loss is from fluctuations in change in fair value of warrant liability. As a result of having exercise prices denominated in a currency other than the Company’s functional currency, the Company’s warrants with Canadian dollar exercise prices meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with noncash adjustments to fair value recognized through the consolidated statements of loss and comprehensive loss. Fair values are based on Black-Scholes option pricing model. The losses and gains in each year are a reflection of the Company’s share price fluctuations with increases in share prices causing greater warrant liability and a resulting loss on fair value of warrant liability, while decreases in share prices cause a resulting gain on fair value of warrant liability. Changes in fair value of warrant liability have no impact on cash flow. If the warrants are exercised, the warrant liability is reclassified to share capital. If the warrants expire, the decrease in warrant liability offsets the changes in fair value.

Year Ended August 31, 2013

During the year ended August 31, 2013, the Company acquired the exclusive, worldwide license from the University of Guelph for the development of immunotherapies against Clostridium difficile infection, which was based upon the exclusive option agreement entered into during fiscal 2012. A new Type II Master File for its subunit KLH was submitted to the FDA in March 2013. Provisional patent applications were filed for inventions related to KLH manufacturing controls, KLH formulations, test kits, and KLH-based combinatorial adjuvant technology during the year. The Company’s common stock began trading on the OTCQB Marketplace in the United States in January 2013.

The Loss and Comprehensive Loss for the year was ($14,886,513), or ($0.29) per share, compared to the Loss and Comprehensive Loss of ($5,196,696), or ($0.12) per share, for the fiscal year ended August 31, 2012. The higher loss in the current year was primarily due to a large change in the fair value of warrant liability.

Revenue for the year totaled $545,469 compared to revenue of $286,054 in the prior year. Revenue included commercial sales of $76,055 compared to $131,825. The decline was largely due to a single large sale of KLH in fiscal 2012. Grant revenue rose to $409,414 from $94,229 due to timing of grant activities and completion of NSF Phase II/IIB in fiscal 2013. Contract income of $60,000 was the same in both periods. Costs of production, aquaculture and grants increased to $576,528 from $436,401. Cost of production and aquaculture declined to $167,114 from $342,358, while grant costs increased to $409,414 from $94,043 due to the timing of grant activities and the completion of a NSF Phase II/IIB grant in the current year.

Expenses for the year ended August 31, 2013 declined to $3,647,400 from $6,372,333 incurred in the year ended August 31, 2012. During the current year, management made efforts to temporarily reduce operating costs until addition financing was received, which resulted in the significant decline in overall operating expenses. Large changes in expenses occurred in salaries, wages and benefits, which declined to $709,319 from $1,152,320 due to voluntary salary reductions and reductions in the number of personnel. Research and development was $1,445,616 compared to $1,825,585 due to the timing of research and development activity, particularly outside contracts. Legal, consulting and professional services fell to $321,785 from $602,865 as the Company reduced expenses through reductions in outside contracted services. Share-based payments were $627,025, which was a decline of $1,289,506 from the $1,916,531 recorded in fiscal 2012. The decline was related to the timing of the granting of stock options in fiscal 2013, and the share-based payments under the performance share program vesting during fiscal 2012. General and administration expenses declined to $585,434 from $801,259 as a result of management’s efforts to reduce operating costs. Allocation of expenses to grant costs was ($166,612) compared to ($38,371), with the increase related to the higher grant expenditures in the current year.

Other income was ($11,207,254) in fiscal 2013 compared to $1,326,784 in fiscal 2012. The largest change occurred in change in fair value of warrant liability, which increased to ($11,116,402) from $1,206,812. Because the Company completed equity offerings in prior periods that included warrants denominated in Canadian dollars, the warrants are classified as derivatives and are measured at fair value based on Black-Scholes pricing models. Adjustments to fair value are recognized in the Statement of Loss and Comprehensive Loss. The loss in the current year is a reflection of the Company’s share price increasing from August 31, 2012 to August 31, 2013. Foreign exchange in fiscal 2013 was a loss of $95,842 compared to income of $10,091 in fiscal 2013. The change was due to unfavorable exchange rates in the current year. Loss recovery was $Nil in fiscal 2013 compared to $105,000 in fiscal 2012 as the Company received a settlement for the value of KLH which had been damaged by a vendor. Interest income was largely unchanged at $4,990 compared to $4,881.

Year Ended August 31, 2012

During the year ended August 31, 2012, the Company announced it had received it first purchase order from Sigma-Aldrich under their marketing agreement and entered into an agreement with Life Diagnostics for the manufacture of the Company brand KLH ELISA test kits for the detection of anti-KLH antibodies. These test kits were launched to market in April 2012. The Company also entered into an agreement with the University of Guelph under which the University has granted the Company an exclusive option to license a patent pending technology for the development of an immunotherapeutic candidate against CDI, a major cause of infection and mortality in hospitalized patients.

During the year ended August 31, 2011, the Company received payment for a filled order of KLH from Neovacs SA for its active immunotherapies for use in human trials for rheumatoid arthritis and lupus, and received a milestone payment from Bayer for the immunotherapies for Non-Hodgkin's Lymphoma. The Company also acquired an exclusive license to the technology developed in the collaborative agreement with Bayer. The Company also received a two-year extension to the Company's SBIR Grant totaling $498,560, an additional NSF Grant for $99,000, and two grants under the IRS Therapeutic Discovery Project Program for a total grant award of $488,985.

Due to delays in the clinical trials scheduled to be conducted by several of the Company's customers, anticipated revenues from KLH sales under existing supply contracts were not realized during the year ended August 31, 2012. However, the Company was awarded a Phase IIB SBIR grant from the National Science Foundation totaling $498,560 over two years which will allow full implementation of commercial scale aquaculture systems for KLH production and development and deployment of a validated KLH-based immunogenicity assay.

The Loss and Comprehensive Loss for 2012 was ($5,196,696), or ($0.12) per share, compared to the Loss and Comprehensive Loss of ($3,597,279), or ($0.09) per share, for the fiscal year ended August 31, 2011. The higher loss in the current year was primarily due to lower revenue and higher expenses, including salaries and research and development.

Revenue for 2012 totaled $286,054 compared to revenue of $697,187 in the prior year. Revenue included commercial sales of $131,825, which rose from $18,988 in 2011, due to a large sale of KLH during the current year. Grant revenue declined to $94,229 from $618,199 due to non-recurring IRS grants received in the prior year. Contract income of $60,000 was the same in both periods. Costs of production, aquaculture and grants decreased to $436,401 from $1,009,083 due to the lower revenue and grants received.

Expenses for the year ended in 2012 increased to $6,372,333 from the $4,519,650 incurred in 2011. Large changes in expenses occurred in salaries, wages and benefits, which rose to $1,152,320 in 2012 from $797,263 in 2011 as there was an increase in the number of employees to support the Company's new programs as well as salary increases granted by the Board of Directors; Research and development increased to $1,825,585 in 2012 from $825,887 in 2011 due to an increase in research, including a pre-clinical study for the proof of concept for the C. diff program with the University of Guelph; Legal, consulting and professional services rose to $602,865 in 2012 from $363,753 in 2011 due to increased business development and corporate development activities performed by outside consultants. Share-based payments increased to $1,916,531 in 2012 from $1,738,709 in 2011, with much of the increase related to the measurement of vested performance shares. General and Administrative rose to $801,259 in 2012 from $747,883 in 2011 due to the Company's higher level of corporate activity in the 2012 fiscal year.

Other income rose to $1,326,784 in 2012 from $1,235,067 in 2011. Loss recovery was $105,000 compared to $Nil in the prior year. The Company received a settlement for the value of KLH that had been damaged by a vendor. Foreign exchange gain rose to $10,091 from $3,333 due to favorable US-Canadian exchange rates; Change in fair value of warrant liability totaled $1,206,812 in 2012 compared to $1,220,437 in the prior year. Because the Company completed equity offerings in prior periods that included warrants denominated in Canadian dollars, the warrants are classified as derivatives and are measured at fair value based on Black-Scholes pricing models. Adjustments to fair value are recognized in the Statement of Loss and Comprehensive Loss. The gain in both prior years was caused by share prices decreasing from August 31, 2011 to August 31, 2012 and from August 31, 2010 to August 31, 2011, respectively. Interest income declined to $4,881 in 2012 from $11,297 due to a lower balance of interest bearing cash and cash equivalents during the current year.

B. Liquidity and Capital Resources

The Company’s working capital position at August 31, 2013 was $4,225,714, including cash and cash equivalents of $7,859,889. Management believes the current working capital, including funds raised through a private placement of units (common shares and warrants) and the exercise of warrants and options subsequent to the year-end, is sufficient to meet the Company's present requirements, including all contractual obligations and anticipated research and development expenditures in fiscal 2014. The Company expects to finance its future expenditures and obligations through revenues from commercial sales, contract income, grant revenues, and sales of common shares. The timing of such offerings is dependent upon several factors, including the success of the Company’s operational plans as well as the general economic climate and market conditions. There are no restrictions on the ability of the Company’s subsidiary to transfer funds to the Company.

Subsequent to the fiscal 2013 year-end, the Company completed a private placement of its common shares.

The Company issued 11,428,570 units for total gross proceeds of $12,000,000. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one additional common share at a price of $1.35 for a period of three years from the issuance date of the warrants. The private placement consisted of two closing; a brokered portion sold to institutional and accredited investors totaling $5,000,000 (4,761,903 units) (the “Brokered Offering”) and a non-brokered portion totaling $7,000,000 (6,666,667 units (the “Non-brokered Offering”). The non-brokered offering included a $5,000,000 investment by Amaran Biotechnology, Inc. a privately-held Taiwan biopharmaceuticals manufacturer. Newport Coast Securities, Inc., an SEC registered broker-dealer and FINRA member firm, served as exclusive placement agent on behalf of the Company and received commissions totaling $346,325 and 333,333 placement agent warrants (the “Agent Warrants”). Each Agent warrant entitles the holder to purchase one additional share of Stellar’s common shares at a purchase price of $1.05 for a period of three years from the issuance date of the Agent Warrants. No finders’ fees or commissions were paid on the Non-brokered Offering. The securities sold in the private placement were not registered under the Securities Act of 1933, as amended, or State securities laws and were sold in reliance upon exemptions from registration requirements.

The Company has historically financed its operations through revenue, including grant income, as well as through the issuance of common shares. The following sales and issuances of common shares have been completed in the last 3 fiscal years and in fiscal 2014 through December 20, 2013.

Table No. 2

Common Share Issuances

All Figures in US Dollars unless otherwise noted

Fiscal Year Ended August 31	Type of Share Issuance	Number of Common Shares Issued	Price		Gross Proceeds or Deemed Value

Fiscal 2014	Private Placement	11,428,570		$1.05		$12,000,000
Through	Exercise of Warrants	5,503,800		Various	CDN$	3,798,030
Dec. 20, 2013	Exercise of Options	986,501		Various	CND$	320,322

2013	Private Placement	4,000,000	CDN$	0.25		$1,007,900
	Private Placement	1,998,400	CDN$	0.25		$502,098
	Private Placement	3,260,000	CDN$	0.50		$1,605,877
	Exercise of warrants	2,738,000		Various		$1,510,336
	Exercise of options	164,999		Various		$72,403
	Issued to acquire license (1)	371,200	CDN$	0.832		$296,394

2012	Exercise of Warrants	2,318,600		Various		$830,715
	Exercise of Options	170,000		Various		$46,494
	Issuance of Performance Share	1,313,130		$0.28		$366,363

2011	Private Placement	3,000,000	CDN$	0.35		$1,002,497
	Private Placement	6,213,000	CDN$	0.60		$3,695,784
	Issuance of Performance Shares	3,333,335		$1.02		$3,400,000
	Exercise of Warrants	2,148,805		Various		$784,858

(1) $491,408 deemed value less $195,014 allocated to fair value of warrants for 278,400 non-transferrable share purchase warrants issued to acquire license.

Fiscal Year Ended August 31, 2013

As of August 31, 2013, the Company's working capital position was $4,225,714 compared to working capital of $486,019 as of August 31, 2012.

During the year, operating activities used cash of ($2,924,965). Items not affecting cash included amortization and depreciation of $124,833; share-based payments related to the issuance of stock options of $627,025; unrealized foreign exchange loss of $31.271; change in fair value of warrant liability of $11,116,402 due to adjustment to fair value of warrants previously issued; and fair value of shares and warrants issued for research license of $491,408. Changes in non-cash working capital items include an increase in amounts receivable of ($256,638) related to grants; increase in deferred financing costs related to the private placement of units completed after the fiscal year used cash of ($62,027); increase in prepaid expenses used cash of ($2,658); increase in accounts payable and accrued liabilities of $19,409; and decrease in deferred revenue of ($127,477) related to the timing of work performed under grants for which cash had been received in the prior year but earned in the current year.

Financing activities provided cash of $9,730,826. Proceeds from exercise of warrants and options provided cash of $1,582,739; share subscription proceeds provided cash of $8,271,549, including $5,000,000 received in advance of the September private placement closing; share issuance costs used cash of ($125,062); and payment of deposits provided cash of $1,600. Investing activities used cash of ($9,541), with the entire amount used for the acquisition of property, plant and equipment. Effect of exchange rate changes on cash and cash equivalents was $64,571.

During the year 2013, a total of 12,532,599 common shares were issued:

•	9,258,400 common shares were issued pursuant to private placements for gross proceeds of $3,115,875.
•	2,738,000 common shares were issued pursuant to the exercise of warrants for proceeds of $1,510,336.
•	164,999 common shares were issued pursuant to the exercise of options for proceeds of $72,403.
•	371,200 common shares were issued to acquire a license at a deemed value of $491,408 less $195,014 allocated to fair value of warrants for 278,400 non-transferrable share purchase warrants issued to acquire license.

The Company's cash and cash equivalents totaled $7,859,889 as at August 31, 2013 compared to cash and cash equivalents of $998,998 at August 31, 2012 an increase of $6,860,891 during the year.

Fiscal Year Ended August 31, 2012

As of August 31, 2012, the Company's working capital position was $486,019 compared to working capital of $4,061,980 as of August 31, 2011. During the year, operating activities used cash of ($3,947,814). Items not affecting cash included amortization and depreciation of $112,144; share-based payments of $1,916,531 related to the issuance of stock options and performance shares; change in fair value of warrant liability of ($1,206,812), which was due to adjustment to fair value of warrants previously issued; and unrealized foreign exchange gain of ($12,539). Changes in non-cash working capital items include a decrease in accounts receivable of $32,188; a decrease in prepaid expenses of $4,376; an increase in accounts payable and accrued liabilities of $275,517; and an increase in deferred revenue of $127,477 due to the timing of work performed under grants for which cash had been received but not yet earned.

Financing activities provided cash of $877,210, with the entire amount provided by proceeds from the exercise of options and warrants. Investing activities used cash of ($78,338), with the entire amount used for the acquisition of property, plant and equipment. Effect of exchange rate changes on cash and cash equivalents also provided cash of $2,448.

During the year 2012, a total of 3,801,730 common shares were issued:

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

Fiscal Year Ended August 31, 2011

As of August 31, 2011, the Company's working capital position was $4,061,980 compared to working capital of $2,174,121 as of September 1, 2010. During the year, operating activities used cash of ($2,617,768). Items not affecting cash included amortization and depreciation of $87,325; share-based payments of $1,738,709 related to the issuance of stock options and performance shares; change in fair value of warrant liability of ($1,220,437), which was due to adjustment to fair value of warrants previously issued; and unrealized foreign exchange gain of ($4,559). Changes in non-cash working capital items include a decrease in accounts receivable of $532,807 related to grants, increase in prepaid expenses of ($13,664), and decrease in accounts payable and accrued liabilities of ($140,670).

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

During the year 2011, a total of 14,695,140 common shares were issued:

•	9,213,000 common shares were issued pursuant to private placements for gross proceeds of $4,729,524.
•	3,333,335 common shares were issued to officers, directors and employees pursuant to the Company's Performance Share Plan.
•	2,148,805 common shares were issued pursuant to the exercise of warrants for proceeds of $784,858.

The Company's cash and cash equivalents totaled $4,145,492 at August 31, 2011 compared to cash and cash equivalents of $2,003,296 as of September 1, 2010, an increase of $2,142,196 during the year.

Basis of Presentation, Significant Accounting Policies and Estimates

The audited financial statements for the periods ended August 31, 2013, 2012, and 2011 are prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company's basis of presentation, significant accounting policies and estimates under IFRS are given below.

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

Critical Judgments and Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

1)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

2)	Management is required to assess the functional currency of each entity of the Company. In concluding that the US dollar is the functional currency of the parent and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

3)	Management is required to assess impairment in respect of licensing rights and property, plant and equipment. The triggering events are defined in IAS 36. In making the assessment, management is required to make judgments about whether there is any indication that an asset may be impaired. Management has determined that there were no indications of impairment and as such, no impairment estimates were performed.

4)	Research is recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38 Intangible Assets. Management is required to make judgments about whether the activities are in the research or development phase and judgments about the existence of a market for the output of the intangible asset. Management performed an assessment of separately acquired development costs of a new product and determined that the Company cannot yet demonstrate the future economic benefits in order to capitalize and defer these development costs. All other research and development costs were assessed by management as being in the research phase and were expensed.

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

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value, and changes are recognized through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred.

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

Revenue Recognition

Commercial Sales

The Company recognizes commercial sales revenue when KLH product is delivered assuming there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability is reasonably assured. In limited circumstances, the Company retains ownership until the product is received and inspected by the customer; revenue is recognized upon satisfaction of these conditions. The Company documents arrangements with customers with purchase orders and sales agreements.

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

Research and Development

The Company is involved in research and development. Research costs, including materials and salaries of employees directly involved in research efforts, are expensed as incurred. Development costs are expensed in the period incurred, unless they meet criteria for technical, market and financial feasibility, in which case they are deferred and amortized over the estimated life of related products. Research and development expenses are shown as a separate line item on the consolidated statements of loss and comprehensive loss. As at August 31, 2013, the Company had no deferred development costs.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and perform research and development activities. These equity financing transactions may involve issuance of common shares or units. Units typically comprise a certain number of common shares and share purchase warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the terms of the transaction. The Company adopted a residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units. The fair value of the common shares issued in the private placements is determined by the closing quoted bid price on the price reservation date, if applicable, or the announcement date. The balance, if any, is allocated to the attached share purchase warrants.

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

Transactions in currencies other than the US dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

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

New Accounting Standards, Amendments and Interpretations Issued but Not Yet Adopted

A number of new standards, amendments to standards and interpretations are effective in future years. The Company does not expect to adopt any of these standards before their effective dates. The following new standards have not been applied in preparing these consolidated financial statements:

IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the classification and measurement of financial assets. The standard is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 - Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. This standard supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated – Special Purpose Entities.

IFRS 11 - Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. This standard supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers.

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

The Company continues to evaluate the impact of these standards on its accounting policies and consolidated financial statements. The extent of the effects of the new accounting standards on the consolidated financial statements has not been determined.

Capital Expenditures

The Company has budgeted $660,000 for capital expenditures for fiscal 2014 for operations and aquaculture facilities improvements, capacity expansion and research equipment using funds received from the September 2013 private placement.

C. Research and Development

The Company's core business is developing and commercializing Keyhole Limpet Hemocyanin ("KLH") for use in medical and research products. The Company currently conducts research and development activities related to the aquaculture of keyhole limpet, the extraction and purification of KLH, and related products and technologies.

Research costs, including materials and salaries of employees directly involved in research efforts, are expensed as incurred. Development costs are expensed in the period incurred, unless they meet criteria to technical, market and financial feasibility, in which case they are deferred and amortized over the estimated life of related products. Research and development expenses are shown as a separate line item on the consolidated statements of income (loss), comprehensive income (loss), and deficit. As at August 31, 2013, and 2012, the Company had no deferred development costs.

The following table includes the Company's research and development costs for each of the most recent three fiscal years:

Fiscal Year	Research and Development Expense
2013	$1,445,616
2012	$1,825,585
2011	$825,887

The Company has budgeted approximately $2.2 million for research and development in fiscal 2014.

D. Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

E. Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company leases three buildings and facilities in Port Hueneme, California under sublease agreements with the Port Hueneme Surplus Property Authority through October 31, 2015. At that time the Company has the option to extend the lease for another five years. The monthly base rents total $7,071 beginning November 1, 2010 with rents adjusted by the Consumer Price Index every November 1st. The Company also leases office facilities through June 30, 2014 with the option to extend the term for an additional two years. Rent is $5,126 per month beginning July 1, 2011 with 3% cost of living increases per year.

The Company also has purchase order commitments for contracts and consultants.

Table No. 3

Contractual Obligations

As of August 31, 2013

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$247,976	$143,735	$104,241	Nil	Nil
Purchase Order Commitments	$45,000	$39,000	$6,000	Nil	Nil
Total

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Table No. 4 lists as of December 20, 2013, the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All Directors are residents and citizens of the United States. Each director was reelected at the annual general and special meeting of shareholders held on February 12, 2013, or appointed after the meeting of shareholders, and each director's term will expire at the next annual general meeting of shareholders scheduled to be held on February 13, 2014.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Frank Oakes (1)	62	April 9, 2010
Tessie Che, Ph.D.	63	September 25, 2013
Daniel Morse, Ph.D. (2)	71	April 9, 2010
David Hill, Ph.D. (1) (2)	61	May 17, 2011
Mayank (Mike) Sampat (1) (2)	57	August 15, 2012
Gregory Baxter, Ph.D. (2)	53	August 15, 2012

(1) Member of Audit Committee.

(2) Member of Compensation Committee

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing. The committee operates under a written charter as included in the Company's Management Information Circular dated December 17, 2011. Details of the charter are contained in Item 6, “Board Practices” below, and a copy of the Management Information Circular that contains the charter has been filed as an exhibit to the Company's Form 20-F Registration Statement.

Table No. 5 lists, as of December 20, 2013, the names of the Officers and Executive Officers of the Company. The Officers and Executive Officers serve at the pleasure of the Board of Directors. All Officers and Executive Officers are residents and citizens of the United States.

Table No. 5

Officers and Executive Officers

Name	Position	Age	Date of Appointment
Frank Oakes	President and CEO	63	April 9, 2010
Catherine Brisson, Ph.D.	Chief Operating Officer	40	November 1, 2013
Kathi Niffenegger	Chief Financial Officer and Secretary	56	November 1, 2013
Herbert Chow, Ph.D.	Chief Technology Officer	59	August 9, 2012
Mark McPartland	Vice-President of Corporate Development and Communications	47	November 15, 2013

Frank R. Oakes is President and Chief Executive Officer and a Director. Mr. Oakes has more than 30 years of management experience in aquaculture including a decade as CEO of The Abalone Farm, Inc., during which he led that company through the R&D, capitalization, and commercialization phases of development to become the largest abalone producer in the United States. He is the inventor of the Company’s patented method for non-lethal extraction of hemolymph from the keyhole limpet. He is the Principal Investigator (“PI”) on the Company’s current Small Business Innovation Research (“SBIR”) grant from the National Science Foundation and was PI on the Company’s Phase I and II SBIR grants from the NIH’s Center for Research Resources, and a California Technology Investment Partnership (“CalTIP”) grant from the Department of Commerce. He has consulted and lectured for the aquaculture industry around the world. Frank received his Bachelor of Science degree from California State Polytechnic University, San Luis Obispo and is a graduate of the Los Angeles Regional Technology Alliance (“LARTA”) University’s management-training program. Mr. Oakes was a founder of the Company’s subsidiary in 1999. He assumed his current role of Chairman of the Board, President and CEO of the Company upon the reverse merger transaction in April 2010. Mr. Oakes devotes 100% of his time to the Company's affairs.

Catherine Brisson, Ph.D. is Chief Operating Officer (COO). Dr. Brisson has more than 20 years of experience in the biotechnology, pharmaceutical and medical device industries with strong expertise, and broad scientific and operational understanding, in the areas of quality assurance, quality control, regulatory affairs, manufacturing, and product development.  She has extensive background in process development and in the preparation and review of regulatory submissions and subsequent maintenance; as well as a strong working knowledge of global regulatory requirements.  Previously, Dr. Brisson held key senior management positions with startup biotechnology companies, as well as Sicor Pharmaceuticals (Teva Parenteral Products). Dr. Brisson holds a B.S. degree in Chemistry from North Carolina State University and a Ph.D. in Organic Chemistry from the University of North Carolina. Dr. Brisson joined Stellar Biotechnologies in November 2010 and was appointed Chief Pharmaceutical Officer in August 2012. She assumed her current role of Chief Operating Officer in November 2013. Dr. Brisson currently devotes 100% of her time to the Company's affairs.

Herbert S. Chow, Ph.D. is Chief Technology Officer (CTO). Dr. Chow has more than 25 years of experience in business management and product development positions in new biologic devices, clinical diagnostic and consumer diagnostic markets. He has operational expertise in developing and commercializing innovative technologies, and building successful strategic partnership in the fields of medical diagnostic and therapeutic devices. Previously, he held key senior management positions with start-up biotechnology companies, as well as international pharmaceutical companies Abbott Labs and Johnson & Johnson. Dr. Chow earned a BS in Microbiology and Immunochemistry at Ohio State University and a Ph.D. in Immunopathology at the University of Illinois. Dr. Chow has been granted nine patents in chemical processing, microfluidic devices, liquid sensing devices and medical devices for point-of-care diagnosis.  Dr. Chow joined Stellar Biotechnologies in May 2010 and was appointed Chief Technology Officer in August 2012. Dr. Chow currently devotes 100% of his time to the Company's affairs.

Kathi Niffenegger is Chief Financial Officer (CFO) and Corporate Secretary. Ms. Niffenegger has more than 30 years of experience in accounting and finance in a range of industries. She previously served as Stellar’s outside CPA since the Company’s founding in 1999 and Controller since 2012.  Ms. Niffenegger was previously technical partner in the audit division of Glenn Burdette CPAs, obtained CFO experience at Martin Aviation, and began her career at Peat, Marwick, Mitchell & Co. (now KPMG LLP).  She held leadership roles for audits of manufacturing, aquaculture, pharmaceutical, and governmental grant clients, and developed specific expertise in cost accounting systems and internal controls.  Ms. Niffenegger holds a B.S. degree in Business Administration, Accounting from California State University, Long Beach and is a member of the American Institute of Certified Public Accountants (AICPA). Ms. Niffenegger joined Stellar Biotechnologies in May 2012 as Controller and was appointed Corporate Secretary in July 2013. She assumed her current role of Chief Financial Officer in November 2013. Ms. Niffenegger devotes 100% of her time to the Company’s affairs.

Mark McPartland is Vice President of Corporate Development and Communications. Mr. McPartland has more than 16 years of experience in business development, capital markets advisory, corporate communications and C-suite consulting. Prior to joining Stellar, he served as Senior Vice President at MZ Group, a subsidiary of @titude Global, the world’s largest independent global investor relations (“IR”) consulting firm, which served as Stellar’s IR agency. Mr. McPartland’s background includes guiding the development and execution of corporate strategy for private and public companies at all stages of commercial evolution, including early- and mid-stage biopharmaceutical entities. His previous positions include Vice President and Partner at Alliance Advisors, LLC and Regional Vice President of Hayden Communications, Inc. Mr. McPartland holds a B.S. in Business Administration and Marketing from Coastal Carolina University. Mr. McPartland joined Stellar Biotechnologies in November 2013 in his current role as Vice President of Corporate Development and Communications. Mr. McPartland devotes 100% of his time to the Company’s affairs.

Gregory Baxter, Ph.D. is a Director. Dr. Baxter has been an executive and scientist with several biotechnology corporations and foundations. Since 2001, he has been a Senior Scientist with CCS Associates Inc. and a Program Director with the National Science Foundation since 2008. Dr. Baxter was also the founder and Chief Science Officer of Hurel Corporation. Prior to Hurel, he was a Senior Scientist at the Cornell Nanoscale Science and Technology Facility and the Biotechnology Liaison for the National Nanofabrication Users Network. He is also an Adjunct Associate Professor with the Department of Biomedical Engineering at Cornell University. Dr. Baxter received his Ph.D. in Biochemistry/Molecular Biology from University of California, Santa Barbara. Dr. Baxter currently devotes 10% of his time to the Company's affairs.

Tessie M. Che, Ph.D. is a Director. Dr. Che is currently chair of the Board of Directors of Amaran Biotechnology Inc., a privately-held biopharmaceuticals manufacturer based in Taiwan. She co-founded Optimer Pharmaceuticals Inc. in 1998, and served over 10 years as Optimer's chief operating officer and senior vice-president of corporate affairs. During the process development years of Optimer's flagship drug, Dificid, Dr. Che built and led the company's chemistry, manufacturing and quality control (CMC) teams through the successful and cost-effective registration and commercialization of Dificid in the United States, Canada and Europe in 2011. Prior to her founding of Optimer, Dr. Che's industrial experience included 20 years in research, management and operations at large companies, including Exxon Mobil Corp., Aventis Pharmaceuticals Inc. and EniChem SpA. She also served as vice-president, operations, of M and D Precision Science Group Inc. in 1988, and co-founded Cinogen Pharmaceuticals Inc. (China) serving as vice-president from 1994 to 1996. Cinogen later became a wholly owned subsidiary of Pharmanex Inc., where Dr. Che served as senior director of quality assurance and sourcing. Dr. Che holds bachelor degrees in chemistry from Illinois State University and Fu-Jen Catholic University (Taiwan), a PhD in physical-inorganic chemistry from Brandeis University, and did postdoctoral work at Columbia University. She has authored numerous scientific publications and holds over 20 U.S. patents in material synthesis and applications. Dr. Che currently serves as a Director of OBI Pharma USA, a wholly-owned subsidiary of OBI Pharma, Inc., a publicly traded biotechnology corporation in Taiwan. Dr. Che currently devotes approximately 5% of her time to Company affairs.

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

Daniel E. Morse, Ph.D. is currently a Director and formerly served as Executive Vice-President, Science & Technology until December 31, 2011. He is also a member of the Company's Scientific Advisory Board. He is Professor of Molecular Genetics and Biochemistry at the University of California, Santa Barbara, and Director of the UCSB-MIT- Caltech Institute of Collaborative Biotechnologies. Dr. Morse is an internationally recognized expert in protein chemistry, molecular biology, molluscan reproductive biology, and aquaculture. Dr. Morse’s laboratory at the University of California, Santa Barbara is currently working under a seed grant from the Defense Advanced Research Projects Agency (“DARPA”) to begin investigations into the fundamental disassociation & assembly dynamics of the company’s subunit KLH product. Dr. Morse devotes approximately 10% of his time to the Company's affairs.

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

Scientific Advisory Board

The Company has a Scientific Advisory Board ("SAB"). Each member has extensive industry experience, and provides consulting services to the Company as needed. The SAB currently consists of four members. In addition to Dr. Daniel Morse, Ph.D., a current member of the Company's Board of Directors, the Company currently has two other members of the SAB and Dr. Malcolm Gefter Ph.D., a former director, as described below.

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

Malcolm Gefter, Ph.D. served as a Director of the Company until January 2, 2013. Dr. Gefter graduated from the University of Maryland with a B.Sc. in Chemistry in 1963 and a Ph.D. in Molecular Biology from Albert Einstein College of Medicine in 1967. He founded Praecis Pharmaceuticals Incorporated in 1989 and held the positions of Chairman of the Board (since 1994), Chief Executive Officer (since 1996) and President (since 1998) until his retirement in 2007. Praecis Pharmaceuticals Incorporated is a biopharmaceutical company focused on the discovery and development of novel compounds to address unmet medical needs or improve existing therapies focused on drug discovery technology, Dr. Gefter has been a professor of biology at the Massachusetts Institute of Technology and is now professor emeritus. He has authored more than 200 original scientific papers. Dr. Gefter was also a founder of ImmuLogic Pharmaceutical Corporation, and from 1987 to March 1997, served as Chairman of the Board of Directors at ImmuLogic. Dr. Gefter advises the Company on diagnostic and laboratory immunology, and meets with the Company's executives and senior staff on a regular basis.

B. Compensation

The Company revised its Compensation Policy for its Directors effective September 1, 2012. Board members receive $1,000 for each Board of Director's meeting attended in person, or $350 for each meeting attended by telephone. Members of Committees receive $350 for each committee meeting attended. Non-executive Directors may also receive stock options at the discretion of the Board of Directors.

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

Table No. 6 sets forth the compensation paid to the Company’s executive officers and board of directors during the 2013 fiscal year.

Table No. 6a

Summary Compensation Table Fiscal Year 2013

All Figures in US Dollars unless otherwise noted

Name	Salary	Other Compensation	Options Granted	Exercise Price		Expiry Date
Frank Oakes	$33,280	$19,602	Nil
President, CEO and Director (1)

Catherine Brisson, Ph.D.	$155,833	$8,643	57,500	CDN$	0.25	12/19/19
Chief Operating Officer (2)			70,000	CDN$	0.58	5/14/20

Kathi Niffenegger,	$137,500	$10,957	50,000	CDN$	0.25	12/19/19
Chief Financial Officer and			90,000	CDN$	0.58	5/14/20
Corporate Secretary (3)

Scott Davis,	N/A	$53,460	Nil
Former Chief Financial Officer (4)

Darrell Brookstein,	$42,152	$17,745	Nil
Former Executive Vice-President,
Director and Corporate Secretary (5)

Herbert Chow, Ph.D.	$155,833	$13,232	57,500	CDN$	0.25	12/19/19
Chief Technology Officer (6)			70,000	CDN$	0.58	5/23/20

John Sundsmo, Ph.D.	$52,269	$11,358	Nil
Former Vice-President,
Research and
IP Management (7)

Daniel Morse, Ph.D.	N/A	$20,225	Nil
Director and former Chief
Technology Officer, and
Corporate Secretary (8)

Malcolm Gefter, Ph.D.	N/A	$3,000	Nil
Former Director (9)

David Hill, Ph.D.	N/A	$4,050	Nil
Director (10)

Mayank (Mike) Sampat,	N/A	$4,400	Nil
Director (11)

Gregory Baxter, Ph.D.	N/A	$4,400	Nil
Director (12)

(1)	Effective fiscal 2013, Frank Oakes voluntarily reduced his annual base salary to $33,280. “Other Compensation” relates only to health and insurance and contributions to a 401(k) Plan.
(2)	"Other Compensation" for Catherine Brisson is for health insurance and contributions to a 401(k) Plan. She was named Chief Operating Officer effective November 1, 2013.
(3)	Kathi Niffenegger was named Chief Financial Officer effective November 1, 2013 and Corporate Secretary effective July 16, 2013. Compensation is shown for the entire fiscal year. "Other Compensation" for Ms. Niffenegger is for health insurance and contributions to a 401(k) Plan.
(4)	"Other Compensation" for Scott Davis is for consulting fees paid to Cross Davis & Company, LLP for his service as Chief Financial Officer.
(5)	Effective fiscal 2013, Darrell Brookstein voluntarily reduced his annual base salary to $33,280. "Other Compensation" relates only to health and insurance and contributions to a 401(k) Plan.
(6)	"Other Compensation" for Herbert Chow is for health insurance and contributions to a 401(k) Plan.
(7)	"Other Compensation" for John Sundsmo is for health insurance and contributions to a 401(k) Plan.
(8)	"Other Compensation" for Daniel Morse includes $3,350 for Directors' fees and $16,875 for consultant fees.
(9)	"Other Compensation" for Malcolm Gefter includes $3,000 for consultant fees.
(10)	"Other Compensation" for David Hill was for Directors' fees.
(11)	"Other Compensation" for Mayank (Mike) Sampat was for Directors' fees.
(12)	"Other Compensation" for Gregory Baxter was for Directors' fees.

The Company has established a formal 401(k) Plan to provide retirement benefits to eligible officers and employees. Employees may enter the Plan after they have been employed by the Company for 3 consecutive months. Under the Company’s Safe Harbor 401K Plan Stellar contributes a flat Non-elective Contribution of 3% of eligible compensation for each Plan participant at the end of the Plan Year.

Other than the funds contributed under the Company's 401(k) Plan, no other funds were set aside or accrued by the Company during Fiscal 2013 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

As each milestone is met as determined by the Company's Board of Directors, one-third of the Performance Shares are available to be released to the Plan members.

In January 2011, it was determined that milestone number 3 above was successfully completed. Therefore, the first one-third of the Performance Shares totaling 3,333,335 common shares were issued to the Plan members on January 31, 2011.

In August 2012, the Board of Directors determined that the remaining two milestones had been met and authorized the issuance of 1,313,130 Performance Shares to the non-Director employees and consultant participants in the Performance Share Plan. The Board did not take any action at that time on the issuance of shares to the Directors who are members of the Performance Share Plan and did not take any further action in fiscal 2013.

The name of the Plan members, the number of shares issued, and the balance of shares remaining under the Performance Plan are given below:

Table No. 7

Performance Shares

Plan Member	Shares Issued January 31, 2011 (First Milestone)	Shares Issued August 27, 2012 (Second and Third Milestone)	Balance Reserved for Future Issuance

Frank R. Oakes (1)	1,250,000	Nil	2,356,902
Darrell Brookstein (1)	666,667	Nil	1,515,152
Daniel E. Morse, Ph.D.	666,667	Nil	1,346,801
Andrew Saxon, M.D.	166,667	336,700	Nil
Rodrick Conde (2)	33,333	Nil	Nil
Brandon Lincicum	33,333	67,340	Nil
Malcolm Gefter, Ph.D.	66,667	Nil	134,680
John Sundsmo, Ph.D.	166,667	336,700	Nil
Catherine Brisson, Ph.D.	66,667	134,680	Nil
Herbert S. Chow, Ph.D.	166,667	336,700	Nil
Jan Haynes	50,000	101,010	Nil

Total	3,333,335	1,313,130	5,353,535

(1)	Subsequent to the initial performance share allocations, 166,667 performance shares initially allocated to Frank R. Oakes for future distribution were reassigned to Darrell Brookstein.
(2)	Rodrick Conde was no longer an employee of the Company effective January 2012, and the balance of his shares was reassigned to other participants.

C. Board Practices

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

The Board as a whole has the responsibility of determining the compensation for directors. The Board appointed a Compensation Committee and delegated responsibility for determining executive officer compensation beginning in fiscal 2013.

To determine compensation payable, the Board considers an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors, while taking into account the financial and other resources of the Company.

The Board is currently composed of six directors: Frank R. Oakes, Tessie Che, Ph.D., David Hill, Ph.D., Daniel E. Morse, Ph.D., Mayank (Mike) Sampat, and Gregory Baxter, Ph.D. Of the current directors, David Hill, Mike Sampat, and Gregory Baxter are deemed to be "independent". Frank R. Oakes is an officer, Daniel E. Morse is a former officer, and Tessie Che is an officer of a Company that has a collaboration agreement with the Company; therefore, they are not considered “independent".

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

The Board of Directors conducted eight meetings during fiscal 2013. Mr. Oakes, Mr. Sampat and Dr. Baxter attended eight meetings. Dr. Hill attended five meetings. Dr. Morse attended four meetings. Dr. Che was appointed director on September 25, 2013, subsequent to fiscal 2013. Darrell Brookstein resigned from the board effective June 21, 2013 and attended four of the four meetings held during his tenure as director. Malcolm Gefter resigned from the board effective January 2, 2013 and attended none of the two meetings held during his tenure as director.

Audit Committee

The Company's Audit Committee operates under a written charter, which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter has been filed as an exhibit to the Company's 20-F Registration Statement.

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

Composition

The Board appoints from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee consists of a minimum of three directors.

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

The audit committee shall regularly update the Board about audit committee activities and make appropriate recommendations. During fiscal 2013, the Audit Committee met four times as required under the written charter and all Audit Committee members attended all four meetings.

The current Audit Committee members are Mayank (Mike) Sampat (Committee Chair), Frank Oakes and David Hill.

Compensation Committee

On December 10, 2012 the Board of Directors created a Compensation Committee. The Company has not yet adopted a formal written Compensation Committee charter. The responsibilities delegated by the board to the Committee beginning in fiscal 2013 are:

•	Review and approval of all executive officer compensation, including related family member compensation.
•	Review and recommend director compensation to the Board for its approval.
•	Other responsibilities as delegated by the Board from time to time.

A majority of the members of the Compensation Committee are independent.

Compensation Objectives and Principles

The primary goals of the Company’s executive compensation program are to recruit and retain executives critical to the success of the Company and the enhancement of shareholder value; provide fair and competitive compensation; balance the interests of management and the Company’s shareholders; reward performance, both on an individual basis and with respect to operations in general; and motivate top quality and experienced executives. The key elements of the executive compensation program are (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.

Compensation Process

To determine compensation payable, the Compensation Committee reviews compensation paid to executive officers of companies of similar size and stage of development in similar industries and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the executive officers while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually reviews the performance of the executive officers in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. During fiscal 2013, the Compensation Committee was responsible for determining the compensation for Frank R. Oakes, Chief Executive Officer, his spouse Dorothy Oakes who is employed as the Company’s Executive Assistant and Office Manager, and Darrell Brookstein, former Executive VP-Corporate Development & Finance.

Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, level of experience, education and abilities, while remaining competitive in the market place. Base salary for each executive officer's position is primarily determined with regard for the employee's responsibilities, individual performance, overall corporate performance, and through the assessment of the market environment, conditions and competitiveness.

Cash Incentives/Bonuses

Bonuses for executive officers have been paid periodically after review and recommendation of the Compensation Committee based on the performance of other individuals and the relation those had to the performance of the Company. No bonuses have been paid for directors.

Option Based Awards

Long-term incentive in the form of options to purchase common shares of the Company are intended to align the interests of the Company directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay. Historically, the Board of Directors has administered the Company’s Share Option Plan. This may fall under the responsibility of the Compensation Committee in the future after a formal Compensation Charter is adopted. In establishing the number of the incentive stock options to be granted to the executive officers, the Board of Directors considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the individual.

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

The current Compensation Committee members are David Hill (Committee Chair), Daniel Morse, Mayank (Mike) Sampat, and Gregory Baxter. The Committee met once in fiscal 2013 and all Compensation Committee members attended.

D. Employees

The Company currently has 13 employees and 5 executive officers (fiscal 2012 - 11 employees and 6 executive officers; fiscal 2011 - 16 employees and 4 executive officers). All employees are located at the Company's facilities in Port Hueneme, California. 4 employees are engaged in aquaculture; 2 are engaged in research and development; 5 are engaged in manufacturing, quality and regulatory; and 2 are engaged in administration and accounting.

E. Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of December 20, 2013, Directors, Officers and Executive Officers who beneficially own the Registrant's voting securities, warrants and stock options, individually and as a group.

Table No. 8

Shareholdings of Directors, Officers and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Frank R. Oakes (1)	5,962,351	7.67%
Common	Catherine Brisson, Ph.D. (2)	439,680	0.58%
Common	Kathi Niffenegger (3)	186,667	0.25%
Common	Herbert Chow, Ph.D. (4)	960,767	1.26%
Common	Mark McPartland (5)	33,333	0.04%
Common	Daniel E. Morse, Ph.D. (6)	1,486,094	1.95%
Common	David L. Hill, Ph.D. (7)	78,333	0.10%
Common	Gregory Baxter, Ph.D. (8)	46,667	0.06%
Common	Mayank (Mike) Sampat (9)	46,667	0.06%
Common	Tessie Che, Ph.D. (10)	23,333	0.03%

	Total Officers/Directors	9,263,292	11.99%

(1)	Of this amount, 585,171 are common shares and 33,334 are options owned by Dorothy Oakes, Mr. Oakes' spouse. 1,836,200 represent currently exercisable share purchase options and 40,000 are common share purchase warrants. Dorothy Oakes has an additional 6,666 options that have been granted but not yet vested.
(2)	Of this amount, 285,000 represent currently exercisable stock options. An additional 157,500 stock options have been granted but not yet vested.
(3)	Of this amount, 186,667 represent currently exercisable stock options. An additional 143,333 stock options have been granted but not yet vested.
(4)	Of this amount, 360,000 represent currently exercisable stock options and 38,400 represent common share purchase warrants. An additional 177,500 stock options have been granted but not yet vested.
(5)	Of this amount, 33,333 represent currently exercisable stock options. An additional 66,667 stock options have been granted but not yet vested.
(6)	Of this amount, 521,000 represent currently exercisable stock options.
(7)	Of this amount, 58,333 represent currently exercisable stock options. An additional 16,667 stock options have been granted but not yet vested.
(8)	Of this amount, 46,667 represent currently exercisable stock options. An additional 23,333 stock options have been granted but not yet vested.
(9)	Of this amount, 46,667 represent currently exercisable stock options. An additional 23,333 stock options have been granted but not yet vested.
(10)	Of this amount, 23,333 represent currently exercisable stock options. An additional 46,667 stock options have been granted but not yet vested.

Percent of Class is based upon 75,865,031 common shares outstanding as of December 20, 2013, and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation as described below. The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, Inc., 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

On December 20, 2013, the shareholders' list for the Company's common shares showed 88 registered shareholders, including depositories, and 75,865,031 common shares issued and outstanding. Of the total registered shareholders, 8 are Canadian holders with 50,906,878 common shares, or 67.1% of the total issued and outstanding; 69 shareholders are United States holders with 17,072,063 of the common shares, or 22.5% of the issued and outstanding, and there are 11 registered shareholders in other nations as foreign holders with 7,886,090 common shares, or 10.4% of the issued and outstanding common shares. The information provided cannot be assumed to be representative of the entire investor base since nominees (brokers) are registered as shareholders for a large number of beneficial owners.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 9 lists as of December 20, 2013, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common shares.

Table No. 9

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Ernesto Echavarria (1)	14,554,166	18.04%
Common	Amaran Biotechnology Inc.	7,142,858	9.13%
Common	Frank R. Oakes (2) (3)	5,962,351	7.67%

(1)	Of this total, 4,833,333 represent common share purchase warrants.
(2)	Of this total, 2,380,953 represent common share purchase warrants.
(3)	Of this amount, 585,171 are common shares and 33,334 are options owned by Dorothy Oakes, Mr. Oakes' spouse. 1,836,200 represent currently exercisable share purchase options and 40,000 are share purchase warrants. Dorothy Oakes has an additional 6,666 options that have been granted but not yet vested.

Percent of Class is based upon 75,865,031 common shares outstanding as of December 20, 2013, and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

B. Related Party Transactions

During fiscal 2013, the Company paid $53,460 (2012 - $59,944; 2011 - $26,398) in professional fees to Cross Davis & Company LLP, an accounting firm for which Scott Davis, a former officer, is a partner.

During fiscal 2013, the Company paid $Nil (2012 - $Nil; 2011 - $10,620) in professional fees to K. Beamish & Associates Inc., an accounting firm controlled by Kerry Beamish, a former officer.

During fiscal 2013, the Company paid $16,875 (2012 - $42,950; 2011 - $53,750) to Daniel Morse, a director and former officer, in consulting fees.

During fiscal 2013, the Company paid $3,000 (2012 - $12,000; 2011 - $15,999) to Malcolm Gefter, a former director, in consulting fees.

During fiscal 2013, the Company paid $Nil (2012 - $Nil; 2011 - $2,000) to Ben Catalano, a former director, in consulting fees.

During fiscal 2002, the Company entered into a royalty agreement with Frank Oakes, an officer and director. Under the agreement, Mr. Oakes assigned certain patent rights to the Company in exchange for 5% of gross receipts in excess of $500,000 annual from products using this invention. The Company's current operations utilize this invention. The royalties for the year ended August 31, 2013 were $Nil (2012 - $Nil; 2011 - $Nil).

As at August 31, 2013, the Company owed $2,800 (2012 - $3,900; 2011 - $26,034) to officers and directors for consulting fees and expense reimbursements.

During fiscal 2013, the Company employed a relative of one of its officers as Executive Assistant and Officer Manager for the Company at salary of $70,000 (2012 - $84,250; 2011 - $76,250) and other compensation of $13,420 (2012 - $12,824; 2012 - $12,710) for health insurance and contributions to a 401(k) Plan.

In September 2013, the Company completed the closing of a Private Placement financing raising total gross proceeds of $12,000,000. In connection with the Private Placement, the Company issued a total of 11,428,570 units. The Private Placement included a $5,000,000 investment by Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer. As a result of the Private Placement, the Company appointed Tessie Che, Ph.D., the chairman of the board of Amaran Biotechnology, as a director.

C. Interests of Experts and Counsel

Not Applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report. The auditor's report of D+H Group LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Change to International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") announced that Canadian GAAP for publicly accountable enterprises would be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. The fiscal year ended August 31, 2012 is the Company's first reported under IFRS. Under the rules issued by the Securities and Exchange Commission, registrants are allowed to file their financial statements prepared under IFRS and are not required to provide a reconciliation to US GAAP.

Current Legal Proceedings

On August 27, 2008, the Company was notified by the California Regional Water Quality Control Board ("CRWQCB") through a Notice of Violations that it could be subject to minimum statutory penalties up to $69,000, for violations to its NPDES waste discharge permit dating from 2001. The Company contested this claim that it violated the terms of its waste discharge permit by written protest on the basis that the alleged violations were as a result of elevated constituent levels in the source water used in the Company's operations from a third party and not from Stellar's operations. The Company filed its written response in 2008 and requested that penalties, if any, be waived. The CRWQCB issued a revised NPDES Waste Discharge Permit to the Company in 2009 that includes "intake credits" for the elevated constituent levels and no penalties were ever assessed. At the request of the CRWQCB, the Company provided further written clarification in March 2013 to attempt to resolve the matter formally. The Company has not yet received any additional response from the CRWQCB.

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

B. Significant Changes to Financial Condition

Since August 31, 2013, the end of the most recent fiscal year, the Company a private placement of its common shares and issued common shares pursuant to the exercise of stock options and warrants.

The Company issued 11,428,570 units at a price of $1.05 per unit for total gross proceeds of $12,000,000. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one additional common share at a price of $1.35 for a period of three years from the issuance date of the warrants. The private placement consisted of two closings; a brokered portion sold to institutional and accredited investors totaling $5,000,000 (4,761,903 units) (the “Brokered Offering”) and a non-brokered portion totaling $7,000,000 (6,666,667 units (the “Non-brokered Offering”). The non-brokered offering included a $5,000,000 investment by Amaran Biotechnology, Inc. a privately-held Taiwan biopharmaceuticals manufacturer. Newport Coast Securities, Inc., an SEC registered broker-dealer and FINRA member firm, served as exclusive placement agent on behalf of the Company and received commissions totaling $346,325 and 333,333 placement agent warrants (the “Agent Warrants”). Each Agent warrant entitles the holder to purchase one additional share of the Company’s common shares at a purchase price of $1.05 for a period of three years from the issuance date of the Agent Warrants. No finders’ fees or commissions were paid on the Non-brokered Offering. The securities sold in the private placement were not registered under the Securities Act of 1933, as amended, or State securities laws and were sold in reliance upon exemptions from registration requirements.

The Company has also issued 5,503,800 common shares pursuant to the exercise of warrants for gross proceeds of CDN$3,798,030 and issued 986,501 common shares pursuant to the exercise of stock options for gross proceeds of CDN$320,322.

Item 9. The Offer and Listing of Securities

As of August 31, 2013, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. There were 57,946,160 Common Shares outstanding as of August 31, 2012 and 75,865,031 Common Shares issued and outstanding as of December 20, 2013.

A. Offer and Listing Details

Not Applicable

B. Plan of Distribution

Not Applicable

C. Nature Of Trading Market

The Company's common shares trade over-the-counter in the United States on the OTCQB marketplace under the symbol “SBOTF”, on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “KLH”. The CUSIP number is 85855A 10 4. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company halted trading of its shares for one day on August 21, 2013, pending release of news. The news was released and trading resumed on August 22, 2013.

The Company’s common shares began trading on the OTCQB marketplace on January 15, 2013. Table No. 10a lists the high, low and closing sale prices on the OTCQB marketplace since initiation of trading.

Table No. 10a

OTCQB Marketplace

Common Shares Trading Activity

	- Sales-
	US Dollars
Period	High	Low	Close

November 2013	$1.94	$1.50	$1.71
October 2013	2.05	1.25	1.86
September 2013	2.30	1.17	1.37
August 2013	1.66	0.94	1.40
July 2013	1.12	0.70	1.06
June 2013	0.82	0.62	0.74

Three Months Ended 11/30/13	$2.30	$1.17	$1.71
Three Months Ended 8/31/13	1.66	0.62	1.40
Three Months Ended 5/31/13	0.78	0.43	0.72
Three Months Ended 2/28/13 (1)	0.70	0.32	0.62

Fiscal Year Ended 8/31/13 (2)	$1.66	$0.32	$1.40

(1) Includes only the period from January 15, 2013, initiation of trading, through February 28, 2013.

(2) Includes only the period from January 15, 2013, initiation of trading, through August 31, 2013.

Table No. 10b lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•	each of the last six months ending November 30, 2013;

•	each of the last twelve fiscal quarters ending the three months ended November 30, 2013; and

•	each of the last five fiscal years ending August 31, 2013.

The Company commenced trading on the TSX Venture Exchange under the name “CAG Capital Inc.” on Aug. 29, 2008 under the symbol “CAG”. The Company changed its name to Stellar Biotechnologies, Inc. and on April 12, 2010 began trading under the symbol “KLH”

Table No. 10b

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

November 2013	$2.02	$1.57	$1.81
October 2013	2.13	1.30	1.90
September 2013	2.15	1.23	1.44
August 2013	1.74	0.98	1.47
July 2013	1.15	0.73	1.08
June 2013	0.83	0.63	0.78

Three Months Ended 11/30/13	$2.15	$1.23	$1.81
Three Months Ended 8/31/13	1.74	0.63	1.47
Three Months Ended 5/31/13	0.80	0.44	0.74
Three Months Ended 2/28/13	0.72	0.19	0.60
Three Months Ended 11/30/12	0.38	0.20	0.25
Three Months Ended 8/31/12	0.40	0.25	0.34
Three Months Ended 5/31/11	0.50	0.25	0.26
Three Months Ended 2/29/12	0.57	0.40	0.47
Three Months Ended 11/30/11	0.69	0.29	0.48
Three Months Ended 8/31/11	0.68	0.46	0.55
Three Months Ended 5/31/11	1.09	0.57	0.67
Three Months Ended 2/28/11	1.50	0.79	1.00

Fiscal Year Ended 8/31/13	$1.74	$0.19	$1.47
Fiscal Year Ended 8/31/12	0.69	0.25	0.34
Fiscal Year Ended 8/31/11	1.50	0.31	0.55
Fiscal Year Ended 8/31/10	0.40	0.19	0.32
Fiscal Year Ended 8/31/09	0.24	0.05	0.11

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

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

Item 10. Additional Information

A. Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During the year ended August 31, 2011, a total of 14,695,140 common shares were issued:

•	In September 2010, the Company completed the private placement of 3,000,000 units at a price of CDN$0.35 for gross proceeds of $1,002,497 (CDN$1,050,000). Each unit consists of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of CDN$0.50 on or before March 28, 2012. In addition, agent's options to acquire 210,000 units were issued on the same terms of the private placement and are exercisable at a price of CDN$0.35 on or before March 28, 2012. Share issuance costs of $96,958 were paid in relation to the placement.
•	In November 2010, the Company completed the private placement of 6,213,000 units at a price of CDN$0.60 per unit for gross proceeds of $3,695,784 (CDN$3,727,800). Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of CDN$0.90 on or before November 14, 2011, and at CDN$1.15 per share if exercised from November 15, 2011 until on or before November 14, 2012. In addition, agent's options to acquire 345,600 units were issued under the same terms as the private placement and are exercisable at CDN$0.60 on or before November 14, 2012. Share issuance costs of $215,145 were paid in relation to the placement.
•	3,333,335 common shares were issued to officers, directors and employees pursuant to the Company's Performance Share Plan.
•	2,148,805 common shares were issued pursuant to the exercise of warrants for proceeds of $784,858.

During the year ended August 31, 2012, a total of 3,801,730 common shares were issued:

•	1,313,130 common shares were issued to non-director individuals pursuant to the Company's Performance Share Plan.
•	2,318,600 common shares were issued pursuant to the exercise of warrants for proceeds of $830,716.
•	170,000 common shares were issued pursuant to the exercise of options for proceeds of $46,494.

During the year ended August 31, 2013, a total of 12,532,599 common shares were issued:

•	In October 2012, the Company completed the private placement of 4,000,000 units at a price of CDN$0.25 per unit for gross proceeds of $1,007,900 (CDN$1,000,000). Each unit consisted of one common share and one transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before October 25, 2015. Agent’s options were issued to acquire 400,000 units of the Company under the same terms of the private placement and are exercisable at CDN$0.25 on or before October 25, 2015. Share issuance costs of $50,395 were paid by the Company in relation to the placement.
•	In January 2013, the Company completed the private placement of 1,998,400 units at a price of CDN$0.25 per unit for gross proceeds of $502,098 (CDN$499,600). Each unit consisted of one common share and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before January 4, 2016. Agent’s options were issued to acquire 97,200 units of the Company under the same terms of the private placement and are exercisable at CDN$0.25 on or before January 4, 2016. Share issuance costs of $24,422 were paid by the Company in relation to the placement.
•	In April 2013, the Company completed the private placement of 3,260,000 units at a price of CDN$0.50 for gross proceeds of $1,605,877 (CDN$1,630,000). Each unit consisted of one common share and one-half of a transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.75 exercisable on or before October 2, 2014. Agent’s options were issued to acquire 102,000 units of the Company under the same terms of the private placement and are exercisable at CDN$0.50 on or before October 2, 2014. Share issuance costs of $50,245 were paid by the Company in relation to the placement.
•	2,738,000 common shares were issued pursuant to the exercise of warrants for proceeds of $1,510,336.
•	164,999 common shares were issued pursuant to the exercise of options for proceeds of $72,403.
•	371,200 common shares were issued pursuant to a license acquisition agreement at a deemed value of $491,408 less $195,014 allocated to fair value of warrants for 278,400 non-transferrable share purchase warrants issued to acquire license, pursuant to a license agreement with the University of Guelph dated July 24, 2013.

Subsequent to the fiscal 2013 year-end through December 20, 2013, the Company has issued 17,918,871 common shares

•	In September 2013, the Company completed the private placement of 11,428,570 units at a price of $1.05 per unit for total gross proceeds of $12,000,000. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one additional common share at a price of $1.35 for a period of three years from the issuance date of the warrants. The private placement consisted of two closing; a brokered portion sold to institutional and accredited investors totaling $5,000,000 (4,761,903 units) (the “Brokered Offering”) and a non-brokered portion totaling $7,000,000 (6,666,667 units (the “Non-brokered Offering”). The non-brokered offering included a $5,000,000 investment by Amaran Biotechnology, Inc. a privately-held Taiwan biopharmaceuticals manufacturer. Newport Coast Securities, Inc., an SEC registered broker-dealer and FINRA member firm, served as exclusive placement agent on behalf of the Company and received commissions totaling $346,325 and 333,333 placement agent warrants (the “Agent Warrants”). Each Agent warrant entitles the holder to purchase one additional share of Stellar’s common stock at a purchase price of $1.05 for a period of three years from the issuance date of the Agent Warrants. No finders’ fees or commissions were paid on the Non-brokered Offering.

•	5,503,800 common shares were issued pursuant to the exercise of warrants for gross proceeds of CDN$3,798,030
•	986,501 common shares were issued pursuant to the exercise of stock options for gross proceeds of CDN$320,322.

Shares Issued for Assets Other Than Cash

During fiscal 2011, a total of 3,333,335 common shares were issued to certain officers, employees, and consultants under the Company's Performance Share Plan.

During fiscal 2012, 1,313,130 common shares were issued to non-director individuals pursuant to the Company's Performance Share Plan.

During fiscal 2013, 371,200 common shares were issued pursuant to a license acquisition agreement.

Other than the common shares listed above, no common shares were issued for assets other than cash in the most recent three fiscal years.

Escrow Shares

Certain of the Company's common shares have been subject to escrow agreements as follows:

Capital Pool Company (CPC) Escrow Agreement

Under an agreement between the Company and Computershare Investor Services, Inc. as Escrow Agent dated April 29, 2011, 2,500,000 common shares held by insiders were held in escrow pursuant to the Company's original CPC listing agreement pursuant to the rules of the TSX Venture Exchange. Upon Exchange acceptance of the CPC Qualifying Transaction, the common shares were released under the following schedule:

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

The final Exchange Bulletin was issued on April 16, 2010. As of December 20, 2013, no common shares remained in escrow.

Merger Escrow Agreement

Under a separate escrow agreement dated April 7, 2010 between the Company and Computershare Investor Services, Inc. as Escrow Agent related to the merger agreement, 4,119,386 common shares owned by insiders (of the 10,000,000 issued to all shareholders of Stellar CA pursuant to the merger agreement) were held in escrow. Upon closing of the merger agreement, 10% of the common shares were released from escrow, with 15% released on every 6-month anniversary thereafter.

The insiders with common shares subject to the merger escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Current Number of Shares Remaining as of December 20, 2013

Frank R. Oakes	2,755,979	Nil
Daniel E. Morse, Ph.D.	588,427	Nil
Dorothy Oakes	585,171	Nil
Total	3,929,577	Nil

Shares Held By Company

Not Applicable

Stock Options

Stock Options to purchase securities from the Company can be granted to Officers, Directors, Employees and other Service Providers of the Company on terms and conditions acceptable to the regulatory authorities in Canada, specifically the TSX Venture Exchange.

The Company has a Fixed Share Option Plan (the "Plan"), which was approved by the Board of Directors on September 4, 2009, and as amended December 13, 2011. The amended Plan was ratified by shareholders at the Company's Annual General and Special Meeting held on January 17, 2012. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 8,785,000.

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

The Board of Directors has the discretion to set the vesting schedule for options granted. Currently, options granted to directors, officers, employees and consultants are subject to the following vesting schedule:

(a)	One-third shall vest immediately;

(b)	One-third shall vest 12 months from the Effective Date; and

(c)	One-third shall vest 18 months from the Effective Date.

Stock options granted to investor relations vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting.

A copy of the Plan as amended dated December 13, 2011 has been filed as an exhibit to the Company's 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of December 20, 2013, as well as the number of options granted to employees and consultants as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	Exercise Price		Expiration Date

Frank R. Oakes	1,035,000	1,035,000	$CDN	0.28	April 9, 2017
President and CEO	425,600	425,600	CDN	0.65	August 8, 2018
	375,600	375,600	CDN	0.42	April 13, 2019

Catherine Brisson, Ph.D.	70,000	70,000	$CDN	0.64	October 25, 2017
Chief Operating Officer	70,000	70,000	CDN	0.40	December 22, 2018
	75,000	50,000	CDN	0.37	August 9, 2019
	57,500	38,334	CDN	0.25	December 19, 2019
	70,000	23,333	CDN	0.58	May 14, 2020
	100,000	33,333	US	1.83	November 1, 2020

Kathi Niffenegger,	90,000	90,000	$CDN	0.29	June 18, 2019
Chief Financial Officer	50,000	33,334	CDN	0.25	December 19, 2019
	90,000	30,000	CDN	0.58	May 14, 2020
	100,000	33,333	US	1.83	November 1, 2020

Herbert Chow, Ph.D.	55,000	55,000	$CDN	0.25	May 17, 2017
Chief Technology Officer	75,000	75,000	CDN	0.65	August 8, 2018
	75,000	75,000	CDN	0.42	April 13, 2019
	75,000	50,000	CDN	0.37	August 9, 2019
	57,500	38,334	CDN	0.25	December 19, 2019
	100,000	33,333	CDN	0.58	May 23, 2020
	100,000	33,333	US	1.83	November 1, 2020

Mark McPartland	100,000	33,333	$US	1.84	November 15, 2018
Vice President, Corporate
Development and Communications

Daniel Morse, Ph.D.	280,000	280,000	$CDN	0.28	April 9, 2017
Director	120,500	120,500	CDN	0.65	August 8, 2018
	120,500	120,500	CDN	0.42	April 13, 2019

David L. Hill, Ph.D.	25,000	25,000	$CDN	0.65	August 8, 2018
Director	25,000	25,000	CDN	0.42	April 13, 2019
	25,000	8,333	US	1.83	November 1, 2020

Gregory Baxter, Ph.D.	70,000	46,666	$CDN	0.37	August 16, 2019
Director

Mayank (Mike) Sampat	70,000	46,666	$CDN	0.37	August 16, 2019
Director

Tessie M. Che, Ph.D. Director	70,000	23,333	$US	1.83	November 1, 2020

Employees/Consultants	187,500	104,166	$CDN	0.25	October 23, 2015
	330,000	330,000	CDN	0.28	April 9, 2017
	20,000	20,000	CDN	0.28	June 28, 2017
	70,000	70,000	CDN	0.28	July 13, 2017
	60,000	60,000	CDN	1.00	February 10, 2018
	578,500	578,500	CDN	0.65	August 8, 2018
	5,000	5,000	CDN	0.50	September 26, 2018
	100,000	33,333	US	1.87	November 7, 2018
	257,500	257,500	CDN	0.42	April 13, 2019
	10,000	6,667	CDN	0.37	August 16, 2019
	75,000	50,000	CDN	0.25	October 23, 2019
	50,000	16,666	CDN	0.25	December 19, 2019
	400,000	133,334	CDN	0.58	May 14, 2020
	100,000	33,333	US	1.83	November 1, 2020

Total Officers and Directors	4,052,200	3,397,198

Total Employees/
Consultants	2,243,500	1,698,499

Total Officers/Directors/
Employees and Consultants	6,295,700	5,095,697

Common Stock Warrants

Table No. 12 lists, as of December 20, 2013, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price		Expiration Date

1,161,900	CDN$	0.75	October 2, 2014
88,200	CDN$	0.50	October 2, 2014	Agent options
278,400	CDN$	1.25	January 23, 2015
4,000,000	CDN$	0.40	October 25, 2015
400,000	CDN$	0.25	October 25, 2015	Agent options
398,400	CDN$	0.40	January 4, 2016
97,200	CDN$	0.25	January 4, 2016	Agent options
4,761,902	US$	1.35	September 9, 2016
200,000	US$	1.05	September 9, 2016	Agent options
952,377	US$	1.35	September 20, 2016
133,333	US$	1.05	September 20, 2016	Agent options

Total: 12,471,712

Agent options are convertible into units. A unit consists of one common share and may include an additional whole or partial warrant. The agent options expiring October 2, 2014 include one-half warrant. The agent options expiring October 25, 2015 and January 4, 2016 include one warrant. The agent options expiring September 9, 2016 and September 20, 2016 do not include additional warrants.

American Depository Receipts. Not applicable.

Other Securities to be Registered. Not applicable

Resolutions/Authorization/Approvals

Not Applicable

B. Memorandum and Articles of Association

Stellar Biotechnologies, Inc. was incorporated on June 12, 2007 in Canada under the Canada Business Corporations Act under the name China Growth Capital Inc. The Company changed its name to CAG Capital Inc. ("CAG") on April 15, 2008 and was classified as a Capital Pool Company ("CPC") when it was listed on the TSX Venture Exchange on August 29, 2008. On November 25, 2009, the Company was continued into British Columbia under the British Columbia Business Corporations Act (the "Act"). On April 7, 2010, the Company changed its name to Stellar Biotechnologies Inc. and completed its qualifying transaction through a reverse merger transaction with Stellar Biotechnologies Inc. ("Stellar CA"), a corporation incorporated under the laws of the State of California on September 9, 1999.

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

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number of common shares without par value. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. The shareholders approved creation of an unlimited number of preferred shares without par value at the annual general and special meeting of shareholders held on February 12, 2013.

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

There are no provisions under the Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company.

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

The Rights Plan was not proposed to prevent a take-over of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares.

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

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of CDN$0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

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

Voting Requirements

The approval of the Rights Plan was confirmed by a majority of the votes cast by Shareholders in person or by proxy at the annual general and special meeting of shareholders held on February 12, 2013. The Company is not aware of any Shareholder who was ineligible to vote on the approval of the Rights Plan at the Meeting.

A copy of this Rights Plan has been filed as an exhibit to the Company's 20-F Registration Statement.

C. Material Contracts

1.	Under an agreement dated August 14, 2002 between the Company and Frank Oakes, Mr. Oakes agreed to assign certain patent rights to the Company in exchange for 5% of gross receipts in excess of $500,000 annually from products using this invention. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3 2012.

2.	Pursuant to an employment agreement dated October 21, 2009 between the Company and Frank Oakes, Frank Oakes was retained to act as President and Chief Executive Officer of Stellar, effective January 1, 2010, at an annual salary of $100,000. Benefits also included two weeks vacation and optional coverage under the Company’s group health plan. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

3.	Pursuant to a consulting agreement dated August 15, 2004 between the Company and Daniel E. Morse, Daniel Morse agreed to provide consulting services to the Company from time to time as specified by Stellar. Stellar agreed to pay Dr. Morse $3,945.42 per month for his services, and the agreement shall remain in full force and effect until notice of intent to terminate is given by either party, which many be given by either party at any time. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

4.	Pursuant to an employment agreement dated October 21, 2009 between the Company and Daniel E. Morse, Daniel Morse was retained to act as Executive Vice President, Science and Technology of Stellar, effective January 1, 2010 at an annual salary of $100,000. Benefits also included two weeks vacation and optional coverage under the Company’s group health plan. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

5.	Pursuant to a service agreement dated January 1, 2012 between the Company and Daniel E. Morse, Daniel Morse agreed to act as a member of the Company's Scientific Advisory Board. In consideration for his services he was to be paid an annual fee of $4,000 per year of service, payable quarterly. In addition, Dr. Morse was to receive stock options to purchase 50,000 common shares effective immediately, with additional stock options to purchase 50,000 common shares at the anniversary of each successive term of service, for two subsequent years. All stock options are subject to the Company’s Non-Qualified Stock Option Agreement. The Service Agreement was for a term of one year, renewable automatically for one-year periods for up to three years, with a right to termination by either party without cause upon thirty day’s written notice. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

6.	Pursuant to an employment agreement dated January 8, 2010 between the Company and Darrell Brookstein, Darrell Brookstein was retained to act as Executive Vice – President, Financial and Business Development at an annual salary of $135,000. Benefits also included two weeks vacation and optional coverage under the Company’s group health plan. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

7.	Pursuant to a consulting agreement dated July 10, 2009 between the Company and Darrell Brookstein, Darrell Brookstein was to be paid a fee of $7,000 for each one month period of service until September 10, 2009, increasing to $10,000 per month thereafter. The consulting agreement was for an initial term of six months, renewable at the mutual agreement of both parties. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

8.	Pursuant to a service agreement between the Company and Malcolm Gefter dated June 15, 2010, Mr. Gefter, a Director of the Company, was appointed as a member of the Advisory Board to assist the Company in evaluation of its research and development and business activities. In consideration for his services Mr. Gefter was to be paid an annual fee of $4,000 per year of service, payable quarterly. In addition, Mr. Gefter was to receive stock options to purchase 50,000 common shares effective immediately, with additional stock options to purchase 50,000 common shares at the anniversary of each successive term of service, for two subsequent years. All stock options are subject to the Company’s Fixed Share Option Plan and the policies of the TSX Venture Exchange. The Service Agreement was for a term of one year, renewable automatically for one-year periods for up to three years, with a right to termination by either party without cause upon thirty day’s written notice. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

9.	Pursuant to a consulting agreement between the Company and Malcolm Gefter dated June 15, 2010, Mr. Gefter would receive an annual retainer of $12,000 per year of service, payable in twelve monthly installments, plus an hourly fee of $300 for services in excess of his role as Advisory Board Member. Pursuant to the terms of the Consulting Agreement, Mr. Gefter also received stock options to purchase 20,000 common shares effective immediately, with subsequent grants of 20,000 stock options at the anniversary date of each successive term. The Consulting Agreement was for a term of one year, renewable automatically for additional one-year periods for up to three years, with a right to termination by either party without cause upon thirty day’s written notice. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

10.	Under two sublease agreements between the Company and the Port Hueneme Surplus Property Authority, the Company leases three buildings in Port Hueneme, California. The combined monthly base rents total $7,071 effective November 1, 2010, for a term of 5 years with rents adjusted by the CPI index every November 1st. The Company has an option to extend the lease for an additional five years. Copies of these lease agreements have been filed as exhibits to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

11.	Under a lease agreement between the Company and Beachport Center, the Company leases facilities in Port Hueneme, California. The combined monthly base rents total $5,126 effective July 1, 2011, for a term of 3 years with rents adjusted by 3% cost of living every July 1st. The Company has an option to extend the lease for an additional two years. Copies of this lease agreement have been filed as exhibits to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

12.	Under a promissory note agreement between the Company and Frank Oakes dated September 9, 2009, Mr. Oakes agreed to loan the Company the sum of $15,000. A copy of this agreement has been filed as an exhibit to the Company's Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

13.	Under a supply agreement between the Company and Neovacs S.A. effective January 1, 2008, the Company agreed to provide Neovacs with subunit KLH for use in vaccines. The initial term was through January 1, 2010 and automatically renews annually unless terminated with notice. The Company requested confidential treatment for certain portions of this exhibit. A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

14.	Under a second supply agreement between the Company and Neovacs S.A. effective January 1, 2008, the Company agreed to provide Neovacs with KLH raw material for use in vaccines. The initial term was through January 1, 2010 and automatically renews annually unless terminated with notice. The Company requested confidential treatment for certain portions of this exhibit. A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

15.	Under an agreement dated August 27, 2009 between the Company and Bayer Innovation GmbH ("Bayer"), the Companies entered into a research collaboration agreement which included two non-recurring payments of $250,000 from Bayer to access the Company's information on suKLH, including manufacturing methods and analytical data, in order to demonstrate the feasibility of improving process yields. The research collaboration agreement terminated August 31, 2011 and there are no further milestone payments. The agreement also included a payment of $200,000 from the Company to Bayer for a license fee on the improved suKLH production method. The licensing rights do not have a fixed term or termination provisions. The Company requested confidential treatment for certain portions of this exhibit. A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

16.	Under an agreement dated May 17, 2011 between the Company and SAFC, a division of Sigma-Aldrich, SAFC purchased certain KLH products from the Company for processing and resale by SAFC to its customers. The initial term was through June 23, 2013 and then may extend for an additional one-year term with written agreement. The Company requested confidential treatment for certain portions of this exhibit. A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

17.	Under an agreement between the Company and Life Diagnostics effective October 18, 2011 the Company engaged Life Diagnostics to manufacture Stellar-brand KLH test kits. The initial term is through October 18, 2015 and automatically renews for 24-month periods unless terminated with notice. The Company requested confidential treatment for certain portions of this exhibit. A copy of this document has been filed separately with the Commission pursuant to this request, and a redacted copy has been filed as an exhibit to the Company's amended Form 20-F Registration Statement, as filed with the Securities and Exchange Commission on February 3, 2012.

18.	Under a license agreement between the Company and the University of Guelph dated July 24, 2013, the Company was granted the exclusive, worldwide license to patented technology for the development of human immunotherapies against Clostridium difficile infection. The agreement requires the Company to pay to Guelph license fees of $25,000 during the year ended August 31, 2013, $200,000 in 2014 and $20,000 annually thereafter, creditable against royalties due, if any. Royalties are payable for a mid-single digit percentage of related net sales, if any. License fees are also payable for a low-double digit percentage of related non-royalty sublicensing revenue, if any. The Company reimbursed past patent filing costs of approximately $50,000 during the year ended August 31, 2013, and will reimburse future patent prosecution costs. The license agreement does not have a fixed term or termination provisions. The license agreement required the Company to issue 371,200 shares of common stock and 278,400 non-transferable share purchase warrants. The license agreement provides for milestone payments upon achievement of financing, development and sales targets totaling up to $63,045,000 over the term of the agreement. The Company requested confidential treatment for certain portions of this exhibit. A copy of this document has been filed separately with the Commission pursuant to a Confidential Treatment request, and a redacted copy has been filed as an exhibit to the Company's Form 6-K as filed with the Securities and Exchange Commission on August 30, 2013.

D. Exchange Controls And Other Limitations Affecting Security Holders

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

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of Stellar on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Shares. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

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

Disposition of Common Shares

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

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

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

The Company does not believe that it has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be treated as a foreign personal holding company for the current or any future taxable year.

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

The Company does not believe that it has the status of a “foreign investment company”. However, there can be no assurance that the Company will not be treated as a foreign investment company for the current or any future taxable year.

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

The Company does not believe that it has the status of a “passive foreign investment company”. However, there can be no assurance that the Company will not be treated as a passive foreign investment company for the current or any future taxable year.

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

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules and to review IRS Forms 5471 and 8938.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

The Company does not believe that it has the status of a “controlled foreign corporation”. However, there can be no assurance that the Company will not be treated as a controlled foreign corporation for the current or any future taxable year.

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

F. Dividends and Paying Agents

Not Applicable

G. Statement by Experts

The Company’s auditors for its financial statements as at August 31, 2013, 2012 and 2011 were D+H Group LLP, Chartered Accountants. Their audit report is included with the related financial statements included in this Annual Report.

H. Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s United States offices located at 332 E. Scott Street, Port Hueneme, California, 93041.

I. Subsidiary Information

Not Applicable

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

Item 12. Description of Other Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of August 31, 2013. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2013, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2013.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company had identified Mayank (Mike) Sampat as the Company's Audit Committee Financial Expert. Mr. Sampat is the Chairman of the Company's audit committee and has extensive financial experience He received an MBA in Finance from Mercer University and has served in several financial positions with other companies, including several years as Chief Financial Officer for a medical equipment manufacturer. Mr. Sampat is considered to be "independent" as defined pursuant to the rules of the NYSE MKT Stock Exchange.

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

Fees, including reimbursements for expenses, for professional services rendered by D+H Group LLP are included in the following table.

Table No. 13 Principal Accountant Fees and Services

Type of Service	Fiscal Year 2013		Fiscal Year 2012

Audit Fees	CDN$	44,952	CDN$	75,531
Audit Related Fees		Nil		21,960
Tax Fees		4,342		4,694
All Other Fees		2,893		16,994
Total	CDN$	52,187	CDN$	119,179

Audit related fees were related to the review of November 30, 2011 condensed interim consolidated financial statements, the Company’s first interim financial statements following transition to International Financial Reporting Standards. Tax fees were related to preparation of Canadian corporate tax returns. All other fees were related to consents and comments provided for the Form 20-F Registration Statement and prior Form 20-F Annual Report.

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G. Corporate Governance

Not Applicable

Item 16H. Mine Safety Disclosure

Not Applicable

Part III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

The Company’s financial statements are stated in United States Dollars ($) and are prepared in accordance with International Financial Reporting Standards for the years ended August 31, 2013, 2012 and 2011. The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report. The auditor’s report of D+H Group LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 19. Exhibits

(A) Financial Statements

The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report. The auditor’s report of D+H Group LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report of D+H Group LLP, dated December 12, 2013.

Consolidated Statements of Financial Position at August 31, 2013 and August 31, 2012.

Consolidated Statements of Loss and Comprehensive Loss for the years ended August 31, 2013, August 31, 2012, and August 31, 2011.

Consolidated Statements of Cash Flows for the years ended August 31, 2013, August 31, 2012, and August 31, 2011.

Consolidated Statements of Changes in Equity for the years ended August 31, 2013 and 2012.

Notes to Financial Statements

(B) Index to Exhibits

Number	Description
1.1	Certificate of Incorporation dated June 12, 2007 (1)
1.2	Certificate of Amendment dated April 15, 2008 (1)
1.3	Certificate of Continuation (British Columbia) dated November 25, 2009 (1)
1.4	Certificate and Articles of Incorporation of Stellar CA dated September 13, 1999 (1)
1.5	Certificate of Amendment for Stellar CA dated October 1, 2001 (1)
1.6	Certificate of Name Change dated April 7, 2010 (1)
1.7	Notice of Articles dated April 7, 2010 (1)
1.8	Articles effective November 20, 2009 (1)

4.1	Patent Assignment Agreement between the Company and Frank Oakes dated August 14, 2002 (1)
4.2	Employment Agreement between the Company and Frank Oakes dated October 21, 2009 (1)
4.3	Consulting Agreement between the Company and Daniel E. Morse dated August 15, 2004 (1)
4.4	Employment Agreement between the Company and Daniel E. Morse dated October 21, 2009 (1)
4.5	Service Agreement between the Company and Daniel E. Morse dated January 1, 2012 (1)
4.6	Employment Agreement between the Company and Darrell Brookstein dated January 8, 2010 (1)
4.7	Consulting Agreement between the Company and Darrell Brookstein dated July 10, 2009 (1)
4.8	Service Agreement between the Company and Malcolm Gefter dated June 15, 2010 (1)
4.9	Consulting Agreement between the Company and Malcolm Gefter dated June 15, 2010 (1)

4.10	Sublease Agreement between the Company and the Port Hueneme Surplus Property Authority dated October 2, 2000 (1)
4.11	Sublease Agreement between the Company and the Port Hueneme Surplus Property Authority dated March 21, 2005 (1)
4.12	Lease Agreement between the Company and Beachport Center dated March 29, 2011 (1)
4.13	Promissory Note between the Company and Frank Oakes dated September 9, 2009 (1)
4.14	Supply agreement between the Company and Neovacs S.A. for subunit KLH effective January 1, 2008 #(2)
4.15	Supply agreement between the Company and Neovacs S.A. for KLH raw material effective January 1, 2008 #(2)
4.16	Research collaboration agreement between the Company and Bayer Innovation GmbH dated August 27, 2009 #(2)
4.17	Agreement for marketing and sale of chemicals between SAFC and the Company dated May 17, 2011 #(2)
4.18	Agreement between the Company and Life Diagnostics effective October 18, 2011 for the manufacture of Stellar-brand KLH test kits #(2)
4.19	License Agreement between the Company and University of Guelph dated July 24, 2013 #(3)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *^
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *^

15.1	Copy of Share Option Plan as Amended December 13, 2011 (1)
15.2	Shareholder’s Rights Plan dated December 13, 2011 (1)
15.3	Performance Share Plan dated April 9, 2010 (1)
15.4	CPC Escrow Agreement dated April 29, 2008 (1)
15.5	Escrow Agreement dated April 7, 2010 (1)
15.6	Notice of Annual General Meeting scheduled for January 17, 2012 (1)
15.7	Copy of Management Information Circular for the Annual General Meeting of Shareholders dated December 17, 2011 (1)
15.8	Form of Proxy for the Annual General Meeting of Shareholders to be held on January 17, 2012 (1)

*	Filed herewith
#	Confidential treatment has been granted for certain portions of this exhibit. Original copies have been filed separately with the Securities and Exchange Commission pursuant to Rule 24B-2 of the Securities Exchange Act of 1934, as amended.
^	A signed original of this written statement required by Section 906 has been provided and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

(1)	Previously filed with Form 20-F Registration Statement on February 3, 2012

(2)	Previously filed with Form 20-F Amendment No. 2 to Registration Statement on July 5, 2012
(3)	Previously filed with Form 6-K on August 30, 2013

Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(In US Dollars)

Independent Auditor’s Report

To the Board of Directors of Stellar Biotechnologies, Inc.

We have audited the accompanying consolidated financial statements of Stellar Biotechnologies, Inc., which comprise the consolidated statements of financial position as at August 31, 2013 and August 31, 2012, and the consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended August 31, 2013, August 31, 2012, and August 31, 2011 and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stellar Biotechnologies, Inc. as at August 31, 2013 and August 31, 2012, and its financial performance and its cash flows for the years ended August 31, 2013, August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“D&H Group LLP”
Vancouver, B.C.
December 12, 2013	Chartered Accountants

Stellar Biotechnologies, Inc

Consolidated Statements of Financial Position

(Expressed in US Dollars)

	August 31,	August 31,
	2013	2012

Assets:

Current assets:
Cash and cash equivalents	$7,859,889	$998,998
Amounts receivable (Note 4)	177,720	16,924
Deferred financing costs (Note 15)	62,027	-
Prepaid expenses	34,886	32,228

Total current assets	8,134,522	1,048,150

Noncurrent assets:
Property, plant and equipment (Note 5)	246,269	332,990
Licensing rights (Note 6)	116,667	145,238
Deposits	15,900	17,500

Total noncurrent assets	378,836	495,728

Total Assets	$8,513,358	$1,543,878

Liabilities and Shareholders' Equity (Deficiency):

Current liabilities:
Accounts payable and accrued liabilities	$454,063	$434,654
Deferred revenue	-	127,477
Warrant liability, current portion (Note 8)	3,454,745	-

Total current liabilities	3,908,808	562,131

Long-term liabilities:
Warrant liability, less current portion (Note 8)	7,746,062	130,137

Total Liabilities	11,654,870	692,268

Shareholders' equity (deficiency):
Share capital (Note 8)	13,180,677	8,016,895
Shares subscribed (Note 8)	5,155,674	-
Shares to be issued (Note 8)	1,493,637	1,493,637
Share-based payment reserve (Note 8)	2,232,526	1,658,591
Deficit	(25,204,026)	(10,317,513)

Total shareholders' equity (deficiency)	(3,141,512)	851,610

Total Liabilities and Shareholders' Equity (Deficiency)	$8,513,358	$1,543,878

Nature of Operations and Going Concern (Note 1)

Commitments (Note 7)

Events After the Reporting Period (Note 15)

These consolidated financial statements were approved for issuance by the Board of Directors on December 12, 2013 and are signed on its behalf by:

Director	Signed: "Frank Oakes"

Director	Signed: "Mayank Sampat "

The accompanying notes are an integral part of these consolidated financial statements.

Stellar Biotechnologies, Inc

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

	Year Ended
	August 31,	August 31,	August 31,
	2013	2012	2011

Revenues:
Contract income	$60,000	$60,000	$60,000
Commercial sales	76,055	131,825	18,988
Grant revenue	409,414	94,229	618,199
	545,469	286,054	697,187

Costs of Production, Aquaculture and Grants:
Costs of production and aquaculture	167,114	342,358	413,397
Grant costs	409,414	94,043	595,686

	576,528	436,401	1,009,083

Gross Margin (Loss)	(31,059)	(150,347)	(311,896)

Expenses:
Salaries, wages and benefits	709,319	1,152,320	797,263
Research and development	1,445,616	1,825,585	825,887
Legal, consulting and professional services	321,785	602,865	363,753
Share-based payments (Note 8)	627,025	1,916,531	1,738,709
General and administration	585,434	801,259	747,883
Amortization and depreciation	124,833	112,144	87,325
Allocation of expenses to grant costs	(166,612)	(38,371)	(41,170)
	3,647,400	6,372,333	4,519,650

Other Income:
Loss recovery (Note 10)	-	105,000	-
Foreign exchange loss	(95,842)	10,091	3,333
Change in fair value of warrant liability (Note 8)	(11,116,402)	1,206,812	1,220,437
Interest income	4,990	4,881	11,297
	(11,207,254)	1,326,784	1,235,067

Loss Before Income Tax	(14,885,713)	(5,195,896)	(3,596,479)
Income tax expense	800	800	800

Loss and Comprehensive Loss for the Year	$(14,886,513)	$(5,196,696)	$(3,597,279)

Loss per common share - basic and diluted	$(0.29)	$(0.12)	$(0.09)
Weighted average number of common shares outstanding	51,611,944	43,775,766	38,087,574

The accompanying notes are an integral part of these consolidated financial statements.

Stellar Biotechnologies, Inc

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Year Ended
	August 31,	August 31,	August 31,
	2013	2012	2011

Cash Flows Used In Operating Activities:
Loss for the period	$(14,886,513)	$(5,196,696)	$(3,597,279)

Items not affecting cash:
Amortization and depreciation	124,833	112,144	87,325
Share-based payments	627,025	1,916,531	1,738,709
Foreign exchange (gain) loss	31,271	(12,539)	(4,559)
Change in fair value of warrant liability	11,116,402	(1,206,812)	(1,220,437)
Fair value of shares issued for research license	491,408	-	-

Changes in non-cash working capital items:
Amounts receivable	(256,638)	32,188	532,807
Deferred financing costs	(62,027)	-	-
Prepaid expenses	(2,658)	4,376	(13,664)
Accounts payable and accrued liabilities	19,409	275,517	(140,670)
Deferred revenue	(127,477)	127,477	-

Net cash used in operating activities	(2,924,965)	(3,947,814)	(2,617,768)

Cash Flows From Financing Activities:
Proceeds from exercise of warrants and options	1,582,739	877,210	784,858
Share subscription proceeds	8,271,549	-	4,729,524
Share issuance costs	(125,062)	-	(312,103)
Repurchase dissenting shareholder shares	-	-	(125,025)
Payment of deposits	1,600	-	(8,734)
		-
Net cash provided by financing activities	9,730,826	877,210	5,068,520

Cash Flows Used In Investing Activities:
Acquisition of property, plant and equipment	(9,541)	(78,338)	(309,782)

Net cash used in investing activities	(9,541)	(78,338)	(309,782)

Effect of exchange rate changes on cash and cash equivalents	64,571	2,448	1,226

Net change in cash and cash equivalents	6,860,891	(3,146,494)	2,142,196
Cash and cash equivalents - beginning of period	998,998	4,145,492	2,003,296
Cash and cash equivalents - end of period	$7,859,889	$998,998	$4,145,492

Cash (demand deposits)	$6,244,049	$674,704	$3,226,553
Cash equivalents	1,615,840	324,294	918,939

Cash and cash equivalents	$7,859,889	$998,998	$4,145,492

Supplemental disclosure of non-cash transactions (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Stellar Biotechnologies, Inc

Consolidated Statements of Changes in Equity

(Expressed in US Dollars)

					Share-based
	Number of	Share	Shares	Shares to	Payment
	Shares	Capital	Subscribed	be Issued	Reserve	Deficit	Total

Balance - August 31, 2011	41,611,831	$6,541,810	$-	$651,000	$992,147	$(5,120,817)	$3,064,140

Performance shares to be issued	-	-	-	1,209,000	-	-	1,209,000
Issuance of performance shares	1,313,130	366,363	-	(366,363)	-	-	-
Proceeds from exercise of warrants	2,318,600	830,716	-	-	-	-	830,716
Transfer to share capital on exercise of warrants	-	190,425	-	-	-	-	190,425
Proceeds from exercise of options	170,000	46,494	-	-	-	-	46,494
Transfer to share capital on exercise of options	-	41,087	-	-	(41,087)	-	-
Share-based payments	-	-	-	-	707,531	-	707,531
Loss for the year	-	-	-	-	-	(5,196,696)	(5,196,696)
Balance - August 31, 2012	45,413,561	$8,016,895	$-	$1,493,637	$1,658,591	$(10,317,513)	$851,610

Proceeds of private placements	9,258,400	3,115,875	-	-	-	-	3,115,875
Issuance costs of private placements	-	(275,956)	-	-	-	-	(275,956)
Fair value of warrants issued in private placements	-	(1,749,004)	-	-	-	-	(1,749,004)
Proceeds from exercise of warrants	2,738,000	1,510,336	-	-	-	-	1,510,336
Transfer to share capital on exercise of warrants	-	2,140,644	-	-	-	-	2,140,644
Proceeds from exercise of options	164,999	72,403	-	-	-	-	72,403
Transfer to share capital on exercise of options	-	53,090	-	-	(53,090)	-	-
Share-based payments	-	-	-	-	627,025	-	627,025
Shares issued to acquire license	371,200	491,408	-	-	-	-	491,408
Fair value of warrants issued to acquire license	-	(195,014)					(195,014)
Subscriptions received for private placement	-	-	5,155,674	-	-	-	5,155,674
Loss for the year	-	-	-	-	-	(14,886,513)	(14,886,513)
Balance - August 31, 2013	57,946,160	$13,180,677	$5,155,674	$1,493,637	$2,232,526	$(25,204,026)	$(3,141,512)

The accompanying notes are an integral part of these consolidated financial statements.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

1.	Nature of Operations and Going Concern

Stellar Biotechnologies, Inc. (“the Company”, formerly CAG Capital Inc.) is listed on the TSX Venture Exchange (‘the Exchange”) as a Tier 2 issuer under the trading symbol KLH since April 19, 2010 (formerly under CAG.P) and in the US under the trading symbol SBOTF as of April 4, 2012, and uplisted to OTCQB effective January 14, 2013.

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

For the year ended August 31, 2013, the Company reported a loss of $14,886,513 (2012 - $5,196,696, 2011 - $3,597,279), an accumulated deficit of $25,204,026 (2012 - $10,317,513, 2011 - $5,120,817) and working capital of $4,225,714 (2012 - $486,019, 2011 - $4,061,980).

In the past, operations of the Company have primarily been funded by the issuance of common shares, exercise of warrants, grant revenues, contract income, and commercial sales. Subsequent to August 31, 2013, the Company closed a private placement with gross proceeds of $12,000,000. Management believes these financial resources are adequate to support the Company’s initiatives at the current level for the foreseeable future. Management is also continuing the ongoing effort toward expanding the customer base for existing marketed products, and the Company may seek additional financing alternatives, including nondilutive financing through grants, collaboration and licensing arrangements, and additional equity financing.

The accompanying financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The consolidated financial statements of the Company are presented in US dollars, unless otherwise stated, which is the functional currency.

2.	Basis of Presentation

International Financial Reporting Standards and Statement of Compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), applicable to the preparation of the financial statements. September 1, 2010 was the Company’s transition date to IFRS.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

2.	Basis of Presentation (continued)

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

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

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

2)	Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation/amortization rates. Should the asset life or depreciation/amortization rate differ from the initial estimate, an adjustment would be made in the consolidated statements of loss and comprehensive loss.

c)	Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with financial institutions, money market accounts, and highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

d)	Property, Plant and Equipment

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

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value, and changes are recognized through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

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

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

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

Commercial Sales

The Company recognizes commercial sales revenue when KLH product is delivered assuming there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability is reasonably assured. In limited circumstances, the Company retains ownership until the product is received and inspected by the customer; revenue is recognized upon satisfaction of these conditions. The Company documents arrangements with customers with purchase orders and sales agreements.

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

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

expenses are shown as a separate line item on the consolidated statements of loss and comprehensive loss. As at August 31, 2013, the Company had no deferred development costs.

i)	Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and perform research and development activities. These equity financing transactions may involve issuance of common shares or units. Units typically comprise a certain number of common shares and share purchase warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the terms of the transaction. The Company adopted a residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units. The fair value of the common shares issued in the private placements is determined by the closing quoted bid price on the price reservation date, if applicable, or the announcement date. The balance, if any, is allocated to the attached share purchase warrants.

j)	Share-Based Payments

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

k)	Foreign Exchange

Items included in the financial statements of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the parent and its subsidiary is the US dollar.

Transactions in currencies other than the US dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

l)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

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

m)	Loss Per Share

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

n)	New Accounting Pronouncements Issued but Not Yet Adopted

A number of new standards, amendments to standards and interpretations are effective in future years. The Company does not expect to adopt any of these standards before their effective dates. The following new standards have not been applied in preparing these consolidated financial statements:

•	IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the classification and measurement of financial assets. The standard is effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10 - Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. This standard supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated – Special Purpose Entities.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

•	IFRS 11 - Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. This standard supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers.

•	IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•	IFRS 13 - Fair Value Measurement. IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value. It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 is applicable for fiscal years beginning on or after January 1, 2013. The standard, which may be early adopted, will apply prospectively from the beginning of the annual period in which it is adopted.

The Company continues to evaluate the impact of these standards on its accounting policies and consolidated financial statements. The extent of the effects of the new accounting standards on the consolidated financial statements has not been determined.

4.	Amounts Receivable

	August 31,	August 31,
	2013	2012
Amounts receivable	$12,623	$9,318
Contract receivable	5,025	5,000
Grants receivable	157,297	-
GST or HST receivable	2,775	2,606

	$177,720	$16,924

5.	Property, Plant and Equipment

			Computer
	Aquaculture		and Office	Tools and		Leasehold	Total
Cost:	System	Laboratory	Equipment	Equipment	Vehicles	Improvements	PP&E

Balance - August 31, 2011	$47,770	$62,033	$33,195	$340,286	$10,997	$59,107	$553,388

Additions	11,153	-	23,515	43,670	-	-	78,338
					-
Balance - August 31, 2012	$58,923	$62,033	$56,710	$383,956	$10,997	$59,107	$631,726

Additions	-	-	-	9,541	-	-	9,541
					-
Balance - August 31, 2013	$58,923	$62,033	$56,710	$393,497	$10,997	$59,107	$641,267

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

5.	Property, Plant and Equipment (continued)

			Computer
	Aquaculture		and Office	Tools and		Leasehold	Total
Accumulated depreciation:	System	Laboratory	Equipment	Equipment	Vehicles	Improvements	PP&E

Balance - August 31, 2011	$(43,543)	$(62,033)	$(6,684)	$(72,295)	$(1,100)	$(29,509)	$(215,164)

Additions	(1,260)	-	(8,294)	(66,682)	(2,199)	(5,137)	(83,572)

Balance - August 31, 2012	$(44,803)	$(62,033)	$(14,978)	$(138,977)	$(3,299)	$(34,646)	$(298,736)

Additions	(3,033)	-	(11,626)	(74,266)	(2,200)	(5,137)	(96,262)

Balance - August 31, 2013	$(47,836)	$(62,033)	$(26,604)	$(213,243)	$(5,499)	$(39,783)	$(394,998)

			Computer
	Aquaculture		and Office	Tools and		Leasehold	Total
Carrying Value:	System	Laboratory	Equipment	Equipment	Vehicles	Improvements	PP&E

Balance - August 31, 2011	$4,227	$-	$26,511	$267,991	$9,897	$29,598	$338,224

Balance - August 31, 2012	$14,120	$-	$41,732	$244,979	$7,698	$24,461	$332,990

Balance - August 31, 2013	$11,087	$-	$30,106	$180,254	$5,498	$19,324	$246,269

6.	Licensing Rights

During 2010 the Company paid a $200,000 license fee for intellectual property arising under a research collaboration agreement to a customer for licensing rights outside the customer’s field of use. The customer and the Company jointly own the rights to practice the resulting intellectual properties within specified fields of use. The research collaboration agreement terminated August 31, 2011 and there are no further milestone payments. The related licensing rights do not have a fixed term or termination provisions. The license rights are amortized over the estimated useful life of seven years and are shown net of accumulated impairment losses, if any.

	Licensing	Accumulated	Carrying
	Rights	Amortization	Amount

Balance at August 31, 2011	$200,000	$(26,190)	$173,810

Amortization expense	-	(28,572)	(28,572)

Balance at August 31, 2012	$200,000	$(54,762)	$145,238

Amortization expense	-	(28,571)	(28,571)

Balance at August 31, 2013	$200,000	$(83,333)	$116,667

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

6.	Licensing Rights (continued)

During the year ended August 31, 2013, the Company entered into a license agreement for exclusive rights to patented technology to develop, manufacture and sell human immunotherapies to treat Clostridium difficile infection (“C. diff”). The agreement provides for license fees of $25,000 during the year ended August 31, 2013, $200,000 in 2014 and $20,000 annually thereafter, creditable against royalties due, if any. Royalties are payable for a mid-single digit percentage of related net sales, if any. License fees are also payable for a low-double digit percentage of related non-royalty sublicensing revenue, if any. The Company reimbursed past patent filing costs of approximately $50,000 during the year ended August 31, 2013, and will reimburse future patent prosecution costs. The license agreement does not have a fixed term or termination provisions. License fees and patent cost reimbursements during the year ended August 31, 2013, have been accounted for as research expense in accordance with IAS 38 Intangible Assets.

After execution of the license agreement, the Company issued 371,200 shares of common stock and 278,400 non-transferable share purchase warrants as described in Note 8.

The license agreement provides for milestone payments totaling $63,045,000 upon achievement of various financing, development and sales targets. No milestones were met during the year ended August 31, 2013, and there can be no assurance that the milestones will be met in the future.

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

Future minimum lease payments are as follows:

	August 31,	August 31,
	2013	2012
For The Year Ending August 31,
2013	$-	$148,531
2014	143,735	139,238
2015	89,349	84,852
2016	14,892	14,142

	$247,976	$386,763

Rent expense on these lease agreements for the year ended August 31, 2013 was $178,329 (2012 - $171,459, 2011 - $99,894).

The Company has purchase order commitments totalling approximately $45,000 as at August 31, 2013, for contracts and consultants (2012 - $157,000).

The Company has three commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use. Two of the agreements automatically renew each January unless terminated in writing by either party. One agreement terminated June 2013 without being extended.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

8.	Share Capital

Authorized: unlimited common shares without par value.

Private Placements During the Year Ended August 31, 2013:

a)	In October 2012, the Company issued 4,000,000 units at a price of CDN$0.25 per unit for gross proceeds of $1,007,900 (CDN$1,000,000). Each unit comprised one common share of the Company and one transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before October 25, 2015. The warrants were valued at $830,975. Agent’s options were issued to acquire 400,000 units of the Company (valued at $90,995) under the same terms of the private placement and are exercisable at CDN$0.25 on or before October 25, 2015. The Company paid $50,395 of cash share issuance costs in relation to the private placement.

b)	In January 2013, the Company issued 1,998,400 units at a price of CDN$0.25 per unit for gross proceeds of $502,098 (CDN$499,600). Each unit comprised one common share of the Company and one transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before January 4, 2016. The warrants were valued at $448,240. Agent’s options were issued to acquire 97,200 units of the Company (valued at $23,693) under the same terms of the private placement and are exercisable at CDN$0.25 on or before January 4, 2016. The Company paid $24,422 of cash share issuance costs in relation to the private placement.

c)	In April 2013, the Company issued 3,260,000 units at a price of CDN$0.50 per unit for gross proceeds of $1,605,877 (CDN$1,630,000). Each unit comprised one common share of the Company and one half of a transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.75 exercisable on or before October 2, 2014. The warrants were valued at $469,789. Agent’s options were issued to acquire 102,000 units of the Company (valued at $36,206) under the same terms of the private placement and are exercisable at CDN$0.50 on or before October 2, 2014. The Company paid $50,245 of cash share issuance costs in relation to the private placement.

Escrow Shares

An aggregate of 2,500,000 common shares were held in escrow pursuant to an Escrow Agreement dated April 29, 2008. Of these shares, as at August 31, 2013, Nil shares remain in escrow.

An aggregate of 4,119,386 common shares were held in escrow pursuant to an Escrow Agreement dated April 7, 2010. The shares were subject to release provisions, with 10% being released upon closing of the reverse takeover and the balance as to 15% every six months. Of these shares, as at August 31, 2013, Nil remain in escrow. The remaining 5,880,614 common shares were subject to resale restrictions over a period of three years, with 10% being free-trading, and the remaining shares subject to resale restrictions, as to 15% becoming free-trading every six months. Of these shares, as at August 31, 2013, Nil remain subject to resale restrictions.

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

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

8.	Share Capital (continued)

During the year ended August 31, 2012, the Company reached the final two share milestones and issued 1,313,130 shares of the Company to non-director individuals named in the Performance Share Plan. Accordingly, $366,363 was transferred from shares to be issued to share capital. As at August 31, 2013, there are 5,353,535 performance shares outstanding to be issued.

During the year ended August 31, 2013, $Nil (2012 - $1,209,000, 2011 - $1,116,000) was recorded as share-based payments representing the measurement of vested performance shares during the year.

License Agreement

During the year ended August 31, 2013, the Company entered into a license agreement and issued 371,200 shares of the Company and 278,400 non-transferable share purchase warrants. Each warrant entitles the holder to purchase one common share in the share capital of the Company at a price of CDN$1.25 per share on or before January 23, 2015. The common shares are subject to the Exchange four month hold policy that ends on November 25, 2013. The value of the shares and warrants has been recorded as research and development expense.

Warrants

A summary of the Company’s outstanding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2011	13,079,326	$0.65

Exercised	(2,318,600)	0.37
Expired	(2,702,126)	0.40

Balance, as at August 31, 2012	8,058,600	$1.01

Granted	8,507,500	0.49
Exercised	(2,738,000)	0.57
Expired	(1,905,600)	0.54

Balance, as at August 31, 2013	11,922,500	$0.58

The weighted average trading price at the date the warrants were exercised during the year ended August 31, 2013 was CDN$1.30 (2012 - CDN$0.41). The weighted average contractual life remaining on the outstanding warrants is 1.24 years.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

8.	Share Capital (continued)

The following table summarizes information about the warrants outstanding as at August 31, 2013:

Exercise Price	Number of Warrants	Expiry Date

CDN $
$0.71	4,678,000	November 14, 2013
$0.75	1,571,500	October 2, 2014
$0.50	99,000	October 2, 2014	Agent options
$1.25	278,400	January 23, 2015
$0.40	4,000,000	October 25, 2015
$0.25	400,000	October 25, 2015	Agent options
$0.40	798,400	January 4, 2016
$0.25	97,200	January 4, 2016	Agent options

	11,922,500

Agent options are convertible into units. A unit consists of one common share and either one whole warrant or one half warrant.

Warrant Liability

Equity offerings were completed in the current and previous years whereby warrants were issued with exercise prices denominated in Canadian dollars. The Company’s functional currency is in US dollars. As a result of having exercise prices denominated in other than the Company’s functional currency, these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the consolidated statements of loss and comprehensive loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in profit or loss, as part of the change in fair value of warrant liability. There is no cash flow impact as a result of this accounting treatment.

The fair value of the warrants is determined using the Black-Scholes option pricing model at the end of each reporting period. Upon exercise of the warrants, the fair value of warrants included in derivative liabilities is reclassified to equity.

The fair value of warrants exercised during the years ended August 31, 2013, 2012 and 2011 was determined using the Black-Scholes option pricing model, using the following assumptions:

	2013	2012	2011
Risk free interest rate	1.23%	2.49%	3.14%
Expected life (years)	1.17	0.11	0.73
Expected share price volatility	111%	110%	106%

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

8.	Share Capital (continued)

The fair value of warrants granted was determined using the Black-Scholes option pricing model, using the following weighted average assumptions at the end of each reporting period:

	2013	2012	2011
Risk free interest rate	1.18%	N/A	1.61%
Expected life (years)	2,76	N/A	1,10
Expected share price volatility	123%	N/A	107%
Expected dividend yield	N/A	N/A	0%

Option pricing models require the input of highly subjective assumptions regarding volatility. The Company has used historical volatility to estimate the volatility of the share price.

Options

The Company has a stock option plan (“the Plan”) to be administered by the Board of Directors, which has the discretion to grant options for up to a maximum of 20% of the issued and outstanding share capital amount and subject to a maximum of 8,785,000 shares. The exercise price of an option is subject to a minimum of CDN$0.05 preceding the grant date. Stock options granted to directors, officers, employees and consultants are subject to the following vesting schedule:

(a)	One-third shall vest immediately;

(b)	One-third shall vest 12 months from the Effective Date; and

(c)	One-third shall vest 18 months from the Effective Date.

Stock options granted to investor relations vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting.

Options have been issued under the Plan allowing the holders to purchase common shares of the Company as follows:

	Number of Options	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2011	4,254,600	$0.43

Granted	1,809,600	0.40
Exercised	(170,000)	0.28
Forfeited	(105,000)	0.77

Balance, as at August 31, 2012	5,789,200	$0.42

Granted	1,200,000	0.43
Exercised	(164,999)	0.45
Forfeited	(235,333)	0.49

Balance, as at August 31, 2013	6,588,868	$0.42

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

8.	Share Capital (continued)

The weighted average trading price at the date the options were exercised during the year ended August 31, 2013 was CDN$1.13 (2012 - CDN$0.33). The weighted average contractual life remaining on the outstanding options is 4.75 years.

The following table summarizes information about the options under the Plan outstanding and exercisable as at August 31, 2013:

CDN Exercise Price	Number of Options	Exercisable at August 31, 2013	Expiry Date

$0.25	250,000	187,500	October 23, 2015
$0.28	2,265,000	2,265,000	April 9, 2017
$0.25	55,000	55,000	May 17, 2017
$0.28	20,000	20,000	June 28, 2017
$0.28	70,000	70,000	July 13, 2017
$0.64	70,000	70,000	October 25, 2017
$1.00	60,000	60,000	February 10, 2018
$0.65	1,239,600	1,239,600	August 8, 2018
$0.50	5,000	5,000	September 26, 2018
$0.40	71,667	71,667	December 22, 2018
$0.42	1,667	1,667	February 16, 2019
$0.42	1,090,934	806,400	April 13, 2019
$0.42	50,000	33,333	April 26, 2019
$0.29	90,000	60,000	June 18, 2019
$0.37	150,000	100,000	August 9, 2019
$0.37	150,000	100,000	August 16, 2019
$0.25	75,000	25,000	October 23, 2019
$0.25	215,000	71,667	December 19, 2019
$0.58	560,000	186,667	May 14, 2020
$0.58	100,000	33,333	May 23, 2020

	6,588,868	5,461,834

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The estimated fair value of the stock options granted during the years ended August 31, 2013, 2012 and 2011 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012	2011
Risk free interest rate	1.55%	1.63%	2.76%
Expected life (years)	6.17	7.0	7.0
Expected share price volatility	123%	147%	110%
Expected dividend yield	0%	0%	0%

The average fair value of stock options awarded during the period was CDN$0.38, CDN$0.40 and CDN$0.51 respectively.

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

9.	Related Party Disclosures

The Company had the following transactions with key management personnel including directors and officers of the Company and their family members. There are no other related parties as defined by IAS 24.

	August 31,	August 31,	August 31,
	2013	2012	2011

Salaries	$528,117	$602,167	$603,250
Short-term employee benefits	85,230	47,932	48,313
Director fees	16,200	51,616	5,350
Consulting fees	19,875	54,950	76,749
Professional fees	53,460	59,944	37,018
Share-based payments	387,886	1,493,347	1,290,413

	$1,090,768	$2,309,956	$2,061,093

Share-based payments are the fair value of the options granted plus the vested value of performance shares.

As at August 31, 2013, $2,800 (2012 - $3,900) of these amounts remained unpaid and are included in accounts payable and accrued liabilities on the consolidated statements of financial position.

On August 14, 2002, the Company entered into an agreement to pay royalties to a director and officer in exchange for assignment of patent rights to the Company. The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention. The Company’s current operations utilize this invention. The royalties for the year ended August 31, 2013 were $Nil (2012 - $Nil, 2011 -$Nil).

10.	Loss Recovery

A shipment of KLH was damaged by a vendor.  The vendor agreed to reimburse the Company for the value of the KLH.  In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the loss recovery was recorded during the year ended August 31, 2012 when the realization of income was virtually certain.

11.	Income Taxes

Deferred income tax assets and liabilities of the Company as at August 31, 2013, 2012 and 2011 are as follows:

	August 31, 2013	August 31, 2012	August 31, 2011

Deferred income tax assets:
Non-capital loss carry-forwards	$4,426,800	$3,409,600	$1,595,200
Research and development tax credits	450,400	267,900	166,600
Deferred expenses	65,100	39,400	-
Share issuance costs	63,300	73,400	106,300
Deferred income tax liabilities:
US federal benefit of state taxes	(350,600)	(265,200)	(125,100)
Property, plant and equipment	(33,400)	(32,700)	(14,500)
Unrecognized benefits of deferred tax assets	(4,621,600)	(3,492,400)	(1,728,500)

Net deferred income tax asset (liability)	$-	$-	$-

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

11.	Income Taxes (continued)

The recovery of income taxes shown in the consolidated statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	August 31, 2013	August 31, 2012	August 31, 2011

Combined federal and provincial tax rates	25.0%	28.5%	28.5%

Expected income tax (recovery)/expense	$(3,721,400)	$(1,480,800)	$(1,025,000)

Nondeductible share-based payments	287,100	548,000	494,400
Nondeductible change in fair value of warrant liability	2,947,300	(334,200)	(385,400)
Effect of higher income tax rate in US	(308,400)	(426,700)	(284,200)
Foreign currency differences	(26,300)	9,000	(69,900)
Other	(322,400)	(137,300)	(14,100)
Unrecognized benefit of loss carry forwards	1,144,900	1,822,800	1,285,000

Income tax expense	$800	$800	$800

As at August 31, 2013, the Company had accumulated Canadian non-capital losses of approximately CDN$2,591,900 and US net operating losses of approximately $8,904,900 which can be carried forward and charged against future taxable income, expiring from 2028 through 2033.

12.	Supplemental Disclosure of Cash Flow and Non-Cash Transactions

Supplemental disclosure of cash paid for taxes and interest and non-cash financing and investing activities include the following:

	August 31,	August 31,	August 31,
	2013	2012	2011

Financing activities:
Share issuance costs - agent's options	$150,894	$-	$276,448
Fair value of shares issued for acquisition of license	491,408	-	-
Warrant valuations on private placements	1,749,004	-	3,003,870
Warrant valuation on acquisition of license	195,014	-	-
Transfer to share capital on exercise of warrants	2,140,644	190,425	1,329,817
Transfer to share capital on exercise of options	53,090	41,087	-
Transfer to share capital on issuance of performance shares	-	366,363	930,000

Cash paid during the period for taxes	800	800	800
Cash paid during the period for interest	-	-	-

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

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

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at August 31, 2013, the Company does not have any debt and is not subject to externally imposed capital requirements.

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

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. At August 31, 2013, the US dollar was equal to 1.05322 Canadian dollars. The currency risk is considered to be insignificant.

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

Approximately 73% of the Company’s commercial sales and contract income during the year ended August 31, 2012 were from two customers (2012 - 90% from two customers, 2011 - 88% from one customer). All of the grant revenue during the year ended August 31, 2013 was received from NSF (2012 - 100% from NSF, 2011 - 79% from IRS grants and 21% from NSF).

Approximately 10% of the Company’s amounts receivables at August 31, 2013, were from six customers (2012 - 77% from three customers), 88% from NSF grants (2012 - Nil%) and 6% from GST refund (2012 - 15%).

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

13.	Financial Instruments and Risk Management (continued)

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company estimates its maximum credit risk for amounts receivable at the amount recorded on the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at August 31, 2013, the Company had a cash and cash equivalents balance of $7,859,889 (2012 - $998,998) to settle current liabilities of $454,063 exclusive of $3,454,745 noncash current portion of warrant liability (2012 - $562,131).

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

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

14.	Segment Information

The Company operates in one reportable segment, the aquaculture, research and development, production and marketing of KLH products. The Company’s operations are in California, USA, and its corporate assets, comprising mainly cash, are located in Canada.

	KLH Operations (USA)	Corporate (Canada)	Total

	August 31, 2013
Total assets	$6,381,898	$2,131,460	$8,513,358
Current liabilities	403,217	3,505,591	3,908,808
Warrant liability	-	7,746,062	7,746,062
Revenues from external parties	545,469	-	545,469
Net loss	(2,083,241)	(12,803,272)	(14,886,513)

	August 31, 2012
Total assets	$927,917	$615,961	$1,543,878
Current liabilities	510,246	51,885	562,131
Warrant liability	-	130,137	130,137
Revenues from external parties	286,054	-	286,054
Net loss	(3,774,548)	(1,422,148)	(5,196,696)

	August 31, 2011
Total assets	$4,328,913	$421,738	$4,750,651
Current liabilities	84,933	74,204	159,137
Warrant liability	-	1,527,374	1,527,374
Revenues from external parties	697,187	-	697,187
Net loss	(2,518,269)	(1,079,010)	(3,597,279)

15.	Events After the Reporting Period

Subsequent to August 31, 2013, the Company:

a)	Granted incentive stock options to consultants, officers and directors to purchase 495,000, 100,000 and 100,000 common shares, exercisable at a price of $1.83, CDN$1.87 and $1.84 per share for a period of seven, five and seven years respectively.

b)	Closed a private placement and issued 11,428,570 units for total gross proceeds of $12,000,000, completed in two closings. The private placement included a brokered portion sold to institutional and accredited investors totaling $5,000,000 (4,761,903 units) (the “Brokered Offering”) and a non-brokered portion totalling $7,000,000 (6,666,667 units) (the “Non-brokered Offering”). The non-brokered offering included a $5,000,000 investment by a privately-held company and contract manufacturer. Each unit, sold for $1.05, comprises one share of the Company’s common stock and one half of a share purchase warrant (each whole warrant, a “Warrant”). Each warrant entitles the holder to purchase one additional share of the Company’s common stock at a purchase price of $1.35 for a period of three years from the issuance date of the warrants. A broker received $346,325 and 333,333 agent warrants (the “Agent Warrants”). Each agent warrant entitles the holder to purchase one additional share of the Company’s common stock at a purchase price of $1.05 for a period of three years from the issuance date of the agent warrants. Subject to additional requirements imposed by the US Securities Act requiring longer hold-periods on certain of the securities for resale by US subscribers in the US market and a lock-up agreement with certain holders of the

Stellar Biotechnologies, Inc

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2013, 2012 and 2011

(Expressed in US Dollars)

15.	Events After the Reporting Period (continued)

securities, the securities issued in the Initial Closing (2,857,143 brokered offering units, 6,666,667 non-brokered offering units, and 200,000 agent warrants) are subject to a hold period expiring January 10, 2014 and the securities issued in the Final Closing (1,904,760 brokered offering units and 133,333 agent warrants) are subject to a hold period expiring January 21, 2014.

c)	Issued 5,503,200 common shares upon the exercise of warrants for gross proceeds of CDN$3,797,730 and issued 849,167 common shares upon the exercise of stock options for gross proceeds of CDN$262,642.

d)

Entered into a collaboration agreement with a privately-held Taiwan biopharmaceuticals manufacturer to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using Stellar’s GMP grade Keyhole Limpet Hemocyanin (“KLH”). Under the terms of the agreement, the Company will be responsible for the production and delivery of GMP grade KLH for evaluation as a carrier molecule in OBI-822 immunotherapy and will also be responsible for method development, product formulation, and process qualification for certain KLH reference standards. The partner will be responsible for development objectives and product specifications. The agreement provides for the partner to pay fees for certain expenses and costs associated with the development program. Subject to certain conditions and timing, the collaboration also provides for the companies to negotiate a commercial supply agreement for Stellar KLH™ in the future.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Stellar Biotechnologies Inc.

Registrant

Dated:	December 31, 2013	Signed:	/s/ “Frank Oakes”
Frank Oakes,
President and CEO

- 120 -